Amendment No. 1 to Draft Registration Statement, as confidentially submitted to the Securities and Exchange Commission on April 10, 2020.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

APPLIED MOLECULAR TRANSPORT INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	81-4481426
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1 Tower Place, Suite 850

South San Francisco, California 94080

650-392-0420

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Tahir Mahmood, Ph.D.

Chief Executive Officer

Applied Molecular Transport Inc.

1 Tower Place, Suite 850

South San Francisco, California 94080

650-392-0420

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kenneth A. Clark Tony Jeffries Michael E. Coke Christina L. Poulsen Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 650-493-9300	Kristin E. VanderPas Charles S. Kim Dave Peinsipp Will H. Cai Cooley LLP 101 California Street San Francisco, California 94111 415-693-2000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, $0.0001 par value	$	$

(1)	Includes offering price of any additional shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated                 , 2020

            Shares

Common Stock

This is an initial public offering of shares of common stock of Applied Molecular Transport Inc. We are selling                  shares of our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $        and $        per share. We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “AMTI.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 12 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

To the extent that the underwriters sell more than                  shares of common stock, the underwriters have the option to purchase up to an additional                  shares of common stock from us at the initial public offering price less the underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about                 , 2020.

BofA Securities	Jefferies	SVB Leerink

Prospectus dated                 , 2020

We and the underwriters have not authorized anyone to provide you any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

For investors outside of the United States: we have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the sections titled “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” “Applied Molecular Transport,” “AMT,” or “the Company” refer to Applied Molecular Transport Inc. See the section titled “Glossary” for certain definitions of key scientific, technical, and other terms used in this prospectus.

Overview

We are a clinical-stage biopharmaceutical company leveraging our proprietary technology platform to design and develop a pipeline of novel oral biologic product candidates to treat autoimmune, inflammatory, metabolic, and other diseases. Our proprietary technology platform allows us to exploit existing natural cellular trafficking pathways to facilitate the active transport of therapeutic payloads across the intestinal epithelium (IE) barrier. Active transport is an efficient mechanism that uses the cell’s own machinery to transport materials across the IE barrier. We believe that our ability to exploit this mechanism is a key differentiator of our approach. We are developing oral biologic product candidates in patient-friendly tablet and capsule forms that are designed for either targeting local gastrointestinal (GI) tissue or entering systemic circulation to precisely address the relevant biology of a disease. We are building a portfolio of oral product candidates based on our technology platform including our lead product candidate, AMT-101, an oral GI-selective interleukin 10 (IL-10) that has completed a Phase 1b clinical trial in patients with ulcerative colitis (UC). We further plan to initiate Phase 2 clinical trials of AMT-101 in UC and related inflammatory indications. Our technology platform enables us to design and develop various oral biologic therapeutic modalities, such as peptides, proteins, full-length antibodies, antibody fragments, and RNA therapeutics, with potentially significant advantages over existing marketed and development-stage drugs.

Our lead product candidate, AMT-101, is an oral IL-10 fusion protein that has been designed for active transport across the IE barrier into local GI tissue. IL-10 is a potent immunomodulatory cytokine that is known to be the master regulator of immune homeostasis, including within GI mucosal tissue. While previous clinical trials conducted by others in the field with systemic IL-10 demonstrated efficacy in Crohn’s disease, significant toxicities associated with systemic administration prevented further development. We have designed AMT-101 to cross the IE barrier, but not enter the bloodstream, which we believe may offer significant efficacy and safety benefits compared to systemic IL-10 administration. We have observed in preclinical studies, a Phase 1a clinical trial in healthy volunteers, and a Phase 1b clinical trial in patients with UC that oral AMT-101 acts on the local immunological pathways along the GI tissue. In our Phase 1b clinical trial, after 14 days of treatment, UC patients treated with AMT-101 showed trends of improvement in objective disease markers such as fecal calprotectin and histopathologic scores. Importantly, in our Phase 1a clinical trial in healthy volunteers and our Phase 1b clinical trial in patients with UC, AMT-101 did not enter the bloodstream and no serious adverse events were observed. As a locally-targeted, GI-selective biologic therapeutic, oral AMT-101 has the potential to be used in biologic naive moderate-to-severe UC patients in addition to UC patients who have failed prior biologic therapy, and in a variety of GI indications beyond UC. We believe that AMT-101 has demonstrated proof of concept (PoC) for our technology platform by enabling the active transport and rapid absorption of an orally-administered biologic therapeutic.

The global biologic therapeutics market has been estimated to be approximately $230 billion per year across numerous indications and targets. While our initial focus is on developing novel, oral biologic therapeutics to treat severe autoimmune, inflammatory, and metabolic diseases, any disease that can be treated with a biologic therapeutic is conceivably a candidate for our technology. In many diseases, oral administration of GI-selective biologics may confer inherent advantages over systemic dosing based on the premise that the gut is the primary site of convergence of several core biology axes such as the gut-brain and gut-endocrine axes. We believe that in light of current events caused by pandemic infection, there is a heightened need for non-systemic, locally-acting immunomodulators that are distinct from immuno-suppressive drugs. Our objective is to maximize the value of the technology by continuing to develop a pipeline of novel, differentiated products against well-established and clinically-validated targets where our technology can improve safety and efficacy in addition to offering a patient-friendly oral format.

Our Pipeline and Research Programs

We are leveraging our proprietary technology platform to design and develop a pipeline of oral biologic product candidates with differentiated profiles designed to address autoimmune, inflammatory, metabolic, and other diseases, as shown below. We own intellectual property rights to our technology platform and hold worldwide rights to all of our product candidates.

*

Following the filing and clearance of the investigational new drug application (IND), we intend to initiate a Phase 2 clinical trial in pouchitis, using the results of the Phase 1b clinical trial in patients with UC to inform dose selection.

†

We intend to initiate Phase 2a clinical trials to explore AMT-101 as an add-on therapy to anti-TNFa agents for patients who are partially responsive to anti-TNFa therapies for UC and rheumatoid arthritis (RA), using the results of the Phase 1b clinical trial in patients with UC to inform dose selection.

The following table highlights our research programs that we are prioritizing:

AMT-101

AMT-101 is a GI-selective, oral fusion of recombinant human (rh) IL-10 and our proprietary carrier molecule. We have completed a Phase 1b clinical trial of AMT-101 in UC. IL-10 is an immunomodulatory cytokine that is known to be the master regulator of GI mucosal immunity. While previous clinical trials conducted by others in the field with systemic rhIL-10 demonstrated efficacy in Crohn’s disease, significant toxicities associated with systemic administration prevented further development. We have designed AMT-101 to cross the IE barrier while not entering the bloodstream, thereby focusing the drug directly at the site of action of the underlying biology of the disease in the GI tissue and, therefore, potentially avoiding the side effects observed with systemic administration.

In a Phase 1a clinical trial in healthy volunteers, AMT-101 was well tolerated without any of the previous toxicities typically associated with IL-10 systemic administration. In a Phase 1b clinical trial in patients with UC, after 14 days of treatment reductions in objective disease markers of intestinal inflammation such as fecal calprotectin and histopathologic scores were observed, suggesting that the patients experienced a rapid clinical response. The localization of AMT-101 in the gut has been further demonstrated in non-human primate (NHP) studies where oral AMT-101 administration was shown to induce a systemic pharmacodynamic response with only negligible levels of AMT-101 detected in systemic circulation.

By design, AMT-101 is actively transported through the IE barrier into the GI tissue, the primary site of inflammation in UC, a disease with approximately 2.2 to 2.4 million patients in the United States and Europe according to a 2014 report. As a locally-targeted, GI-selective biologic therapeutic, oral AMT-101 has the potential to be used in biologic naive moderate-to-severe UC patients in addition to UC patients who have failed prior biologic therapy, and in a variety of GI indications beyond UC. We intend to advance AMT-101 into a Phase 2a clinical trial in UC and a Phase 2 clinical trial in pouchitis, an orphan disease with no approved therapies. Further, in 2021, we plan to initiate clinical trials as an add-on to approved anti-tumor necrosis factor (TNF)-alpha monoclonal antibody (anti-TNFa) therapies in patients who are partially responsive to anti-TNFa therapies.

AMT-126

AMT-126 is a GI-selective oral fusion of rhIL-22 and our proprietary carrier molecule currently in development for diseases related to IE barrier function defects driven by activation of the innate immune system. IL-22 is a cytokine that repairs functional defects of the IE barrier and induces microbial defense. AMT-126 is designed to act locally on the epithelial cells of the intestinal tissue, thereby repairing the IE barrier function defects and potentially translating into clinically meaningful reductions in inflammation and disease activity. We believe that our GI-selective AMT-126 may be safer than systemically administered treatments, because AMT-126 is designed to not enter a patient’s bloodstream, therefore avoiding the potential side effects observed with systemic administration.

AMT-126 is currently in preclinical development and has demonstrated activity in animal models of intestinal inflammation, as well as the induction of markers associated with the repair of IE barrier function defects. The localization of AMT-126 in GI tissue has been further demonstrated in several preclinical studies.

By targeting AMT-126 to the IE barrier, we believe our therapy may translate to clinically meaningful reductions in disease activity. As a locally targeted, GI-selective biologic therapeutic, AMT-126 has the potential to address IE barrier function defects linked to a wide array of diseases, including celiac disease, a disease with no approved therapies, UC, and Crohn’s disease. We intend to file an investigational new drug application (IND) or a clinical trial application (CTA) for AMT-126 in 2020.

Research Programs

Our technology platform is enabling the generation of a pipeline of earlier-stage product candidates spanning multiple therapeutic areas that can either be targeted to GI tissue or released into blood for broader systemic exposure. While our lead product candidates, AMT-101 and AMT-126, are novel, oral biologic therapeutics to treat autoimmune and inflammatory diseases, any disease which can be treated with a biologic therapeutic is conceivably a candidate for our technology. Our research programs are focused on expanding into indications with high unmet medical need, including other gastroenterological and metabolic diseases.

We have demonstrated promising results from research on several research-stage peptides, proteins, and antibodies including: an oral GI-selective construct of glucagon-like peptide 2 (GLP-2) for gastroenterological indications, such as short bowel syndrome (SBS); an oral glucagon-like peptide 1 (GLP-1) for local GI and systemic exposure to treat metabolic diseases and other disorders; an oral GI-selective construct containing anti-TNFa for autoimmune diseases; and an oral human growth hormone (hGH) for growth hormone deficiency and related indications.

Our Strategy

Our goal is to transform the biopharmaceuticals landscape by developing novel, targeted oral biologic product candidates that have enhanced efficacy and safety profiles and are more patient-friendly compared to current injection or IV infusion therapies. We believe that our technology platform has the ability to generate products with differentiated product profiles that have significant potential to treat acute and chronic diseases with substantial unmet medical need. We have prioritized our development efforts based on our assessment of the probability of clinical and regulatory success, unmet medical need, and potential market opportunity.

The key tenets of our business strategy to achieve our goal are as follows:

•

Advance oral AMT-101 through clinical development across multiple indications. We have observed in preclinical studies, a Phase 1a clinical trial in healthy volunteers, and a Phase 1b clinical trial in patients with UC that oral AMT-101 acts on the local immunological pathways along the GI tissue and has been undetected in blood. We have observed a pharmacodynamic response in the GI tissue and importantly, no serious adverse events. In addition to the local tissue response, we have also observed pharmacodynamic response in blood, suggesting that AMT-101 has the potential to be used for local and peripheral inflammatory and immune disorders. We intend to initiate Phase 2 clinical trials with AMT-101 in UC as well as other inflammatory diseases.

•

Progress our second product candidate, oral AMT-126, into Phase 1 clinical trials. Oral AMT-126 is designed to act in local GI tissue and repair defects in the IE barrier caused by the activation of the innate immune system. In preclinical studies, oral AMT-126 has shown activity in relevant animal models of diseases arising from IE barrier function defects. We plan to complete preclinical studies and file an IND or a CTA in 2020 for diseases involving IE barrier function defects such as celiac disease, UC, and Crohn’s disease.

•

Continue to expand our pipeline of novel, differentiated, oral biologic product candidates to maximize the full potential of our technology platform. We plan to expand our pipeline of novel, differentiated, oral biologic therapeutics. We believe our technology platform has the potential to target therapeutics to local GI tissue or to enter into systemic circulation, to precisely address the underlying disease biology. To this end, we have designed and continue to develop oral biologic product candidates that leverage the multitude of diverse biological targets expressed in the GI tissue. These therapeutic targets have broad impact across multiple therapeutic areas such as immunology, metabolic, and central nervous system (CNS) diseases. Current examples of programs targeted to GI tissue include anti-TNFa and GLP-2 and we continue to evaluate other new product opportunities. In addition, we are also developing product candidates where we engineer therapeutic proteins such as hGH and GLP-1 to enter into systemic circulation. By continuing to strengthen and expand our pipeline of oral biologic product candidates, we believe we can potentially address unmet medical need in ways the current generation of therapeutic modalities cannot.

•

Expand technology platform capabilities. Based on our fundamental understanding of epithelial biology and protein engineering, we are able to build on our existing core technology platform to broaden its applications. For example, we are developing novel approaches to engineer constructs that comprise our carrier system and oligonucleotides (e.g., RNA therapeutics) for intracellular targeting. We are also expanding our capabilities in broad antibody engineering formats, including antigen-binding fragment (Fab) and single-chain variable fragment (scFv) constructs, where antagonist strategies are required. In addition, our pharmaceutical engineering expertise enables the rapid development of advanced dosage forms, including tablets that release drugs along specific segments of the intestinal tract to target certain disease pathologies. We are investing to further innovate and expand our technology platform and development capabilities into new areas of epithelial biology transport and establish new avenues for therapeutics.

•

Evaluate and selectively enter into strategic partnerships to maximize the potential of our pipeline and our technology platform. Although we hold worldwide rights to all of our product candidates, given our technology platform’s potential to generate novel oral biologic product candidates addressing a wide variety of therapeutic areas, we may opportunistically enter into strategic partnerships around certain targets, product candidates, or disease areas. These collaborations could help expand and accelerate our programs to maximize their worldwide market potential and expand our technology platform’s capabilities.

Our Team

We are led by a management team with substantial scientific, drug development, and commercialization experience across relevant disciplines including epithelial biology, immunology, gastroenterology, hepatology, clinical development, protein science and engineering, translational science and biomarker development, peptide chemistry, formulation development, and manufacturing. Our executives have held successful and diverse roles leading research, clinical development, strategy, corporate development and operational functions at large biopharmaceutical companies, venture-backed start-ups, public biotechnology companies, and academia having worked at companies such as Genentech, Inc. (now a member of Roche Holding Ltd.), Amgen Inc., Novartis AG, Eli Lilly and Co., Gilead Sciences, Inc., Biomarin Pharmaceutical Inc., NGM Biopharmaceuticals Inc., Protagonist Therapeutics, Inc., and Affymax, Inc. We were founded by our Chief Executive Officer, Tahir Mahmood, Ph.D., and our Chief Scientific Officer, Randall Mrsny, Ph.D., who have extensive backgrounds in epithelial biology, biopharmaceutical technologies, and delivery of pharmaceutical products. Members of our leadership team have been involved in the discovery, development and commercialization of multiple marketed products across various therapeutic areas, including Activase, Aldurazyme, Atripla, Complera, Entyvio, Harvoni, Kogenate, Naglazyme, Nutropin, Parsabiv, Pulmozyme, Sovaldi, Udenyca, Veltassa, and Xolair, as well as product candidates currently in registration or development including filgotinib and PTG-200. Our leadership is complemented by a team of researchers and biologics development experts, the majority of whom hold Ph.D., M.D., or other graduate degrees.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties that you should consider before investing in our company. These risks are described more fully in the section titled “Risk Factors” in this prospectus. These risks include, but are not limited to, the following:

•	We are early in our development efforts, have a limited operating history, and no products approved for commercial sale.

•

We have incurred significant net losses in each period since inception, and we expect to continue to incur net losses for the foreseeable future. In addition, we may be unable to continue as a going concern.

•	We will need to obtain substantial additional capital to finance our operations.

•	We may not be successful in our efforts to use and expand our technology platform to build a pipeline of oral biologic product candidates.

•	The novel coronavirus (COVID-19) pandemic could adversely impact our business, including our ongoing and planned clinical trials and preclinical studies.

•

Research and development related to novel biological therapeutics is inherently risky and our business is heavily dependent on the successful development of our product candidates, which are in preclinical and the early stages of clinical development.

•	Our clinical trials may fail to demonstrate evidence of the safety and efficacy of our product candidates which would prevent, delay, or limit the scope of regulatory approval and commercialization.

•	We may be unable to obtain U.S. or foreign regulatory approval for our product candidates and, as a result, may be unable to commercialize our product candidates.

•	Our success depends on our ability to protect our intellectual property as well as operate without infringing on the rights of third parties.

•

We are highly dependent on our key personnel and if we are not successful in attracting, motivating, and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

•	Insiders will continue to have substantial influence over us after this offering.

Based on our history of recurring losses and anticipated expenditures as a development stage company, we have concluded that uncertainty regarding these matters raises substantial doubt about our ability to continue as a going concern, and our independent registered public accountants included an explanatory paragraph in their auditors’ reports relating to going concern. Our ability to continue as a going concern is dependent upon our ability to successfully raise additional funding and there can be no assurances that we will be successful in this regard.

Corporate Information

Applied Molecular Transport, LLC was initially formed as a limited liability company in Delaware in September 2010. In November 2016, Applied Molecular Transport, LLC became a wholly owned subsidiary of Applied Molecular Transport Inc., a corporation incorporated on November 21, 2016 in Delaware, and in September 2018, Applied Molecular Transport, LLC was merged into Applied Molecular Transport Inc. under the name Applied Molecular Transport Inc.

Our office is located at 1 Tower Place, Suite 850, South San Francisco, California 94080. Our telephone number is 650-392-0420. Our website address is https://www.appliedmt.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus.

We use Applied Molecular Transport, the Applied Molecular Transport logo, and other marks as trademarks in the United States and other countries. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork, and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights, or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (JOBS Act). We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

As a result of this status, we elected to take advantage of reduced reporting requirements in the registration of which this prospectus forms a part and may elect to take advantage of other reduced reporting requirements in our future filings with the Securities and Exchange Commission (SEC). In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting standards as of public company effective dates.

The Offering

Common stock offered by us	shares

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Option to purchase additional shares	We have granted the underwriters an option exercisable for a period of 30 days to purchase up to additional shares of our common stock.

Use of proceeds	We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, based upon an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents, and investments, to fund Phase 2 clinical trials for AMT-101, to fund our continued development of AMT-126, and for our research programs, working capital, and other general corporate purposes. See the section titled “Use of Proceeds” for more information.

Risk factors	See the section titled “Risk Factors” and other information for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq Global Select Market trading symbol	“AMTI”

The number of shares of our common stock to be outstanding after this offering is based on the 21,327,030 shares of our common stock outstanding as of December 31, 2019 (including convertible preferred stock on an as-converted basis), and excludes the following:

•	2,143,368 shares of common stock issuable upon exercise of options outstanding as of December 31, 2019, at a weighted-average exercise price of $1.22 per share;

•

1,973,733 shares of common stock issuable upon the exercise of outstanding stock options granted under our 2016 Equity Incentive Plan (the 2016 Plan) after December 31, 2019, at a weighted-average exercise price of $6.14 per share;

•

711,669 shares of common stock currently reserved for future issuance under our 2016 Plan, which shares will be added to the shares to be reserved for issuance under our 2020 Equity Incentive Plan (2020 Plan); and

•

                 shares of common stock reserved for future issuance under our 2020 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	no exercise of the outstanding options described above;

•	no exercise by the underwriters of their option to purchase additional shares of common stock from us in this offering;

•

the automatic conversion of all outstanding shares of our convertible preferred stock into 13,966,292 shares of our common stock, which will occur immediately prior to the completion of this offering; and

•

the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering.

Summary Financial Data

The following tables summarize our historical financial data for the periods and as of the dates indicated. We derived the statements of operations and comprehensive loss data for the years ended December 31, 2018 and December 31, 2019, and balance sheet data as of December 31, 2019, from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following summary financial data in conjunction with our financial statements and related notes included elsewhere in this prospectus and the information in the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,
	2018	2019
	(in thousands, except share and per share amounts)
Statements of Operations and Comprehensive Loss Data:
Operating expenses:
Research and development	$27,930	$24,316
General and administrative	1,938	3,974

Total operating expenses	29,868	28,290
Loss from operations	(29,868)	(28,290)
Other income, net	—	247

Net loss	$(29,868)	$(28,043)

Net loss per share, basic and diluted(1)	$(4.08)	$(3.81)

Weighted-average shares of common stock outstanding, basic and diluted(1)	7,319,531	7,360,738

Pro forma net loss per share, basic and diluted (unaudited)(1)		$(1.59)

Pro forma weighted-average shares of common stock outstanding, basic and diluted (unaudited)(1)		17,611,218

Comprehensive loss:
Net loss	$(29,868)	$(28,043)
Other comprehensive income:
Unrealized gain on investments	—	13

Total comprehensive loss	$(29,868)	$(28,030)

(1)

See Note 9 to our financial statements as of and for the years ended December 31, 2018 and December 31, 2019 included elsewhere in this prospectus for an explanation of the method used to calculate historical and pro forma net loss per share, basic and diluted, and the weighted-average number of shares of common stock used in the computation of the per share amounts.

	As of December 31, 2019
	Actual	Pro Forma(1)	Pro Forma As Adjusted(1)(2)
		(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents, and investments	$32,652	$32,652	$
Working capital(3)	29,417	29,417
Total assets	38,533	38,533
Current liabilities	4,036	4,036
Total liabilities	4,620	4,620
Convertible preferred stock	105,615	—
Accumulated deficit	(72,794)	(72,794)
Total stockholders’ equity (deficit)	(71,702)	33,913

(1)

Gives effect to the automatic conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 13,966,292 shares of common stock and the related reclassification of the carrying value of the convertible preferred stock to permanent equity immediately prior to the closing of this offering.

(2)

Gives effect to (i) the pro forma adjustments set forth in footnote (1) above, and (ii) the issuance and sales of              shares of our common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease, as applicable, the pro forma as adjusted amount of each of our cash, cash equivalents, and investments, working capital, total assets and total stockholders’ equity (deficit) by approximately $         million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us in this offering would increase or decrease, as applicable, each of our cash, cash equivalents, and investments, working capital, total assets and total stockholders’ equity (deficit) by approximately $         million, assuming no change in the assumed initial public offering price and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

(3)

We define working capital as current assets less current liabilities. See our financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations, and growth prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations and the market price of our common stock.

Risks Related to Our Business, Financial Condition, and Capital Requirements

We are early in our development efforts, have a limited operating history and have no products approved for commercial sale, which makes it difficult to evaluate our current business and predict our future success and viability.

We are an early clinical-stage biopharmaceutical company with a limited operating history upon which you can evaluate our business and prospects.

We have no products approved for commercial sale and have not generated any revenue from product sales. We are developing a novel technology platform which is an unproven and highly uncertain undertaking and involves a substantial degree of risk. While we have begun clinical trials for our lead product candidate, AMT-101, an oral GI-selective IL-10, including completion of a Phase 1b clinical trial of AMT-101 in UC, we have not initiated clinical trials for any of our other product candidates. To date, we have not obtained marketing approval for any product candidates, manufactured a commercial scale product or arranged for a third-party to do so on our behalf, or conducted sales and marketing activities necessary for successful product commercialization. Our limited operating history as a company makes any assessment of our future success and viability subject to significant uncertainty.

We will encounter expenses, difficulties, complications, delays, and other known and unknown factors and risks frequently experienced by early-stage biopharmaceutical companies in rapidly evolving fields, and we have not yet demonstrated an ability to successfully overcome such risks and difficulties. We also may need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We have not yet demonstrated an ability to successfully overcome such risks and difficulties, or to make such a transition. If we do not adequately address these risks and difficulties or successfully make such a transition, our business will suffer.

We have incurred significant net losses in each period since inception, and we expect to continue to incur net losses for the foreseeable future. In addition, we may be unable to continue as a going concern.

We have incurred net losses in each reporting period since our inception, including net losses of $29.9 million and $28.0 million for the years ended December 31, 2018 and 2019, respectively. As of December 31, 2019, we had an accumulated deficit of $72.8 million.

We have invested significant financial resources in research and development activities, including for our preclinical and clinical product candidates. We have not generated any revenue from product sales to date and we do not expect to generate revenue from product sales for several years, if at all. The amount of our future net losses will depend, in part, on the level of our future expenditures and revenue. Moreover, our net losses may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance.

We expect to continue to incur significant expenses and increasingly higher operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

•	continue our research and discovery activities;

•	continue the development of our proprietary technology platform;

•	progress our current and any future product candidates through preclinical and clinical development;

•	initiate and conduct additional preclinical, clinical, or other studies for our product candidates;

•	work with our contract development and manufacturing organizations (CDMOs) to manufacture our product candidates for our clinical trials;

•	continue to establish and operate a manufacturing facility;

•	change or add additional contract manufacturers or suppliers;

•	seek regulatory approvals and marketing authorizations for our product candidates;

•	establish sales, marketing, and distribution infrastructure to commercialize any products for which we obtain approval;

•	take steps to seek protection of our intellectual property and defend our intellectual property against challenges from third parties;

•	obtain, expand, maintain, protect, and enforce our intellectual property portfolio;

•	pursue any licensing or collaboration opportunities;

•	attract, hire, and retain qualified personnel including clinical, scientific, management, and administrative personnel;

•	provide additional internal infrastructure to support our continued research and development operations and any planned commercialization efforts in the future;

•	experience any delays or encounter other issues related to our operations;

•	implement operations, financial, and management information systems;

•	meet the requirements and demands of being a public company; and

•	defend against any product liability claims or other lawsuits related to our products.

Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity, working capital, and our ability to fund our development efforts and achieve and maintain profitability. In any particular period, our operating results could be below the expectations of securities analysts or investors, which could cause our stock price to decline.

Our financial statements for the year ended December 31, 2019 included elsewhere in this prospectus have been prepared assuming we will continue as a going concern. We have incurred significant losses and negative cash flows from operations. As a development stage company, we expect to incur significant and increasing losses until regulatory approval is granted for our lead product candidate. Regulatory approval is not guaranteed and may never be obtained. As a result, these conditions raise substantial doubt about our ability to continue as a going concern.

We have historically financed our operations primarily through private placements of our convertible preferred stock. We may seek to raise capital through debt financings, private or public equity financings, license agreements, collaborative agreements or other arrangements with other companies, or other sources of financing. There can be no assurance that such financing will be available or will be at terms acceptable to us. If adequate funds are not available, we may be required to reduce operating expenses, delay or reduce the scope of our development efforts, obtain funds through arrangements with others that may require us to relinquish rights to certain of our technologies or products that we would otherwise seek to develop or commercialize ourself, or cease operations.

Developing biologic therapeutics is a highly uncertain undertaking and involves a substantial degree of risk.

We have no products approved for commercial sale. To obtain revenue from the sales of our products that are significant or large enough to achieve profitability, we must succeed, either alone or with third parties, in developing, obtaining regulatory approval for, manufacturing, and marketing approved products with significant commercial success. Our ability to generate revenue and achieve profitability depends on many factors, including:

•	initiating, enrolling patients in and completing clinical trials of product candidates on a timely basis;

•	completing research and preclinical and clinical development of our product candidates;

•	obtaining specialty raw materials for use in production of our product candidates;

•	obtaining regulatory approvals and marketing authorizations for product candidates for which we successfully complete clinical development and clinical trials;

•	satisfying any post-marketing approval commitments required by applicable regulatory authorities;

•

developing a sustainable, consistent, time-sensitive, and scalable manufacturing process for our product candidates, either by ourselves or with third-party manufacturers, as well as establishing and maintaining commercially viable supply relationships with third parties that can provide adequate products and services to support clinical activities and commercial demand of our products;

•	identifying, assessing, acquiring, and/or developing new product candidates or technologies;

•	launching and successfully commercializing products for which we have obtained regulatory and marketing approval by establishing a sales, marketing, and distribution infrastructure;

•	obtaining and maintaining an adequate price for our products, both in the United States and in foreign countries where our products are commercialized;

•	obtaining coverage and adequate reimbursement for our products from payors and patients’ willingness to pay in the absence of such coverage and adequate reimbursement;

•	obtaining market, patient, and medical community acceptance of our products as viable treatment options;

•	addressing any competing technological and market developments;

•	obtaining additional funding to develop, and potentially manufacture and commercialize our product candidates;

•	maintaining, protecting, expanding, and enforcing our portfolio of intellectual property rights, including patents, trade secrets, and know-how;

•	attracting, hiring, and retaining qualified personnel; and

•	negotiating favorable terms in any collaboration, licensing, or other arrangements which we may pursue.

Because of the numerous risks and uncertainties associated with developing biologic therapeutics, we are unable to predict the timing or amount of our expenses, or when we will be able to generate any meaningful revenue or achieve or maintain profitability, if ever. In addition, our expenses could increase beyond our current expectations if we are required by the United States Food and Drug Administration (FDA) or foreign regulatory authorities, to perform studies in addition to those that we currently anticipate, or if there are any delays in any of our clinical trials or the development of any of our product candidates. Even if one or more of our product candidates is approved for commercial sale, we anticipate incurring significant costs associated with launching and commercializing any approved product candidate and ongoing compliance efforts.

Even if this offering is successful, we will need to obtain substantial additional capital to finance our operations. A failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce, or terminate our research and drug development programs, future commercialization efforts, product development, or other operations.

Developing biologic therapeutics, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive, and uncertain process that takes years to complete. Our operations have required substantial amounts of cash since inception, and we expect our expenses to increase significantly in the foreseeable future. To date, we have financed our operations primarily through the sale of equity securities. Developing our product candidates and conducting clinical trials for the treatment of autoimmune, inflammatory, metabolic, and other diseases will require substantial amounts of capital. We will also require a significant amount of capital to commercialize any approved products. Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with sales, marketing, manufacturing and distribution activities. Furthermore, other unanticipated costs may also arise.

As of December 31, 2019, we had cash, cash equivalents, and investments of $32.7 million. Based on our current operating plan, we believe that our existing cash, cash equivalents, and investments, together with the proceeds from this offering, will be sufficient to fund our projected operations through at least the next          months. Our estimate as to how long we expect our existing cash, cash equivalents, and investments to be available to fund our operations is based on assumptions that may prove inaccurate, and we could use our available capital resources sooner than we currently expect. In addition, changing circumstances may cause us to increase our spending significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We may need to raise additional funds sooner than we anticipate if we choose to expand more rapidly than we presently anticipate.

We will require additional capital for the further development and, if approved, commercialization of our product candidates. Our future funding requirements will depend on many factors, including but not limited to:

•	the initiation, scope, rate of progress, results and cost of our preclinical studies, clinical trials, and other related activities for our product candidates;

•	the costs associated with manufacturing our products, including expanding our own manufacturing facilities and establishing commercial supplies and sales, marketing, and distribution capabilities;

•	the timing and cost of capital expenditures to support our research, development, and manufacturing efforts;

•	the number and characteristics of other product candidates that we pursue;

•	the costs, timing, and outcome of seeking and obtaining FDA and non-U.S. regulatory approvals;

•

our ability to maintain, expand, and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense, and enforcement of any patents or other intellectual property rights;

•	the timing, receipt, and amount of sales from our potential products;

•	our need and ability to hire additional management, scientific, technical, business, and medical personnel;

•	the effect of competing products that may limit market penetration of our products;

•	our need to implement additional internal systems and infrastructure, including financial and reporting systems;

•

the economic and other terms, timing, and success of any collaboration, licensing, or other arrangements into which we may enter in the future, including the timing of receipt of any milestone or royalty payments under these agreements;

•	the compliance and administrative costs associated with being a public company; and

•	the extent to which we acquire or invest in businesses, products, or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise funds through collaborations, strategic alliances, or licensing arrangements with pharmaceutical partners, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, or product candidates, or grant licenses on terms that may not be favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Additional capital may not be available when we need it, on terms acceptable to us or at all. We have no committed source of additional capital. If adequate capital is not available to us on a timely basis or on acceptable terms, we may be required to significantly delay, scale back, or discontinue our research and development programs or the commercialization of any product candidates, if approved, or be unable to continue or expand our operations, or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition, results of operations, and growth prospects, and cause the price of our common stock to decline.

We may not be successful in our efforts to use and expand our proprietary technology platform to build a pipeline of oral biologic product candidates.

A key element of our strategy is to leverage our technology platform to expand our pipeline of oral biologic product candidates and in order to do so, we must continue to invest in our platform and development capabilities. Although our research and development efforts to date have resulted in a pipeline of product candidates, these product candidates may not be safe and effective. In addition, although we expect that our platform will allow us to develop a diverse pipeline of product candidates across multiple therapeutic areas and modalities, we may not prove to be successful at doing so. Furthermore, we may also find that the uses of our platform is limited because alternative uses of our biologic therapeutics proves not to be safe or effective. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval or achieve market acceptance. Even after approval, if we cannot successfully develop or commercialize our products, or if serious adverse events are discovered after commercialization, we will not be able to generate any product revenue, which would adversely affect business.

We have limited resources and are currently focusing our efforts on developing AMT-101 and AMT-126 for particular indications and advancing our preclinical studies. As a result, we may fail to capitalize on other indications or product candidates that may ultimately have proven to be more profitable.

We currently are focused on developing our two lead product candidates: AMT-101, and AMT-126. Our goal is to expand the therapeutic and commercial potential of our targets and product candidates to additional indications to maximize value and increase our probability of success. However, due to the significant resources required for the development of our product candidates, we must focus on specific product candidates and decide which product candidates to pursue and advance and the amount of resources to allocate to each. Our decisions concerning the allocation of research, development, collaboration, management, and financial resources toward particular product candidates or indications may not lead to the development of any viable commercial product and may divert resources away from better opportunities. If we make incorrect determinations regarding the viability or market potential of any of our product candidates or misread trends in immunology and inflammation, gastroenterology, and metabolic diseases, or the biopharmaceutical industry as a whole, our business, financial condition and results of operations could be materially adversely affected. As a result, we may fail to maximize profitability on our product candidates, capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other indications that may later prove to have greater commercial potential than those we choose to pursue, or relinquish valuable rights to such product candidates through collaboration, licensing, or other royalty arrangements in cases in which it would have been advantageous for us to invest additional resources to retain sole development and commercialization rights.

We expect to rely on third parties to conduct our clinical trials and some aspects of our research and preclinical studies, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research, or testing.

We currently rely and expect to continue to rely on third parties, such as contract research organizations (CROs), contract development and manufacturing organizations (CDMOs), medical institutions, academic institutions, and clinical investigators to conduct some aspects of our research and preclinical studies and our clinical trials. Any of these third parties may terminate their engagements with us or be unable to fulfill their contractual obligations. For example, these third parties may be adversely impacted by the COVID-19 pandemic. If we need to enter into alternative arrangements, it would delay our product development activities.

Our reliance on these third parties for research and development activities reduces our control over these activities but does not relieve us of our responsibilities. For example, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with current good clinical practices (cGCPs) for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible, reproducible, and accurate and that the rights, integrity, and confidentiality of trial participants are protected. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database within certain timeframes. Failure to do so can result in fines, adverse publicity, and civil and criminal sanctions.

If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for any product candidates we may develop and will not be able to, or may be delayed in our efforts to, successfully commercialize our medicines.

We also expect to rely on other third parties to store and distribute supplies for our clinical trials. Any performance failure on the part of our distributors, including with the shipment of any supplies for our clinical trials, could delay clinical development or marketing approval of any product candidates we may develop or commercialization of our medicines, producing additional losses and depriving us of potential product revenue.

The manufacturing of our product candidates is complex. We and our third-party manufacturers may encounter difficulties in production. If we encounter any such difficulties, our ability to supply our product candidates for clinical trials or, if approved, for commercial sale, could be delayed or halted entirely.

Manufacturing of biologic therapeutics is a complex process and represents a critical path to creating oral biologic product candidates and a key component of our long-term success. We have spent significant resources and plan to continue to spend significant resources to develop our current manufacturing processes and know-how to produce sufficient yields and optimize functionality. While we have started to equip a new facility located in South San Francisco that will be our primary manufacturing site of drug substance or bulk drug intermediate, opening a new facility is time intensive and costly and we may experience difficulties associated with the transition to this new facility, including as a result of the COVID-19 pandemic. To do so, we will need to scale our manufacturing operations, as we do not currently have the infrastructure or capability internally to manufacture sufficient yields needed to advance any of our product candidates in clinical trials. However, we will continue to rely on third-party manufacturers to execute certain steps in the manufacturing of our product candidates. Accordingly, we will be required to make significant investments to expand our manufacturing facilities in the future, and our efforts to scale our internal manufacturing capabilities may not succeed.

The process of manufacturing our product candidates is extremely susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, vendor or operator error, contamination and inconsistency in yields, variability in product characteristics, and difficulties in scaling the production process. We have experienced in the past situations in which our contract manufacturer has failed to successfully complete a scheduled manufacturing run as a result of their manufacturing process errors. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral, or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

Any adverse developments affecting manufacturing operations for our product candidates, if any are approved, may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of our products. We may also have to take inventory write-offs and incur other charges and expenses for products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives. Furthermore, it is too early to estimate our cost of goods sold. The actual cost to manufacture our product candidates could be greater than we expect because we are early in our development efforts and our platform is based on a novel therapeutic approach. Failure to develop our own manufacturing capacity may hamper our ability to further process improvement, maintain quality control, limit our reliance on contract manufacturers, and protect our trade secrets and other intellectual property.

We currently rely on third-party manufacturers to produce our product candidates. Any failure by a third-party manufacturer to produce acceptable product candidates for us pursuant to our specifications and regulatory standards may delay or impair our ability to initiate or complete our clinical trials, obtain and maintain regulatory approvals or commercialize approved products.

We currently have limited in-house manufacturing experience and personnel. While we are in the process of designing and developing a manufacturing facility that we expect will be our primary site for the manufacture of clinical trial product candidates, we do not currently have the infrastructure or internal capability to manufacture our product candidates for use in clinical trials and for commercialization purposes. We expect to continue to rely on third parties to manufacture our product candidates for preclinical studies and clinical trials, in compliance with applicable regulatory and quality standards, including current Good Manufacturing Practice (cGMP), and may do so for the commercial manufacture of some of our product candidates, if approved. If we are unable to arrange for and maintain third-party manufacturing sources that are capable of meeting regulatory standards, or fail to do so on commercially reasonable terms, we may not be able to successfully produce sufficient supply of product candidate or we may be delayed in doing so. If we were to experience an unexpected loss of supply of our product candidates, for any reason, whether as a result of manufacturing, supply, or storage issues, the COVID-19 pandemic, or otherwise, we could experience delays, disruptions, suspensions, or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. Such failure or substantial delay or loss of supply could materially harm our business.

Reliance on third-party manufacturers entails risks to which we may not be subject if we manufactured product candidates ourselves, including:

•

the possible failure of the third-party to manufacture our product candidates according to our schedule, or at all, including if our third-party contractors give greater priority to the supply of other products over our product candidates or otherwise do not satisfactorily perform according to the terms of the agreements between us and them;

•	reliance on the third-party for regulatory compliance and quality control and assurance and failure of the third-party to comply with regulatory requirements;

•

the possibility of breach of the manufacturing agreement by the third-party because of factors beyond our control (including a failure to manufacture our product candidates in accordance with our product specifications);

•	the possible mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;

•

the possibility of clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales;

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

•	the possibility of termination or nonrenewal of the agreement by the third-party at a time that is costly or damaging to us.

In addition, the FDA, EMA, and other regulatory authorities require that our product candidates be manufactured according to cGMP and similar foreign standards. Pharmaceutical manufacturers and their subcontractors are required to register their facilities or products manufactured at the time of submission of the marketing application and then annually thereafter with the FDA and certain state and foreign agencies. They are also subject to periodic unannounced inspections by the FDA, state, and other foreign authorities. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain marketing approval for or market our product candidates, if approved. Any subsequent discovery of problems with a product, or a manufacturing or laboratory facility used by us or our strategic partners, may result in sanctions being imposed on us, including fines, injunctions, civil penalties, restrictions on the product or on the manufacturing or laboratory facility, including license revocation, marketed product recall, suspension of manufacturing, product seizure, voluntary withdrawal of the product from the market, operating restrictions, or criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates and harm our business and results of operations.

We may have little to no control regarding the occurrence of third-party manufacturer incidents. Any failure by our third-party manufacturers to comply with cGMP or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of product candidates in a timely manner, would lead to a delay in, or failure to seek or obtain, regulatory approval of any of our product candidates. Furthermore, any change in manufacturer of our product candidates or approved products, if any, would require new regulatory approvals, which could delay completion of clinical trials or disrupt commercial supply of approved products.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to commercialize any product candidates that receive marketing approval on a timely and competitive basis.

In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer, we may have difficulty transferring such skills or technology to another third-party and a feasible alternative may not exist. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third-party manufacture our product candidates. If we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect our ability to develop product candidates in a timely manner or within budget.

We depend on third-party suppliers for key raw materials used in our manufacturing processes, and the loss of these third-party suppliers or their inability to supply us with adequate raw materials could harm our business.

We rely on third-party suppliers for the supply of the raw materials required for the production of our product candidates, and we expect to some extent continue to rely on third-party manufacturers for the commercial supply of any of our product candidates for which we obtain marketing approval. Our dependence on these third-party suppliers and the challenges we may face in obtaining adequate supplies of raw materials involve several risks, including limited control over pricing, availability, quality, and delivery schedules and non-exclusivity. As a small company, our negotiation leverage is limited, and we are likely to get lower priority than our competitors who are larger than we are. We do not have long-term supply agreements, and we purchase our required supplies on a development manufacturing services agreement or purchase order basis. We cannot be certain that our suppliers will continue to provide us with the quantities of these raw materials that we require to satisfy our anticipated specifications and quality requirements. Any supply interruption in limited or sole sourced raw materials could materially harm our ability to manufacture our product candidates until a new source of supply, if any, could be identified and qualified. We may be unable to find a sufficient alternative supply channel in a reasonable time or on commercially reasonable terms. Any performance failure on the part of our suppliers could delay the development and potential commercialization of our product candidates, including limiting supplies necessary for clinical trials and regulatory approvals, which would have a material adverse effect on our business.

We will need to grow the size and capabilities of our organization, and we may experience difficulties in managing this growth.

As of December 31, 2019, we had 36 full-time employees. As our development plans and strategies develop, and as we transition into operating as a public company, we must add a significant number of additional managerial, operational, financial, and other personnel. Future growth will impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, retaining, and motivating additional employees;

•

managing our internal development efforts effectively, including the clinical development and FDA review process for our current and future product candidates, while complying with our contractual obligations to contractors and other third parties;

•	expanding our operational, financial and management controls, reporting systems, and procedures; and

•	managing increasing operational and managerial complexity.

Our future financial performance and our ability to continue to develop and, if approved, commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth. Our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to manage these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors, and consultants to provide certain services. There can be no assurance that the services of these independent organizations, advisors, and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed, or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, if at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop our product candidates and, accordingly, may not achieve our research, development, and commercialization goals.

The COVID-19 pandemic could adversely impact our business including our ongoing and planned clinical trials and preclinical studies.

In December 2019, COVID-19 was reported to have surfaced in Wuhan, China. Since then, the virus has spread to numerous other countries, including the United States, resulting in the World Health Organization characterizing COVID-19 as a pandemic. The extent to which the COVID-19 pandemic impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions, and the effectiveness of actions taken in the United States and other countries to contain and treat the disease and to address its impact, including on financial markets or otherwise. As a result of the COVID-19 restrictions enacted in California, we expect that the build-out of our manufacturing facility in South San Francisco may be delayed until after the current restrictions are lifted. As the COVID-19 pandemic continues to spread around the globe, we could experience other disruptions that could severely impact our business, current and planned clinical trials and preclinical studies, including:

•	delays or difficulties in enrolling patients in our Phase 2 clinical trials with AMT-101 and our other future clinical trials;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

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diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of clinical trials;

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interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others or interruption of clinical trial subject visits and study procedures, which may impact the integrity of subject data and clinical study endpoints;

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limitations in resources, including our employees, that would otherwise be focused on the conduct of our business or our current or planned clinical trials or preclinical studies, including because of sickness, the desire to avoid contact with large groups of people or restrictions on movement or access to our facility as a result of government-imposed “shelter in place” or similar working restrictions;

•	interruptions or delays in the operations of the FDA or other regulatory authorities, which may impact review and approval timelines;

•	delays in receiving the supplies, materials and services needed to conduct clinical trials and preclinical studies;

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changes in regulations as part of a response to the COVID-19 pandemic which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs or require us to discontinue clinical trials altogether;

•	interruptions or delays to our pipeline and research programs; and

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delays in necessary interactions with regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or furlough of government or contractor personnel.

Further, as a result of the COVID-19 pandemic, the extent and length of which is uncertain, we may be required to develop and implement additional clinical trial policies and procedures designed to help protect trial participants from the COVID-19 virus, which may include using telemedicine visits, remote monitoring of patients and clinical sites, and measures to ensure that data from clinical trials that may be disrupted as a result of the pandemic are collected pursuant to the trial protocol and consistent with good clinical practices (GCPs), with any material protocol deviation reviewed and approved by the site Institutional Review Board (IRB). Patients who may miss scheduled appoints, any interruption in trial drug supply, or other consequence that may result in incomplete data being generated during a trial as a result of the pandemic must be adequately documented and justified. For example, on March 18, 2020, the FDA issued a guidance on conducting clinical trials during the pandemic, which describe a number of considerations for sponsors of clinical trials impacted by the pandemic, including the requirement to include in the clinical trial report (or as a separate document) contingency measures implemented to manage the trial, and any disruption of the trial as a result of the COVID-19 pandemic; a list of all trial participants affected by the COVID-19-pandemic related trial disruption by unique subject identifier and by investigational site, and a description of how the individual’s participation was altered; and analyses and corresponding discussions that address the impact of implemented contingency measures (e.g., participant discontinuation from investigational product and/or trial, alternative procedures used to collect critical safety and/or efficacy data) on the safety and efficacy results reported for the trial.

While the extent of the impact of the COVID-19 pandemic on our business and financial results is uncertain, a continued and prolonged public health crisis such as the COVID-19 pandemic could have a material negative impact on our business, financial condition, and operating results.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Risks Related to the Discovery, Development, and Commercialization of Our Product Candidates

Research and development related to novel biologic therapeutics is inherently risky. Our business is heavily dependent on the successful development of our product candidates, which are in preclinical and the early stages of clinical development. We cannot give any assurance that any of our product candidates will receive regulatory or marketing approval, which is necessary before they can be commercialized.

Our oral biologic product candidates’ use of active transport to translocate across the IE barrier is a novel therapeutic approach. Our active transport approach differs from current oral biologics and peptides and is unproven. We are at the early stages of development of our product candidates. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize our product candidates, and we may fail to do so for many reasons, including the following:

•	our product candidates may not successfully complete preclinical studies or clinical trials;

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a product candidate may on further study be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

•	our competitors may develop therapeutics that render our product candidates obsolete or less attractive;

•	the product candidates that we develop may not be sufficiently covered by intellectual property for which we hold exclusive rights;

•	the product candidates that we develop may be covered by third parties’ patents or other intellectual property or exclusive rights;

•	the market for a product candidate may change so that the continued development of that product candidate is no longer reasonable or commercially attractive;

•	a product candidate may not be capable of being produced in development and commercial quantities at an acceptable cost, or at all;

•	the product candidates that we develop may be novel and therefore, not accepted by the medical community;

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if a product candidate obtains regulatory approval, we may be unable to establish sales and marketing capabilities, or successfully market such approved product candidate, to gain market acceptance; and

•	a product candidate may not be accepted as safe and effective by patients, the medical community, or third-party payors, if applicable.

If any of these events occur, we may be forced to abandon our development efforts for one or more product candidates, which would have a material adverse effect on our business and could potentially cause us to cease operations.

We may not be successful in our efforts to further develop our current product candidates. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates. Each of our product candidates are in the early stages of development and will require significant additional clinical development, management of preclinical, clinical, and manufacturing activities, regulatory approval, adequate manufacturing supply, a commercial organization, and significant marketing efforts before we generate any revenue from product sales, if at all.

We have never completed a clinical development program. We currently have one product candidate, AMT-101, in clinical trials. None of our product candidates have advanced into late-stage development and it may be years before any such trial is initiated, if at all. Further, we cannot be certain that any of our product candidates will be successful in clinical trials. We may in the future advance product candidates into clinical trials and terminate such trials prior to their completion.

If any of our product candidates successfully complete clinical trials, we generally plan to seek regulatory approval to market our product candidates in the United States, the European Union, and in additional foreign countries where we believe there is a viable commercial opportunity. We have never commenced, compiled or submitted an application seeking regulatory approval to market any product candidate. We may never receive regulatory approval to market any product candidates even if such product candidates successfully complete clinical trials, which would adversely affect our viability. To obtain regulatory approval in countries outside of the United States, we must comply with numerous and varying regulatory requirements of such other countries regarding safety, efficacy, manufacturing and controls, clinical trials, commercial sales, pricing, and distribution of our product candidates. Even if we are successful in obtaining approval in one jurisdiction, we cannot ensure that we will obtain approval in any other jurisdictions. If we are unable to obtain approval for our product candidates in multiple jurisdictions, our business, financial condition, results of operations, and our growth prospects could be negatively affected.

Even if we receive regulatory approval to market any of our product candidates, we cannot assure you that any such product candidate will be successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives.

Investment in biopharmaceutical product development involves significant risk that any product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval, and become commercially viable. We cannot provide any assurance that we will be able to successfully advance any of our product candidates through the development process or, if approved, successfully commercialize any of our product candidates.

We may encounter delays in our clinical trials, or may not be able to conduct or complete our clinical trials on the timelines we expect, if at all.

Clinical testing is expensive, time consuming, and subject to uncertainty. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. We cannot be sure that submission of an IND or a CTA will result in the FDA, EMA, or other regulatory authority, as applicable, allowing clinical trials to begin in a timely manner, if at all. Moreover, even if these trials begin, issues may arise that could suspend or terminate such clinical trials. A failure of one or more clinical trials can occur at any stage of testing, and our future clinical trials may not be successful. Events that may prevent successful or timely initiation or completion of clinical trials include:

•	inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

•	delays in confirming target engagement, biomarkers, patient selection, or other relevant criteria to be utilized in preclinical and clinical product candidate development;

•	delays in reaching a consensus with regulatory authorities on study design;

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delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•	delays in identifying, recruiting, and training suitable clinical investigators;

•	delays in obtaining required IRB approval at each clinical trial site;

•	imposition of a temporary or permanent clinical hold by regulatory authorities for a number of reasons, including:

•	after review of an IND or amendment, CTA or amendment, or equivalent application or amendment;

•	as a result of a new safety finding that presents unreasonable risk to clinical trial participants;

•	a negative finding from an inspection of our clinical trial operations or study sites; or

•	the finding that the investigational protocol or plan is clearly deficient to meet its stated objectives;

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delays in identifying, recruiting, and enrolling suitable patients to participate in our clinical trials, and delays caused by patients withdrawing from clinical trials, or failing to return for post-treatment follow-up;

•	difficulty collaborating with patient groups and investigators;

•	failure by our CROs, other third parties, or us to adhere to clinical trial requirements;

•	failure to perform in accordance with the FDA’s or any other regulatory authority’s cGCPs requirements, or applicable EMA or other regulatory guidelines in other countries;

•	occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•	changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

•	the cost of clinical trials of our product candidates being greater than we anticipate;

•	health epidemics such as the COVID-19 pandemic;

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clinical trials of our product candidates producing negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon product development programs; and

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delays in manufacturing, testing, releasing, validating, or importing/exporting sufficient stable quantities of our product candidates for use in clinical trials or the inability to do any of the foregoing.

Any inability to successfully initiate or complete clinical trials could result in additional costs to us or impair our ability to generate revenue. In addition, if we make manufacturing or formulation changes to our product candidates, we may be required, or we may elect, to conduct additional studies to bridge our modified product candidates to earlier versions. Clinical trial delays could also shorten any periods during which our products have patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the data safety monitoring board for such trial or by the FDA, EMA, or any other regulatory authority, or if the IRBs of the institutions in which such trials are being conducted suspend or terminate the participation of their clinical investigators and sites subject to their review. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, EMA, or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions, or lack of adequate funding to continue the clinical trial.

We may in the future advance product candidates into clinical trials and terminate such trials prior to their completion, which could adversely affect our business.

Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process, and delay, or potentially jeopardize our ability to commence product sales and generate revenue. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

If we do not achieve our projected development goals in the timeframes we announce and expect, our stock price may decline.

From time to time, we estimate the timing of the anticipated accomplishment of various scientific, clinical, regulatory and other product development goals, which we sometimes refer to as milestones. These milestones may include the commencement or completion of scientific studies and clinical trials and the submission of regulatory filings. From time to time, we may publicly announce the expected timing of some of these milestones. All of these milestones are and will be based on numerous assumptions. The actual timing of these milestones can vary dramatically compared to our estimates, in some cases for reasons beyond our control. If we do not meet these milestones as publicly announced, our stock price may decline.

We may encounter difficulties enrolling patients in our clinical trials, and our clinical development activities could thereby be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons, including:

•	the patient eligibility criteria defined in the protocol;

•	the size of the study population required for analysis of the trial’s primary endpoints;

•	the proximity of patients to a trial site;

•	the design of the trial;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	competing clinical trials for similar therapies or targeting patient populations meeting our patient eligibility criteria;

•	clinicians’ and patients’ perceptions as to the potential advantages and side effects of the product candidate being studied in relation to other available therapies and product candidates;

•	our ability to obtain and maintain patient consents;

•	health epidemics such as the COVID-19 pandemic; and

•	the risk that patients enrolled in clinical trials will not complete such trials, for any reason.

In addition, the size and nature of the patient populations of the indications for which we are targeting may present difficulties or delays in enrollment due to factors such as being orphan disease populations or competition for patients with other trials. For example, we are aware of multiple clinical trials in UC being conducted by competitors which may make it difficult for us to enroll sufficient patients.

Our clinical trials may fail to demonstrate evidence of the safety and efficacy of our product candidates, which would prevent, delay, or limit the scope of regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of any of our product candidates, we must demonstrate through lengthy, complex, and expensive preclinical studies and clinical trials that our product candidates are both safe and effective for use in each target indication. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies of our product candidates may not be predictive of the results of early-stage or later-stage clinical trials, and results of early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. The results of clinical trials in one set of patients or disease indications may not be predictive of those obtained in another. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including variability in the purity or potency of different batches of the same product candidate, changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen, and other aspects of the clinical trial protocols and the rate of dropout among clinical trial participants. Open-label extension studies may also extend the timing and cost of a clinical test substantially. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization.

We have limited experience in designing clinical trials and may be unable to design and execute a clinical trial to support marketing approval. We cannot be certain that our current clinical trials or any other future clinical trials will be successful. Additionally, any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications, which could have a material adverse effect on our business, financial condition, and results of operations.

In addition, even if such clinical trials are successfully completed, we cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates. Even if regulatory approval is secured for any of our product candidates, the terms of such approval may limit the scope and use of our product candidates, which may also limit its commercial potential.

We face significant competition and if our competitors develop and market technologies or products that are more effective, safer or less expensive than our product candidates, our commercial opportunities will be negatively impacted.

The development and commercialization of biologic therapeutics is highly competitive and subject to rapid and significant technological change. We are currently developing biologic therapeutics that will compete with other drugs and therapies that currently exist or are being developed in the segments of the pharmaceutical, biotechnology, and other related markets that develop treatments for autoimmune, inflammatory, metabolic, and other diseases. The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on intellectual property. Any product candidates that we successfully develop and commercialize will compete with current therapies and new therapies that may become available in the future.

We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, universities, academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for the research, development, manufacturing, and commercialization of therapies aimed at treating autoimmune, inflammatory, metabolic, and other diseases. Many of our competitors have significantly greater financial, manufacturing, marketing, technical and human resources and commercial expertise than we do. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and in manufacturing biologic therapeutics. These companies also have significantly greater research and marketing capabilities than we do. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make our product candidates obsolete. As a result of all of these factors, our competitors may succeed in obtaining patent protection or FDA or other regulatory approval or discovering, developing and commercializing products in our field before we do.

In particular, with respect to our lead product candidates, AMT-101 and AMT-126, we compete against companies that produce injectable biologic therapeutics such as AbbVie Inc., Eli Lilly and Co., Janssen

Pharmaceuticals, Inc., Roche Holding Ltd., and Takeda Pharmaceutical Company Ltd., as well as companies that produce oral products such as Arena Pharmaceuticals, Inc., Bristol-Myers Squibb Co., Gilead Sciences, Inc., Gossamer Bio, Inc., Landos Biopharma, Inc., Pfizer Inc., Protagonist Therapeutics, Inc., and Theravance Biopharma, Inc.

We are not aware of any other company or organization that has developed a FDA-approved oral biologic, other than peptides. However, we are aware of other companies developing oral biologic drug candidates using their own technology platform.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe effects, are more convenient or are less expensive than the products that we may develop. Our competitors also may obtain FDA or foreign regulatory approval for their products more rapidly than we may obtain approval for our product candidates, which could result in our competitors establishing a strong market position before we are able to enter the market.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our product candidates. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop. Our competitors also may obtain FDA, EMA, or other regulatory approval for their products more rapidly than we may obtain approval for ours and may obtain orphan drug exclusivity from the FDA for indications our product candidates are targeting, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, products or technologies developed by our competitors may render our potential product candidates uneconomical or obsolete, and we may not be successful in marketing any products we may develop against competitors.

In addition, we could face litigation or other proceedings with respect to the scope, ownership, validity, and/or enforceability of our patents relating to our competitors’ products and our competitors may allege that our products infringe, misappropriate, or otherwise violate their intellectual property. The availability of our competitors’ products could limit the demand, and the price we are able to charge, for any products that we may develop and commercialize.

If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our technologies or product candidates obsolete, less competitive or not economical.

Our product candidates may face competition sooner than anticipated.

Even if we are successful in achieving regulatory approval to commercialize a product candidate ahead of our competitors, our product candidates may face competition from biosimilar products or alternative therapies. In the United States, our product candidates are regulated by the FDA as biologic products and we intend to seek approval for these product candidates pursuant to the biologics license application (BLA) pathway. The Biologics Price Competition and Innovation Act of 2009 (BPCIA) created an abbreviated pathway for the approval of biosimilar and interchangeable biologic products. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an existing brand product. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product was approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our product candidates.

We believe that any of our product candidates approved as a biologic product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a biosimilar product, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biologic products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. In addition, a competitor could decide to forego the biosimilar approval path and submit a full BLA after completing its own preclinical studies and clinical trials. In such cases, any exclusivity to which we may be eligible under the BPCIA would not prevent the competitor from marketing its product as soon as it is approved.

In Europe, the European Commission has granted marketing authorizations for several biosimilar products pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years. In Europe, a competitor may reference data supporting approval of an innovative biological product, but will not be able to get it on the market until 10 years after the time of approval of the innovative product. This 10-year marketing exclusivity period will be extended to 11 years if, during the first eight of those 10 years, the marketing authorization holder obtains an approval for one or more new therapeutic indications that bring significant clinical benefits compared with existing therapies. In addition, companies may be developing biosimilar products in other countries that could compete with our products, if approved.

If competitors are able to obtain marketing approval for biosimilars referencing our product candidates, if approved, such products may become subject to competition from such biosimilars, with the attendant competitive pressure and potential adverse consequences. Such competitive products may be able to immediately compete with us in each indication for which our product candidates may have received approval.

Even if any product candidates we develop receive marketing approval, our product candidates may not achieve adequate market acceptance by physicians, patients, healthcare payors, and others in the medical community necessary for commercial success.

The commercial success of any of our product candidates will depend upon its degree of market acceptance by physicians, patients, third-party payors, and others in the medical community. Even if any product candidates we may develop receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors, and others in the medical community. The degree of market acceptance of any product candidates we may develop, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and safety of such product candidates as demonstrated in clinical trials and published in peer-review journals or presented at medical conferences;

•	the potential and perceived advantages compared to alternative treatments;

•	the ability to offer our products for sale at competitive prices;

•	sufficient third-party coverage or adequate reimbursement and patients’ willingness to pay in the absence of such coverage and adequate reimbursement;

•	the ability to offer appropriate patient access programs, such as co-pay assistance;

•	the extent to which physicians recommend our products to their patients;

•	convenience and ease of dosing and administration compared to alternative treatments;

•	the clinical indications for which the product candidate is approved by FDA, EMA, or other regulatory authorities;

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product labeling or product insert requirements of the FDA, EMA, or other comparable foreign regulatory authorities, including any limitations, contraindications, or warnings contained in a product’s approved labeling;

•	restrictions on how the product is distributed;

•	the timing of market introduction of competitive products;

•	publicity concerning our products or competing products and treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength and effectiveness of sales and marketing and distribution efforts; and

•	the prevalence and severity of any side effects.

If any product candidates we develop do not achieve an adequate level of acceptance, we may not generate or derive sufficient revenue from that product candidate and our financial results could be negatively impacted.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any product candidates we may develop, we may not be successful in commercializing those product candidates if and when they are approved.

We do not have a sales or marketing infrastructure and have no experience in the sale, marketing, or distribution of biologic therapeutics. To achieve commercial success for any approved product for which we retain sales and marketing responsibilities, we must either develop a sales and marketing organization or outsource these functions to third parties. In the future, we may choose to build a focused sales, marketing, and commercial support infrastructure to sell, or participate in sales activities for some of our product candidates if and when they are approved.

There are risks involved with both establishing our own commercial capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force or reimbursement specialists is expensive and time consuming and could delay any product launch. If the commercial launch of a product for which we recruit a sales force and establish marketing and other commercialization capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our commercialization personnel.

Factors that may inhibit our efforts to commercialize any approved product on our own include:

•	our inability to recruit and retain adequate numbers of effective sales, marketing, reimbursement, customer service, medical affairs, and other support personnel;

•	the inability of sales personnel to obtain access to physicians or educate adequate numbers of physicians on the benefits of prescribing any future approved products;

•	our inability to obtain coverage and adequate reimbursement for our products from payors;

•	the inability to price our products at a sufficient price point to ensure an adequate and attractive level of profitability;

•	restricted or closed distribution channels that make it difficult to distribute our products to segments of the patient population; and

•	unforeseen costs and expenses associated with creating an independent commercialization organization.

If we enter into arrangements with third parties to perform sales, marketing, commercial support, and distribution services, our product revenue or the profitability of product revenue may be lower than if we were to market and sell any products we may develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to commercialize our product candidates or may be unable to do so on terms that are favorable to us. We may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish commercialization capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates if approved.

If the market opportunities for any product that we develop are smaller than we believe they are, our revenue may be adversely affected and our business may suffer.

Our projections of both the number of people who have the diseases we may be targeting, as well as the subset of people with these health issues who have the potential to benefit from treatment with our technology platform and investigational medicines, and any product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations, or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases and health issues. The potentially addressable patient population for our investigational medicines may be limited or may not be amenable to treatment with our technology platform or investigational medicines. Even if we obtain significant market share for our products, if approved, if the potential target populations are small, we may never achieve profitability without obtaining regulatory approval for additional indications.

Risks Related to Regulatory Approval and Other Legal Compliance Matters

We may be unable to obtain U.S. or foreign regulatory approval for our product candidates and, as a result, may be unable to commercialize our product candidates.

The time required to obtain approval by the FDA, EMA, and comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials, and depends upon numerous factors, including the type, complexity, and novelty of the product candidates involved. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical, or other studies. We have not submitted for, or obtained regulatory approval for any product candidate, and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Applications for our product candidates could fail to receive regulatory approval in an initial or subsequent indication for many reasons, including but not limited to the following:

•	the FDA, EMA, or comparable foreign regulatory authorities may disagree with the design, implementation, or results of our clinical trials;

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the FDA, EMA, or comparable foreign regulatory authorities may determine that our product candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities, or other characteristics that preclude our further development of our product candidates or our obtaining marketing approval or prevent or limit commercial use;

•	the population studied in the clinical program may not be sufficiently broad or representative to assure efficacy and safety in the full population for which we seek approval;

•	we may be unable to demonstrate to the FDA, EMA, or comparable foreign regulatory authorities that a product candidate’s risk-benefit ratio when compared to the standard of care is acceptable;

•	the FDA, EMA, or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a new drug application (NDA), BLA, or other submission or to obtain regulatory approval in the United States or elsewhere;

•	we may be unable to demonstrate to the FDA, EMA, or comparable foreign regulatory authorities that a product candidate’s risk-benefit ratio for a proposed indication is acceptable;

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the FDA, EMA, or comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures, and specifications, or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA, EMA, or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations, and prospects.

The FDA has limited experience with our technology platform and we are not aware of any similar technology platform which has been approved by the FDA, which may increase the complexity, uncertainty and length of the regulatory approval process for our product candidates. For example, since the scientific evidence to support the feasibility of developing our product candidates and discovery programs is both preliminary and limited, the FDA may require us to provide additional data to support our regulatory applications. Moreover, advancing our novel oral biologic product candidates creates other significant challenges for us, including educating medical personnel regarding a novel technology platform and its potential efficacy and safety benefits.

Further, the ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, government shutdowns including as a result of the COVID-19 pandemic, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

We may never receive approval to market and commercialize any product candidate. Even if we obtain regulatory approval, the approval may be for targets, disease indications or patient populations that are not as broad as we intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. We may be subject to post-marketing testing requirements to maintain regulatory approval. In addition, upon obtaining any marketing approvals, we may have difficulty in establishing the necessary sales and marketing capabilities to gain market acceptance.

If any of our product candidates prove to be ineffective, unsafe or commercially unviable, our entire pipeline could have little, if any, value, and it may prove to be difficult or impossible to finance the further development of our pipeline. Any of these events would have a material and adverse effect on our business, financial condition, results of operations, and prospects.

Our product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences.

Adverse events or other undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay, or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, EMA, or other comparable foreign regulatory authorities. AMT-101 is an oral GI-selective IL-10, and previous clinical trials conducted in the field with systemic IL-10 showed significant toxicities that prevented further development.

Side effects could affect patient recruitment, the ability of enrolled patients to complete the study, and/or result in potential product liability claims. We are required to maintain product liability insurance pursuant to certain of our development and commercialization agreements. We may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. A successful product liability claim or series of claims brought against us could adversely affect our results of operations, business, and reputation. In addition, regardless of merit or eventual outcome, product liability claims may result in impairment of our business reputation, withdrawal of clinical trial participants, costs due to related litigation, distraction of management’s attention from our primary business, initiation of investigations by regulators, substantial monetary awards to patients or other claimants, the inability to commercialize our product candidates, and decreased demand for our product candidates, if approved for commercial sale.

Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects or adverse events caused by such products, a number of potentially significant negative consequences could result, including but not limited to:

•	regulatory authorities may withdraw approvals of such product and cause us to recall our products;

•	regulatory authorities may require additional warnings on the label;

•	we may be required to change the way the product is administered or conduct additional clinical trials or post-approval studies;

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we may be required to create a risk evaluation and mitigation strategy plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers, and/or other elements, such as boxed warning on the packaging, to assure safe use;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, financial condition, results of operations, and growth prospects.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our products.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk when and if we commercialize any products. For example, we may be sued if our products cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing, or sale post-approval. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, or a breach of warranties. Claims could also be asserted under state consumer protection laws. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit testing and commercialization of our products. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased or interrupted demand for our products;

•	injury to our reputation;

•	withdrawal of clinical trial participants and inability to continue clinical trials;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing, or promotional restrictions;

•	loss of revenue;

•	exhaustion of any available insurance and our capital resources; and

•	the inability to commercialize any products.

Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. Our insurance policies may have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

If we succeed in developing any products, we intend to market them in the United States as well as the European Union and other foreign jurisdictions. In order to market and sell our products in other jurisdictions, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA or EMA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing, and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties, and costs for us and could delay or prevent the introduction of our products in certain countries. If we or any partner we work with fail to comply with the regulatory requirements in international markets or fail to receive applicable marketing approvals, our target market will be reduced, and our ability to realize the full market potential of our product candidates will be harmed.

Coverage and reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance. If reimbursement is not available or is not sufficient for our products, it is less likely that our products will be widely used.

Even if our product candidates are approved for sale by the appropriate regulatory authorities, market acceptance and sales of these products will depend on coverage and reimbursement policies and may be affected by future healthcare reform measures. Third-party payors, such as government healthcare programs, private health insurers and health maintenance organizations, decide what therapies they will cover and establish the level of reimbursement for such therapies. We cannot be certain that coverage and reimbursement will be available or adequate for any products that we develop. If coverage and adequate reimbursement is not available or is available on a limited basis, we may not be able to successfully commercialize any of our product candidates, if approved.

There may be significant delays in obtaining coverage and reimbursement for newly approved therapies, and coverage may be more limited than the purposes for which the therapy is approved by the FDA, EMA or other regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a therapy will be paid for in all cases or at a rate that is commensurate with our product pricing that covers our costs, including research, development, manufacture, sale and distribution expenses. Interim reimbursement levels for new therapies, if applicable, may also be insufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the therapy and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost therapies and may be incorporated into existing payments for other services. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. Net prices for therapies may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future change to laws that presently restrict imports of therapies from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and adequate reimbursement from third-party payors, including both government-funded and private payors, for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

We may in the future conduct clinical trials for our product candidates outside the United States and the FDA, EMA, and applicable foreign regulatory authorities may not accept data from such trials.

We may in the future choose to conduct one or more of our clinical trials outside the United States. For example, we intend to enroll patients outside the United States in our planned Phase 2 clinical trials. The acceptance of study data from clinical trials conducted outside the United States by the FDA, EMA, or applicable foreign regulatory authority may be subject to certain conditions. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the United States population and United States medical practice; and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to cGCP regulations. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA, or any applicable foreign regulatory authority will accept data from trials conducted outside of the United States. If the FDA, EMA, or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

Even if we obtain regulatory approval for a product candidate, our products will remain subject to extensive regulatory scrutiny.

If any of our product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

Manufacturers and manufacturers’ facilities are required to comply with extensive requirements imposed by the FDA, EMA, and comparable foreign regulatory authorities, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any NDA, BLA, or marketing authorization application (MAA). Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control.

Any regulatory approvals that we receive for our product candidates will be subject to limitations on the approved indicated uses for which the product may be marketed and promoted or to the conditions of approval (including the requirement to implement a risk evaluation and mitigation strategy), or contain requirements for potentially costly post-marketing testing. We will be required to report certain adverse reactions and production problems, if any, to the FDA, EMA, and comparable foreign regulatory authorities. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed, and distributed only for the approved indications and in accordance with the provisions of the approved labeling. We will have to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to biologic therapeutics are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. As such, we may not promote our products for indications or uses for which they do not have approval, commonly referred to as “off-label uses.” The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label may be subject to significant liability. However, physicians may, in their independent medical judgment, prescribe legally available products for off-label uses. The FDA does not regulate the behavior of physicians in their choice of treatments but the FDA does restrict manufacturer’s communications on the subject of off-label use of their products. The holder of an approved NDA, BLA, or MAA must submit new or supplemental applications and obtain approval for certain changes to the approved product, product labeling, or manufacturing process. We could also be asked to conduct post-marketing clinical trials to verify the safety and efficacy of our products in general or in specific patient subsets. If original marketing approval was obtained via the accelerated approval pathway, we could be required to conduct a successful post-marketing clinical trial to confirm clinical benefit for our products. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of marketing approval.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

•	issue warning letters that would result in adverse publicity;

•	impose civil or criminal penalties;

•	suspend or withdraw regulatory approvals;

•	suspend any of our ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications submitted by us;

•	impose restrictions on our operations, including closing our contract manufacturers’ facilities;

•	seize or detain products; or

•	require a product recall.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our products. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.

We may seek orphan drug designation for one or more of our product candidates, but we may be unable to obtain such designations or to maintain the benefits associated with orphan drug status, including market exclusivity, which may cause our revenue, if any, to be reduced.

In the future, we may seek orphan drug designations for one or more of our product candidates, but may be unable to obtain an orphan drug designation for any additional product candidates. Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting an NDA or BLA. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other NDA or BLA applications to market the same drug or biologic for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan exclusivity or if FDA finds that the holder of the orphan exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan product to meet the needs of patients with the disease or condition for which the drug was designated. Furthermore, the FDA can waive orphan exclusivity if we are unable to manufacture sufficient supply of our product.

A breakthrough therapy designation or Fast Track designation by the FDA for a drug may not lead to a faster development or regulatory review or approval process, and it would not increase the likelihood that the drug will receive marketing approval.

In the future, we may seek a breakthrough therapy designation for one or more of our investigational medicines. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for priority review if supported by clinical data at the time of the submission of the biologics license application.

Designation as a breakthrough therapy is at the discretion of the FDA. Accordingly, even if we believe that one of our investigational medicines meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a drug may not result in a faster development process, review, or approval compared to drugs considered for approval under conventional FDA procedures and it would not assure ultimate approval by the FDA. In addition, even if one or more of our investigational medicines qualify as breakthrough therapies, the FDA may later decide that the investigational medicine no longer meets the conditions for qualification, or it may decide that the time period for FDA review or approval will not be shortened.

We may seek Fast Track designation for some of our investigational medicines. If a therapy is intended for the treatment of a serious or life-threatening condition and the therapy demonstrates the potential to address significant unmet medical needs for this condition, the drug sponsor may apply for Fast Track designation. The FDA has broad discretion whether or not to grant this designation, and even if we believe a particular investigational medicine is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track designation, we may not experience a faster development process, review, or approval compared to conventional FDA procedures. If our clinical development program does not continue to meet the criteria for Fast Track designation, or if our clinical trials are delayed, suspended, or terminated, or put on clinical hold due to unexpected adverse events or issues with clinical supply, we will not receive the benefits associated with the Fast Track program. Furthermore, Fast Track designation and priority review do not change the standards for approval. The FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures.

Current and future legislation may increase the difficulty and cost for us to commercialize our product candidates, if approved, and affect the prices we may obtain.

Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In both the United States and certain foreign jurisdictions, there have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal, and state levels directed at containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations, and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for our product candidates, if we obtain regulatory approval;

•	our ability to receive or set a price that we believe is fair for our products;

•	our ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

In March 2010, the Patient Protection and Affordable Care Act (ACA) was enacted, which includes measures that have significantly changed the way healthcare is financed by both governmental and private insurers. The ACA continues to significantly impact the United States’ pharmaceutical industry. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA. In particular, on December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and has allocated one hour for oral arguments, which are expected to occur in the fall. It is unclear how such litigation and other efforts to repeal and replace the ACA will impact the ACA and our business. Complying with any new legislation or reversing changes implemented under the ACA could be time-intensive and expensive, resulting in a material adverse effect on our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013 and will remain in effect through 2029 unless additional Congressional action is taken. The Coronavirus Aid, Relief, and Economic Security Act (CARES Act), which was signed into law on March 27, 2020, designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2020, and extended the sequester by one year, through 2030, in order to offset the added expense of the 2020 cancellation. Moreover, there has recently been heightened governmental scrutiny over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. The Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out-of-pocket costs of drug products paid by consumers. The Department of Health and Human Services (HHS) has solicited feedback on some of these measures and, at the same, has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. While some of these and other measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that they will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, lower reimbursement, and new payment methodologies. This could lower the price that we receive for any approved product. Any denial in coverage or reduction in reimbursement from Medicare or other government-funded programs may result in a similar denial or reduction in payments from private payors, which may prevent us from being able to generate sufficient revenue, attain profitability, or commercialize our product candidates, if approved.

In the European Union similar political, economic and regulatory developments may affect our ability to profitably commercialize our current or any future products. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles that may increase our operating costs. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. Our future products, if any, might not be considered medically reasonable and necessary for a specific indication or cost-effective by third-party payors, an adequate level of reimbursement might not be available for such products and third-party payors’ reimbursement policies might adversely affect our ability to sell any future products profitably.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for biologic therapeutics. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-approval testing and other requirements.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, our product candidates may lose any marketing approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.

Our employees, independent contractors, consultants, commercial partners, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of fraud, misconduct, or other illegal activity by our employees, independent contractors, consultants, commercial partners, and vendors. Misconduct by these parties could include intentional, reckless, and negligent conduct that fails to:

•	comply with the laws of the FDA, EMA, and other comparable foreign regulatory authorities;

•	provide true, complete, and accurate information to the FDA, EMA, and other comparable foreign regulatory authorities;

•	comply with manufacturing standards we have established;

•	comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or

•	report financial information or data accurately or to disclose unauthorized activities to us.

If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. In particular, research, sales, marketing, education, and other business arrangements in the healthcare industry are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, educating, marketing and promotion, sales and commission, certain customer incentive programs, and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We plan to adopt a code of business conduct and ethics in connection with this offering, but it is not always possible to identify and deter misconduct by employees and third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

If we fail to comply with healthcare laws, we could face substantial penalties and our business, operations, and financial conditions could be adversely affected.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations will be subject to various federal and state fraud and abuse laws. The laws that may impact our operations include the following:

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The federal Anti-Kickback Statute which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering, or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order, or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

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Federal civil and criminal false claims laws, including the False Claims Act, which can be enforced through civil “qui tam” or “whistleblower” actions, and civil monetary penalty laws, impose criminal and civil penalties against individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other third-party payors that are false or fraudulent or knowingly making a false statement to improperly avoid, decrease, or conceal an obligation to pay money to the federal government. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation.

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The federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing, or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters.

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH) and their respective implementing regulations, impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security, and transmission of individually identifiable health information.

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The federal Physician Payment Sunshine Act, created under the ACA, and its implementing regulations, require applicable manufacturers of drugs, devices, biologicals, and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the HHS under the Open Payments Program, information related to certain payments or other transfers of value made to physicians, as defined by such law, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

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Analogous state and foreign laws and regulations, such as state and foreign anti-kickback and false claims, laws may apply to pharmaceutical business practices, including but not limited to, research, distribution, sales and marketing arrangements, as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers.

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State laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines, and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources.

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State and local laws that require drug manufacturers to file reports with states regarding pricing and marketing information, such as the tracking and reporting of gifts, compensation and other remuneration, and items of value provided to healthcare professionals and entities.

•	State and local laws that require the registration of pharmaceutical sales representatives.

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State and foreign laws that govern the privacy and security of personal information (including health information) in certain circumstances. These include, but are not limited to, the EU General Data Protection Regulation, and the California Consumer Privacy Act, each of which is discussed below. Many of these laws governing the privacy and security of personal information differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

In addition, we are subject to federal and state consumer protection and unfair competition laws that broadly regulate marketplace activities and activities that potentially harm consumers.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could, despite our efforts to comply, be subject to challenge under one or more of such laws. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations, or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal, and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid, and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

If we or any contract manufacturers and suppliers we engage fail to comply with environmental, health, and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.

We and any contract manufacturers and suppliers we engage are subject to numerous federal, state, and local environmental, health, and safety laws, regulations, and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment, and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air, and water; and employee health and safety. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. Under certain environmental laws, we could be held responsible for costs relating to any contamination at our current or past facilities and at third-party facilities. We also could incur significant costs associated with civil or criminal fines and penalties.

Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our research, product development, and manufacturing efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. Although we maintain workers’ compensation insurance to cover us for costs we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty, and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our business activities may be subject to the Foreign Corrupt Practices Act (FCPA) and similar anti-bribery and anti-corruption laws, as well as U.S. and certain foreign export controls, trade sanctions, and import laws and regulations. We can face criminal liability and other serious consequences for violations, which can harm our business.

Our business activities may be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate. These laws generally prohibit companies and their employees and third party business partners, representatives and agents from engaging in corruption and bribery, including offering, promising, giving, or authorizing the provision of anything of value, either directly or indirectly, to a government official or commercial party in order to influence official action, direct business to any person, gain any improper advantage, or obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with government officials, including officials of non-U.S. governments.

Additionally, in many countries, healthcare providers are employed by the government, and the purchasers of biopharmaceuticals are government entities; therefore, our dealings with these providers and purchasers are subject to regulation and such healthcare providers and employees of such purchasers may be considered “foreign officials” as defined in the FCPA. Recently, the SEC and Department of Justice have increased their FCPA enforcement activities with respect to biotechnology companies. In addition to our own employees, we leverage third parties to conduct our business abroad, such as obtaining government licenses and approvals. We and our third-party business partners, representatives and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of our employees, our third-party business partners, representatives and agents, even if we do not explicitly authorize such activities. There is no certainty that our employees or the employees of our third party business partners, representatives and agents will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, debarment from U.S. government contracts, substantial diversion of management’s attention, significant legal fees and fines, severe criminal or civil sanctions against us, our officers, or our employees, disgorgement, and other sanctions and remedial measures, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results, financial condition and stock price.

In addition, our products may be subject to U.S. and foreign export controls, trade sanctions and import laws and regulations. Governmental regulation of the import or export of our products, or our failure to obtain any required import or export authorization for our products, when applicable, could harm our business. Furthermore, U.S. export control laws and economic sanctions prohibit the provision of certain products and services to countries, governments, and persons targeted by U.S. sanctions. If we fail to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges.

Data collection under European and U.S. laws is governed by restrictive regulations addressing the collection, use, processing and, in the case of Europe, cross-border transfer, of personal information.

We may collect, process, use or transfer personal information from individuals located in the European Union in connection with our business, including in connection with conducting clinical trials in the European Union. Additionally, if any of our product candidates are approved, we may seek to commercialize those products in the European Union. The collection and use of personal health data in the European Union is governed by the provisions of the General Data Protection Regulation (EU) 2016/679 (GDPR). This legislation imposes requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside of the European Economic Area, including to the United States, providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments and record-keeping. The GDPR imposes additional responsibilities and liabilities in relation to personal data that we process, and we may be required to put in place additional mechanisms ensuring compliance. Failure to comply with the requirements of the GDPR and related national data protection laws of the member states of the European Union may result in substantial fines, other administrative penalties and civil claims being brought against us, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, U.S. states are adopting new laws or amending existing laws, requiring attention to frequently changing regulatory requirements related to personal information. For example, California enacted the

California Consumer Privacy Act (CCPA) on June 28, 2018, which took effect on January 1, 2020 and has been dubbed the first “GDPR-like” law in the United States. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined and which can include any of our current or future employees who may be California residents or any other California residents whose data we collect or process) and provide such residents new ways to opt out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. As we expand our operations and trials (both preclinical or clinical), the CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States. Other states are beginning to consider and pass similar laws.

Privacy and data security laws and regulations are not consistent across jurisdictions, and they may impose conflicting or uncertain obligations. Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous, costly, and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with new and changing data protection obligations under these laws and regulations. Actual or alleged noncompliance with any such laws and regulations may lead to regulatory investigations, enforcement actions, claims, and litigation, and if we fail to comply with any such laws or regulations, we may face significant fines and penalties. Any of these could adversely affect our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for any product candidates we develop, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize any product candidates we may develop may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary product candidates and other technologies we may develop. We seek to protect our proprietary position by filing patent applications in the United States and abroad relating to our core programs and product candidates, as well as other technologies that are important to our business. Given that the development of our product candidates is at an early stage, our intellectual property portfolio with respect to certain aspects of our product candidates is also at an early stage. For example, we have filed or intend to file patent applications on aspects of our technology and core product candidates; however, there can be no assurance that any such patent applications will issue as granted patents around the world. The requirements for patentability differ in certain countries, and certain countries have heightened requirements for patentability. Furthermore, in some cases, we have only filed provisional patent applications on certain aspects of our technology and product candidates and each of these provisional patent applications is not eligible to become an issued patent until, among other things, we file a non-provisional patent application within 12 months of the filing date of the applicable provisional patent application. Any failure to file a non-provisional patent application within this timeline could cause us to lose the ability to obtain patent protection for the inventions disclosed in the associated provisional patent applications. Furthermore, in some cases, we may not be able to obtain issued claims covering compositions relating to our core programs and product candidates, as well as other technologies that are important to our business, and instead may need to rely on filing patent applications with claims covering a method of use and/or method of manufacture for protection of such core programs, product candidates, and other technologies. Any changes we make to our product candidates to cause them to have what we view as more advantageous properties may not be covered by our existing patents and patent applications, and we may be required to file new applications and/or seek other forms of protection for any such altered product candidates. There can be no assurance that we would be able to secure patent protection that would adequately cover altered product candidates. There can be no assurance that any such patent applications will issue as granted patents, and even if they do issue, such patent claims may be insufficient to prevent third parties, such as our competitors, from utilizing our technology. Any failure to obtain or maintain patent protection with respect to our core programs and product candidates could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical technology and product candidates would be adversely affected.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our product candidates or other technologies or which effectively prevent others from commercializing competitive technologies and product candidates.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Patent applications we own currently or that in the future issue as patents may not be issued in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents to which we have rights may be challenged, narrowed, circumvented, or invalidated by third parties. Consequently, we do not know whether product candidates or other technologies will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations, and prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third-party pre-issuance submission of prior art to the United States Patent and Trademark Office (USPTO) or post-issuance become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or interference proceedings or other similar proceedings challenging our patent rights. An adverse determination in any such submission, proceeding, or litigation could reduce the scope of, or invalidate or render unenforceable, such patent rights, allow third parties to commercialize our product candidates or other technologies and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as post-grant review at the USPTO or oppositions in a foreign patent office, that challenge our priority of invention or other features of patentability with respect to our patents and patent applications. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our product candidates and other technologies. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. If we are unsuccessful in any such proceeding or other priority or inventorship dispute, we may be required to obtain licenses from third parties, including parties involved in any such interference proceedings or other priority or inventorship disputes. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture, and commercialization of one or more of the product candidates we may develop. Termination of these licenses or reduction or elimination of our rights under these licenses may result in our having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these licenses, including our rights to important intellectual property or technology. The loss of exclusivity or the narrowing of our owned and licensed patent claims could limit our ability to stop others from using or commercializing similar or identical technology and products.

In addition, given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Some of our patents and patent applications may in the future be co-owned with third parties. In addition, future collaborators or licensors may co-own their patents and patent applications with other third parties with whom we do not have a direct relationship. Our rights to certain of these patents and patent applications may be dependent, in part, on inter-institutional or other operating agreements between the joint owners of such patents and patent applications, who are not parties to our license agreements. If our future collaborators or licensors do not have exclusive control of the grant of licenses under any such third-party co-owners’ interest in such patents or patent applications or we are otherwise unable to secure such exclusive rights, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology to the extent such products and technology are not also covered by our intellectual property. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

If we are unable to obtain licenses from third parties on commercially reasonable terms or fail to comply with our obligations under such agreements, our business could be harmed.

It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our products, in which case we would be required to obtain a license from these third parties. If we are unable to license such technology, or if we are forced to license such technology, on unfavorable terms, our business could be materially harmed. If we are unable to obtain a necessary license, we may be unable to develop or commercialize the affected product candidates, which could materially harm our business, and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us.

If we fail to comply with our obligations under our license agreements, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market, or may be forced to cease developing, manufacturing or marketing, any product that is covered by these agreements or may face other penalties under such agreements. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms, cause us to lose our rights under these agreements, including our rights to important intellectual property or technology, or impede, delay or prohibit the further development or commercialization of one or more product candidates that rely on such agreements.

Our rights to develop and commercialize our product candidates may be subject, in part, to the terms and conditions of agreements with others.

Agreements we may enter into in the future may not provide exclusive rights to use certain intellectual property and technology retained by the collaborator in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products in the future. As a result, we may not be able to prevent competitors or other third parties from developing and commercializing competitive products that utilize technology retained by such collaborators to the extent such products are not also covered by our intellectual property.

In addition, subject to the terms of any such agreements, we may not have the right to control the preparation, filing, prosecution, and maintenance, and we may not have the right to control the enforcement and defense of certain patents and patent applications retained by the collaborator and provided to us under a limited license. We cannot be certain that patents and patent applications that are controlled by future collaborators will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our collaborators fail to prosecute, maintain, enforce, and defend such patents, or lose rights to those patents or patent applications, the limited rights we have licensed may be reduced or eliminated, our right to develop and commercialize any of our product candidates that are subject of such licensed rights could be adversely affected, and we may have a reduced ability to prevent competitors from making, using, and selling competing products. In addition, even where we have the right to control patent prosecution of patents and patent applications we have licensed to and from future collaborators, we may still be adversely affected or prejudiced by actions or inactions of future collaborators that took place prior to the date upon which we assumed control over patent prosecution.

We may enter into agreements with future collaborators to option or license certain intellectual property and may need to obtain additional intellectual property rights from others to advance our research or allow commercialization of product candidates we may develop. We may be unable to obtain additional intellectual property rights at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could harm our business, financial condition, results of operations, and prospects significantly. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current technology, manufacturing methods, product candidates, or future methods or products resulting in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

Furthermore, our or our future collaborators’ patents may be subject to a reservation of rights by one or more third parties. The U.S. government may have certain rights to resulting intellectual property. When new technologies are developed with U.S. government funding, the U.S. government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the U.S. government to use the invention or to have others use the invention on its behalf. The U.S. government’s rights may also permit it to disclose the funded inventions and technology to third parties and to exercise march-in rights to use or allow third parties to use the technology developed using U.S. government funding. The U.S. government may exercise its march-in rights if it determines that action is necessary because we fail to achieve the practical application of the government funded technology, or because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in facilities in the United States in certain circumstances and if this requirement is not waived. Any exercise by the U.S. government of such rights or by any third-party of its reserved rights could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

If we fail to comply with our obligations in agreements under which we option or license intellectual property rights from future collaborators or licensors or otherwise experience disruptions to our business relationships with future collaborators or licensors, we could lose intellectual property rights that are important to our business.

We may enter into agreements with future collaborators that impose various economic, development, diligence, commercialization, and other obligations on us. Such collaboration agreements may also require us to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products. Our future collaborators might conclude that we have materially breached our obligations under such agreements and might therefore terminate or seek damages under the agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these agreements. Termination of these agreements could cause us to lose the rights to certain patents or other intellectual property, or the underlying patents could fail to provide the intended exclusivity, and competitors or other third parties may have the freedom to seek regulatory approval of, and to market, products similar to or identical to ours and we may be required to cease our development and commercialization of certain of our product candidates. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and growth prospects.

Moreover, disputes may arise regarding intellectual property subject to a collaboration agreement, including:

•	the scope of the option or license rights granted under the agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe on intellectual property of the collaborator that is not subject to the option or license rights granted under the agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our collaborators and us and our other partners; and

•	the priority of invention of patented technology.

We may enter into agreements to option or license intellectual property or technology from third parties that are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and growth prospects. Moreover, if disputes over intellectual property that we have optioned or licensed prevent or impair our ability to maintain such arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and growth prospects.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting, and defending patents on our product candidates and other technologies in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States.

Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our future collaborators or licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

Issued patents covering our product candidates and other technologies could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.

If we initiated legal proceedings against a third-party to enforce a patent covering our product candidates or other technologies, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may raise claims challenging the validity or enforceability of our patents before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our product candidates or other technologies. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a third-party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates or other technologies. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations, and growth prospects.

Third-party claims of intellectual property infringement, misappropriation, or other violation against us may prevent or delay the development and commercialization of our product candidates and other technologies.

The fields of designing and developing treatments for immunology, inflammation, and metabolic diseases are highly competitive and dynamic. In addition, while research and development that is taking place by several companies, including us and our competitors in oral biologic therapeutics, the technology used in our product candidates is still in its infancy and no products utilizing similar technology have yet reached the market. As such, it is difficult to conclusively assess our freedom to operate without infringing on third-party rights. This could lead to significant intellectual property related litigation and proceedings relating to our, and other third-party, intellectual property and proprietary rights in the future.

Our commercial success depends in part on our ability to develop, manufacture, market, and sell any product candidates that we develop and to use our proprietary technologies without infringing, misappropriating, and otherwise violating the patents and other intellectual property rights of third parties. There is a substantial amount of complex litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, post-grant review, inter partes review, derivation proceedings, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. We may become party to, or threatened with, such actions in the future, regardless of their merit.

Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates and other technologies may give rise to claims of infringement of the patent rights of others. We cannot assure you that our product candidates and other technologies that we have developed, are developing or may develop in the future will not infringe existing or future patents owned by third parties. We may not be aware of patents that have already been issued and that a third-party, for example, a competitor in the fields in which we are developing product candidates, and other technologies might assert are infringed by our current or future product candidates or other technologies, including claims to compositions, formulations, methods of manufacture or methods of use or treatment that cover our product candidates or other technologies. It is also possible that patents owned by third parties of which we are aware, but which we do not believe are relevant to our product candidates or other technologies, could be found to be infringed by our product candidates or other technologies. In addition, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates or other technologies may infringe.

Third parties may have patents or obtain patents in the future and claim that the manufacture, use or sale of our product candidates or other technologies infringes upon these patents. In the event that any third-party claims that we infringe their patents or that we are otherwise employing their proprietary technology without authorization and initiates litigation against us, even if we believe such claims are without merit, a court of competent jurisdiction could hold that such patents are valid, enforceable and infringed by our product candidates or other technologies. In this case, the holders of such patents may be able to block our ability to commercialize the applicable product candidate or technology unless we obtain a license under the applicable patents, or until such patents expire or are finally determined to be held invalid or unenforceable. Such a license may not be available on commercially reasonable terms or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, we may be unable to commercialize our product candidates or other technologies, or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business.

Defense of infringement claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from our business, and may impact our reputation. In the event of a successful claim of infringement against us, we may be enjoined from further developing or commercializing our infringing product candidates or other technologies. In addition, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties, and/or redesign our infringing product candidates or technologies, which may be impossible or require substantial time and monetary expenditure. In that event, we would be unable to further develop and commercialize our product candidates or other technologies, which could harm our business significantly.

Engaging in litigation to defend against third parties alleging that we have infringed, misappropriated, or otherwise violated their patents or other intellectual property rights is very expensive, particularly for a company of our size, and time-consuming. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings against us could impair our ability to compete in the marketplace. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and growth prospects.

We may become involved in lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our patents or we may be required to defend against claims of infringement. In addition, our patents may become involved in inventorship, priority, or validity disputes. To counter or defend against such claims can be expensive and time consuming. In an infringement proceeding, a court may decide that a patent in which we have an interest is invalid or unenforceable, the other party’s use of our patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1), or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

Patent terms may be inadequate to protect our competitive position on our products and services for an adequate amount of time.

Patents have a limited lifespan. In the United States and abroad, if all maintenance fees/annuity fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest non-provisional filing date. The protection a patent affords is limited. Even if patents covering our products are obtained, once the patent life has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new products, patents protecting such products might expire before or shortly after such products are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that former employees or other third parties have an interest in our patents, trade secrets, or other intellectual property as an inventor or co-inventor. For example, our Co-Founder and Chief Scientific Officer, Dr. Randall Mrsny, has been and remains an employee of both the Company and the University of Bath, and as such, we must ensure that we own our intellectual property that is conceived or developed by Dr. Mrsny and that which he is under obligation to assign to the Company. We may have inventorship or ownership disputes arise from conflicting obligations of our founders, employees, consultants, or others who are involved in developing our product candidates or other technologies, such as with the University of Bath. Litigation may be necessary to defend against any claims challenging inventorship or ownership of our patents, trade secrets, or other intellectual property. If the defense of any such claims fails, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates and other technologies. Even if we are successful in defending against any such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and growth prospects.

If we do not obtain patent term extension and data exclusivity for any product candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration, and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman Act). The Hatch-Waxman Act permits a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar extensions as compensation for patent term lost during regulatory review processes are also available in certain foreign countries and territories, such as in Europe under a Supplementary Patent Certificate. However, we may not be granted an extension in the United States and/or foreign countries and territories because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is shorter than what we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations, and growth prospects could be materially harmed.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for our product candidates and other technologies, we also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology, and other proprietary information and to maintain our competitive position. We consider trade secrets and know-how to be one of our primary sources of intellectual property. Trade secrets and know-how can be difficult to protect. We expect our trade secrets and know-how to over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology, and the movement of personnel from academic to industry scientific positions.

While we seek to protect these trade secrets and other proprietary technology, we cannot guarantee that we have entered into non-disclosure, confidentiality, invention, or patent assignment agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite our efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third-party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third-party, our competitive position would be materially and adversely harmed.

If any of our patent applications do not issue as patents in any jurisdiction, we may not be able to compete effectively.

Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our patents with respect to our product candidates. With respect to our intellectual property related to our product candidates, we cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors or other third parties.

The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. We may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to patents licensed to third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. Any parties who enter into nondisclosure and confidentiality agreements with us who have access to confidential or patentable aspects of our research and development output, such as our employees, CROs, CDMOs, consultants, advisors, and other third parties, may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in any of our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to make products that are similar to our product candidates or utilize similar technology but that are not covered by the claims of the patents that we license or may own;

•	others may be able to develop a platform that is similar to, or better than, ours in a way that is not covered by the claims of our patents;

•

we, or our future licensors or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or own now or in the future;

•	we, or our future licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

•	it is possible that our current or future pending owned or licensed patent applications will not lead to issued patents;

•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

•

our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm our business; and

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third-party may subsequently file a patent covering such intellectual property.

Should any of these events occur, it or they could have a material adverse effect on our business, financial condition, results of operations, and growth prospects.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned or licensed patents and applications. The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment, and other similar provisions during the patent application process. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations, and growth prospects.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of the patent laws in the United States or other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 16, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. On or after March 16, 2013, under the Leahy-Smith America Invents Act (the America Invents Act) enacted on September 16, 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third-party was the first to invent the claimed invention. A third-party that files a patent application in the USPTO on or after March 16, 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third-party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we were the first to either (i) file any patent application related to our product candidates or other technologies or (ii) invent any of the inventions claimed in our patents or patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third-party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third-party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third-party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, the patent positions of companies in the development and commercialization of biopharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants, and advisors are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors and potential competitors. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and growth prospects.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations, and growth prospects. In addition, opposition or cancellation proceedings may be filed against our trademark applications and registrations, and our trademarks may not survive such proceedings. In certain countries outside of the United States, trademark registration is required to enforce trademark rights. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would.

Risks Related to Our Operations

We are highly dependent on our key personnel, and if we are not successful in attracting, motivating, and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract, motivate, and retain highly qualified managerial, scientific, and medical personnel. We are highly dependent on our management and our scientific, technical, business, and medical personnel. The loss of the services provided by any of our executive officers, other key employees, and other scientific and medical advisors, and our inability to find suitable replacements, could result in delays in the development of our product candidates and harm our business.

We conduct our operations at our facility in South San Francisco, California, in a region that is headquarters to many other biopharmaceutical companies and many academic and research institutions. To succeed, we must recruit, retain, manage and motivate qualified clinical, scientific, manufacturing, and sales and marketing personnel, and we face significant competition for experienced personnel. In addition, we will need to expand and effectively manage our managerial, operational, financial, development and other resources in order to successfully pursue our research, development and commercialization efforts for our existing and future product candidates. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited talent pool in our industry due to the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition for skilled personnel is intense and the turnover rate can be high, which may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all. We expect that we may need to recruit talent from outside of our region, and doing so may be costly and difficult.

Many of the other biotechnology companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better prospects for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we can offer. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition to competition for personnel, the San Francisco Bay Area in particular is characterized by a high cost of living. We could in the future have difficulty attracting experienced personnel to our company and may be required to expend significant financial resources in our employee recruitment and retention efforts. To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided equity grants that vest over time. The value to employees of these equity grants that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. If we are unable to attract and incentivize quality personnel on acceptable terms, or at all, it may cause our business and operating results to suffer.

Future strategic partnerships and collaborations may be important to us. We will face significant competition in seeking new strategic partners.

We have limited capabilities for manufacturing and do not yet have any capability for sales, marketing or distribution. For some of our product candidates, we may in the future determine to collaborate with pharmaceutical and biotechnology companies for development and potential commercialization of therapeutic products. The competition for strategic partners is intense. Our ability to reach a definitive agreement for collaboration will depend, among other things, upon our assessment of the strategic partner’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed strategic partner’s evaluation of a number of factors. These factors may include the design or results of clinical trials, the likelihood of approval by the FDA or comparable foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The strategic partner may also consider alternative product candidates or technologies for similar indications that may be available for collaboration and whether such collaboration could be more attractive than the one with us for our product candidate.

Strategic partnerships are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future strategic partners. Even if we are successful in entering into collaboration, the terms and conditions of that collaboration may restrict us from entering into future agreements with other potential collaborators.

If we are unable to reach agreements with suitable strategic partners on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into strategic partnerships and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market or continue to develop our technology platform and our business may be materially and adversely affected. Any collaboration may be on terms that are not optimal for us, and we may not be able to maintain any new collaboration if, for example, development or approval of a product candidate is delayed, sales of an approved product candidate do not meet expectations or the partner terminates the collaboration. Any such collaboration, or other strategic transaction, may require us to incur non-recurring or other charges, and increase our near- and long-term expenditures and pose significant integration or implementation challenges or disrupt our management or business. Accordingly, although there can be no assurance that we will undertake or successfully complete any transactions of the nature described above, any transactions that we do complete may be subject to the foregoing or other risks and have a material and adverse effect on our business, financial condition, results of operations, and prospects. Conversely, any failure to enter any collaboration or other strategic transaction that would be beneficial to us could delay the development and potential commercialization of our product candidates and have a negative impact on the competitiveness of any product candidate that reaches the market.

If we are unable to maintain future strategic partnerships, or if these strategic partnerships are not successful, our business could be adversely affected.

Any future strategic partnerships we enter into may pose a number of risks, including the following:

•	we may not be able to enter into critical strategic partnerships or enter them on favorable terms;

•	strategic partners have significant discretion in determining the effort and resources that they will apply to such a partnership, and they may not perform their obligations as agreed or expected;

•

strategic partners may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the partners’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

•

strategic partners may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•

strategic partners could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the strategic partners believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than our product candidates;

•

product candidates discovered in collaboration with us may be viewed by our strategic partners as competitive with their own product candidates or products, which may cause strategic partners to cease to devote resources to the commercialization of our product candidates;

•

a strategic partner with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product candidates;

•

disagreements with strategic partners, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•

strategic partners may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	strategic partners may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

•

strategic partnerships may be terminated for the convenience of the partner and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

We may in the future engage in acquisitions, collaborations, or strategic partnerships, which may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may engage in various acquisitions, collaborations, and strategic partnerships in the future, including licensing or acquiring complementary products, intellectual property rights, technologies, or businesses. Any acquisition, collaboration, or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	volatility with respect to the financial reporting related to such arrangements;

•	assumption of indebtedness or contingent liabilities;

•	issuance of our equity securities which would result in dilution to our stockholders;

•	assimilation of operations, intellectual property, products, and product candidates of an acquired company, including difficulties associated with integrating new personnel;

•	diversion of our management’s attention from our existing product programs and initiatives in pursuing such an acquisition or strategic partnership;

•	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and

•	our inability to generate revenue from acquired intellectual property, technology, and/or products sufficient to meet our objectives or even to offset the associated transaction and maintenance costs.

In addition, if we undertake such a transaction, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses, and acquire intangible assets that could result in significant future amortization expense.

Our internal computer systems, or those used by our CROs or other contractors or consultants, may fail or suffer other breakdowns, cyberattacks, or information security breaches that could compromise the confidentiality, integrity, and availability of such systems and data, and affect our reputation.

Despite the implementation of security measures, our internal computer systems and those of our future CROs and other contractors and consultants may be vulnerable to damage from a variety of disruptive elements, including computer viruses and unauthorized access. As the cyber-threat landscape evolves, these attacks are growing in frequency, sophistication, and intensity, and are becoming increasingly difficult to detect. Such attacks could include the use of key loggers or other harmful and virulent malware, including ransomware or other denials of service, and can be deployed through malicious websites, the use of social engineering, and/or other means. If a breakdown, cyberattack, or other information security breach were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, which could lead to significant delays or setbacks in our research. For example, the loss of clinical trial data from completed, ongoing, or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or systems, or inappropriate disclosure of confidential or proprietary information, including data related to our personnel, we could incur liability and the further development and commercialization of our product candidates could be delayed. There can be no assurance that we and our business counterparts will be successful in efforts to detect, prevent, or fully recover systems or data from all breakdowns, service interruptions, attacks, or breaches of systems that could adversely affect our business and operations and/or result in the loss of critical or sensitive data, which could result in financial, legal, business, or reputational harm to us.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our CROs, CDMOs, suppliers, and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical or health epidemics, and other natural or man-made disasters or business interruptions, for which we are partly uninsured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce and process our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

The majority of our operations including our corporate headquarters are located in a facility in South San Francisco, California. Damage or extended periods of interruption to our corporate, development, or research facilities due to fire, natural disaster, power loss, communications failure, unauthorized entry, or other events could cause us to cease or delay development of some or all of our product candidates. Although we maintain property damage and business interruption insurance coverage on these facilities, our insurance might not cover all losses under such circumstances and our business may be seriously harmed by such delays and interruption.

Our business is subject to economic, political, regulatory, and other risks associated with international operations.

Our business is subject to risks associated with conducting business internationally. Some of our CDMOs are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

•	economic weakness, including inflation, or political instability in certain non-U.S. economies and markets;

•	differing and changing regulatory requirements in non-U.S. countries, including drug pricing and reimbursement requirements;

•

challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	difficulties in compliance with non-U.S. laws and regulations;

•	changes in non-U.S. regulations and customs, tariffs, and trade barriers;

•	changes in non-U.S. currency exchange rates and currency controls;

•	changes in a specific country’s or region’s political or economic environment;

•	trade protection measures, import or export licensing requirements, or other restrictive actions by U.S. or non-U.S. governments;

•	negative consequences from changes in tax laws;

•	compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	difficulties associated with staffing and managing international operations, including differing labor relations;

•	potential liability under the FCPA, U.K. Bribery Act, or comparable foreign laws; and

•

business interruptions resulting from geo-political actions, including war and terrorism, natural disasters including earthquakes, typhoons, floods, and fires, or outbreaks of health epidemics such as the COVID-19 pandemic.

These and other risks associated with our planned international operations may materially adversely affect our ability to attain profitable operations.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2019, we had federal and California net operating loss carryforwards of approximately $67.9 million. The federal net operating loss carryforwards arising in the tax year ending December 31, 2017 and earlier tax years will begin to expire in 2036, if not utilized. Under Sections 382 and 383 of the United States Internal Revenue Code of 1986, as amended (the Code), if a corporation undergoes an “ownership change” (generally defined as a greater than 50-percentage-point cumulative change (by value) in the equity ownership of certain stockholders over a rolling three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change taxable income or taxes may be limited. As a result of our most recent private placements and other transactions that have occurred since our incorporation, we may have experienced, and in connection with this offering, may experience, such an ownership change. We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which are outside our control. As a result, our ability to use our pre-change net operating loss carryforwards and other pre-change tax attributes to offset post-change taxable income or taxes may be subject to limitation.

Changes in our effective tax rate or tax liability may have an adverse effect on our operating results.

Our effective tax rate could increase due to several factors, including:

•	changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

•	changes in tax laws, tax treaties, and regulations or the interpretation of them;

•

changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

•	the outcome of current and future tax audits, examinations, or administrative appeals; and

•	limitations or adverse findings regarding our ability to do business in some jurisdictions.

Any of these developments could adversely affect our operating results.

Risks Related to This Offering and Ownership of Our Common Stock

We do not know whether a market will develop for our common stock or what the market price of our common stock will be, and, as a result, it may be difficult for you to sell your shares of our common stock.

Before this offering, there was no public trading market for our common stock. If a market for our common stock does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. It is possible that in one or more future periods our results of operations and progression of our product pipeline may not meet the expectations of public market analysts and investors, and, as a result of these and other factors, the price of our common stock may fall.

The market price of our common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

The initial public offering price for our common stock was determined through negotiations with the underwriters. This initial public offering price may differ from the market price of our common stock after the offering. As a result, you may not be able to sell your common stock at or above the initial public offering price. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	the success of existing or new competitive products or technologies;

•	the timing and results of clinical trials for our current product candidates and any future product candidates that we may develop;

•	failure or discontinuation of any of our product development and research programs;

•

results of preclinical studies, clinical trials, or regulatory approvals of product candidates of our competitors, or announcements about new research programs or product candidates of our competitors;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents, or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our research programs, clinical development programs, or product candidates that we may develop;

•	the results of our efforts to develop additional product candidates or products;

•	actual or anticipated changes in estimates as to financial results, development timelines, or recommendations by securities analysts;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us, our insiders, or other stockholders;

•	expiration of market standoff or lock-up agreements;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in estimates or recommendations by securities analysts, if any, that cover our stock;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry, and market conditions, including the impact of the COVID-19 pandemic; and

•	the other factors described in this “Risk Factors” section.

In recent years, the stock market in general, and the market for pharmaceutical and biotechnology companies in particular, has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. Following periods of such volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock could decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock or if we fail to meet their operating results estimates for us, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

A significant portion of our total outstanding shares is restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to decline significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, upon the expiration of the market standoff and lock-up agreements, the early release of these agreements, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. After this offering and after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 13,966,292 shares of our common stock immediately prior to the completion of this offering, we will have                  shares of common stock outstanding based on 21,327,030 shares of our common stock outstanding as of December 31, 2019. Of these shares, the                  shares we are selling in this offering may be resold in the public market immediately, unless purchased by our affiliates. The remaining 21,327,030 shares, or     % of our outstanding shares after this offering, are currently prohibited without the permission of the underwriters or otherwise restricted under securities laws, market standoff agreements entered into by our stockholders with us or lock-up agreements entered into by our directors, officers, and stockholders with the underwriters; however, subject to applicable securities law restrictions and excluding shares of restricted stock that will remain unvested, these shares will be able to be sold in the public market beginning after the 180th day after the date of this prospectus. Shares issued upon the exercise of stock options outstanding under our equity incentive plans or pursuant to future awards granted under those plans will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules, any applicable market standoff and lock-up agreements, and Rule 144 and Rule 701 under the Securities Act of 1933, as amended (the Securities Act). See the section titled “Shares Eligible for Future Sale” for additional information.

Moreover, after this offering, holders of an aggregate of 13,966,292 shares of our common stock will have rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also plan to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to volume limitations applicable to affiliates and the lock-up agreements described in the section titled “Underwriting.” If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

You will incur immediate and substantial dilution as a result of this offering.

If you purchase common stock in this offering, you will incur immediate and substantial dilution of $        per share, representing the difference between the initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and our pro forma net tangible book value per share after giving effect to this offering and the automatic conversion of all outstanding shares of our convertible preferred stock immediately prior to the completion of this offering. As of December 31, 2019, there were 2,143,368 shares subject to outstanding options with a weighted-average exercise price of $1.22 per share. To the extent that these outstanding options are ultimately exercised or the underwriters exercise their option to purchase additional shares, you will incur further dilution. See the section titled “Dilution” for a further description of the dilution you will experience immediately after this offering.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances, and licensing arrangements. We, and indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future offerings. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell, or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Additionally, any future collaborations we enter into with third parties may provide capital in the near term but limit our potential cash flow and revenue in the future. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms unfavorable to us.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately 90% of our voting stock and, upon the completion of this offering, that same group will beneficially own approximately     % of our outstanding voting stock (based on the number of shares of common stock outstanding as of December 31, 2019, assuming no exercise of the underwriters’ option to purchase additional shares, no exercise of outstanding options and no purchases of shares in this offering by any of this group), in each case assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock immediately prior to the completion of this offering. After this offering, this group of stockholders will have the ability to control us through this ownership position even if they do not purchase any additional shares in this offering. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (SOX), not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide stockholders will be different than the information that is available with respect to other public companies. In this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we are no longer an emerging growth company or affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. SOX, the Dodd-Frank Wall Street Reform, and Consumer Protection Act, the listing requirements of the Nasdaq Stock Market, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance, and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to SOX Section 404, we will be required to furnish a report by our management on our internal control over financial reporting beginning with our second filing of an Annual Report on Form 10-K with the SEC after we become a public company. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with SOX Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by SOX Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

We have previously identified material weaknesses in our internal control over financial reporting and if we are unable to maintain effective internal controls or if we identify additional material weaknesses in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business, financial position and results of operations.

In connection with the audit of our financial statements for the year ended December 31, 2018, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. The material weakness was that we: (i) lacked a sufficient number of qualified personnel in our accounting function to adequately execute reviews of transactions and segregate duties; and (ii) did not design and maintain effective controls over segregation of duties related to manual journal entries. Specifically, certain personnel had the ability to both prepare and post manual journal entries without independent review by someone without the ability to prepare and post journal entries. Additionally, the same personnel with the ability to prepare and post manual journal entries was responsible for performing reviews of financial statement fluctuations period over period.

During 2019, we took certain actions that remediated the material weakness that was identified in connection with the audit for the year ended December 31, 2018, which included hiring management-level personnel with technical accounting expertise, engaging external third-party resources to assist in execution of transactions which has allowed us to design adequate review procedures in our accounting and finance organization including design of controls with appropriate segregation of duties, and identifying and implementing improved processes and controls.

We have begun taking measures and plan to continue to take measures to design and implement an effective control environment. However, we cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate or prevent future material weaknesses. If we are unable to successfully maintain internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets, and our stock price may be materially adversely affected. Moreover, we could become subject to investigations by regulatory authorities, which could require additional financial and management resources.

If we are unable to maintain effective internal controls, our business, financial position, and results of operations could be adversely affected.

As a public company, we will be subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended (Exchange Act), including the requirements of SOX Section 404, which require annual management assessments of the effectiveness of our internal control over financial reporting. However, our auditors will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to SOX Section 404 until we are no longer an emerging growth company if we continue to take advantage of the exemptions available to us through the JOBS Act.

The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by SOX. These reporting and other obligations place significant demands on our management and administrative and operational resources, including accounting resources.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Any failure to maintain effective internal controls could have an adverse effect on our business, financial position, and results of operations.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the fact that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

The Nasdaq Stock Market may delist our securities from its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We have applied to list our common stock on the Nasdaq Global Select Market. In order to make a final determination of compliance with their listing criteria, the Nasdaq Stock Market may look to the first trading day’s activity and, particularly, the last bid price on such day. In the event the trading price for our common stock drops below the $1.00 minimum bid requirement, the Nasdaq Stock Market could rescind our initial listing approval. If that were to happen, the liquidity for our common stock would decrease, which may substantially decrease the trading price of our common stock.

In addition, we cannot assure you that, in the future, our securities will meet the continued listing requirements to be listed on the Nasdaq Global Select Market. If the Nasdaq Stock Market delists our common stock, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•

a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

•	a limited amount of news and analyst coverage for our company; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section titled “Use of Proceeds.” Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business, financial condition, results of operations, and prospects. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We do not expect to pay any dividends for the foreseeable future. Investors in this offering may never obtain a return on their investment.

You should not rely on an investment in our common stock to provide dividend income. We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations. In addition, any future credit facility may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

Delaware law and provisions in our amended and restated certificate of incorporation and bylaws that will become effective upon the completion of this offering might discourage, delay, or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions in our amended and restated certificate of incorporation and bylaws that will become effective upon the completion of this offering may discourage, delay, or prevent a merger, acquisition, or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our charter documents will:

•	establish that our board of directors is divided into three classes, Class I, Class II, and Class III, with each class serving staggered three-year terms;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	provide that our directors may only be removed for cause;

•	eliminate cumulative voting in the election of directors;

•	authorize our board of directors to issues shares of preferred stock and determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval;

•	provide our board of directors with the exclusive right to elect a director to fill a vacancy or newly created directorship;

•	permit stockholders to only take actions at a duly called annual or special meeting and not by written consent;

•	prohibit stockholders from calling a special meeting of stockholders;

•	require that stockholders give advance notice to nominate directors or submit proposals for consideration at stockholder meetings;

•	authorize our board of directors, by a majority vote, to amend the bylaws; and

•	require the affirmative vote of at least 66 2/3% or more of the outstanding shares of common stock to amend many of the provisions described above.

In addition, Section 203 of the General Corporation Law of the State of Delaware (DGCL), prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws, or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated bylaws that will become effective upon the completion of this offering provide that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated bylaws provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, except, in each case, (A) any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than such court, or (C) for which such court does not have subject matter jurisdiction.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, employees, control persons, underwriters, or agents, which may discourage lawsuits against us and our directors, employees, control persons, underwriters, or agents. Additionally, a court could determine that the exclusive forum provision is unenforceable, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find these provisions of our amended and restated bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, product candidates, planned preclinical studies and clinical trials, results of clinical trials, research and development costs, regulatory approvals, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other important factors that are in some cases beyond our control and may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential,” “seek,” “aim,” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	the ability of our clinical trials to demonstrate safety and efficacy of our product candidates, and other positive results;

•	the progress and focus of our current and future clinical trials, and the reporting of data from those trials;

•	our ability to advance product candidates into and successfully complete clinical trials;

•	the beneficial characteristics, safety, efficacy, and therapeutic effects of our product candidates;

•	our ability to further develop and expand our platform technology;

•	our ability to utilize our technology platform to generate and advance additional product candidates;

•	our plans relating to commercializing our product candidates, if approved, including the geographic areas of focus and our ability to grow a sales team;

•	the expected potential benefits of strategic collaborations with third parties and our ability to attract collaborators with development, regulatory and commercialization expertise;

•	the implementation of our strategic plans for our business and product candidates;

•	our estimates of the number of patients in the United States who suffer from the diseases we target and the number of patients that will enroll in our clinical trials;

•	the size of the market opportunity for our product candidates in each of the diseases we target;

•	the success of competing therapies that are or may become available;

•

our ability to obtain and maintain regulatory approval of our product candidates and the timing or likelihood of regulatory filings and approvals, including our expectation to seek special designations, such as orphan drug designation, for our product candidates for various diseases;

•	our plans relating to the further development and manufacturing of our product candidates, including additional indications for which we may pursue;

•	existing regulations and regulatory developments in the United States and other jurisdictions;

•	our potential and ability to successfully manufacture and supply our product candidates for clinical trials and for commercial use, if approved;

•	our continued reliance on third parties to conduct additional clinical trials of our product candidates, and for the manufacture of our product candidates;

•	our plans and ability to obtain or protect intellectual property rights, including extensions of existing patent terms where available;

•	the scope of protection we are able to establish and maintain for intellectual property rights, including our technology platform and product candidates;

•	our ability to retain the continued service of our key personnel and to identify, hire, and then retain additional qualified personnel;

•	the accuracy of our estimates regarding expenses, future revenue, capital requirements, and needs for additional financing;

•	our financial performance;

•	the sufficiency of our existing cash, cash equivalents, and investments to fund our future operating expenses and capital expenditure requirements;

•	our expectations regarding the impact of the COVID-19 pandemic on our business;

•	developments relating to our competitors and our industry, including competing product candidates and therapies;

•	our expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act; and

•	our anticipated use of our existing cash, cash equivalents, and investments and the proceeds from this offering.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations, and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties, and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events, or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET, INDUSTRY, AND OTHER DATA

This prospectus contains estimates, projections, and other information concerning our industry, our business, and the markets for our product candidates, including data regarding the estimated size of such markets and the incidence of certain medical conditions. We obtained the industry, market, and similar dataset forth in this prospectus from our internal estimates and research and from academic and industry research, publications, surveys, and studies conducted by third parties, including governmental agencies. In some cases, we do not expressly refer to the sources from which this data is derived. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. While we believe that the data we use from third parties are reliable, we have not separately verified these data. Further, while we believe our internal research is reliable, such research has not been verified by any third party. You are cautioned not to give undue weight to any such information, projections and estimates.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $         million, or approximately $         million if the underwriters exercise their option to purchase additional shares in full, based upon an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares in the number of shares offered by us in this offering would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $         million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may change the time at which we will need to seek additional capital.

The principal purposes of this offering are to obtain additional capital to support our operations, establish a public market for our common stock and facilitate our future access to the public capital markets. We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents, and investments, to fund Phase 2 clinical trials for AMT-101, to fund our continued development of AMT-126, and for our research programs, working capital, and other general corporate purposes.

The expected use of the net proceeds from this offering is based on our current plans and prevailing business conditions, which could change in the future as such plans and conditions evolve. The net proceeds from this offering, together with our cash, cash equivalents, and investments will not be sufficient for us to fund any of our product candidates through regulatory approval, and we will need to raise additional capital to complete the development and commercialization of our products. Based on current business plans, we believe that the net proceeds from this offering, together with our existing cash, cash equivalents, and investments, will be sufficient to fund our planned operations for at least             months.

Our management will have broad discretion over the use of the net proceeds from this offering. The amounts and timing of our expenditures will depend upon numerous factors including the results of our research and development efforts, the timing and success of preclinical studies and any ongoing clinical trials or clinical trials we may commence in the future, the timing of regulatory submissions, the amount of cash obtained through our existing collaborations and future collaborations, if any, and any unforeseen cash needs.

Pending their uses, we plan to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our capital stock since our date of incorporation. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements and contractual restrictions of any then-existing debt instruments, and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents, and investments and capitalization as of December 31, 2019, as follows:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 13,966,292 shares of our common stock immediately prior to the completion of this offering, as if such conversion had occurred on December 31, 2019, and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the pro forma adjustments set forth above, and (ii) our issuance and sale of                  shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The pro forma as adjusted information set forth below is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with our financial statements and related notes included elsewhere in this prospectus and the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2019
	Actual	Pro Forma	Pro Forma As Adjusted(1)
		(unaudited)
	(in thousands, except share and per share data)
Cash, cash equivalents, and investments	$32,652	$32,652	$

Convertible preferred stock, par value $0.0001 per share; 13,966,292 shares authorized, 13,966,292 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	105,615	—	$
Stockholders’ equity (deficit):
Preferred stock, par value $0.0001 per share; no shares authorized, issued and outstanding, actual; shares authorized, and no shares issued and outstanding, pro forma and pro forma as adjusted
Common stock, par value $0.0001 per share; 32,000,000 shares authorized, 7,360,738 shares issued and outstanding, actual; 21,327,030 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	1	2
Additional paid-in capital	1,078	106,692
Accumulated other comprehensive income	13	13
Accumulated deficit	(72,794)	(72,794)

Total stockholders’ equity (deficit)	(71,702)	$33,913

Total capitalization	$33,913	$33,913	$

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our cash, cash equivalents, and investments, additional paid-in-capital, total stockholders’ equity (deficit), and total capitalization by $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. Each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, each of our cash, cash equivalents, and investments, working capital, total assets, and total stockholders’ equity (deficit) by approximately $        million, assuming no change in the assumed initial public offering price of $        per share and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The number of shares of our common stock issued and outstanding, pro forma and pro forma as adjusted in the table above, is based on the 21,327,030 shares of our common stock outstanding as of December 31, 2019 (including our convertible preferred stock on an as-converted basis), and excludes:

•	2,143,368 shares of common stock issuable upon exercise of options to purchase shares of our common stock, at a weighted-average exercise price of $1.22 per share;

•	1,973,733 shares of common stock issuable upon the exercise of outstanding stock options granted under the 2016 Plan after December 31, 2019, at a weighted-average exercise price of $6.14 per share;

•	711,669 shares of common stock currently reserved for future issuance under our 2016 Plan, which shares will be added to the shares to be reserved for issuance under our 2020 Plan; and

•

                 shares of common stock reserved for future issuance under our 2020 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of December 31, 2019 was $(71.7) million, or $(9.74) per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and convertible preferred stock, which is not included within our stockholders’ equity (deficit). Historical net tangible book value per share represents historical net tangible book value (deficit) divided by the number of shares of our common stock outstanding as of December 31, 2019.

Our pro forma net tangible book value as of December 31, 2019 was $33.9 million, or $1.59 per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 21,327,030 shares of common stock immediately prior to the completion of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of December 31, 2019, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 21,327,030 shares of our common stock immediately prior to the completion of this offering.

After giving further effect to our sale of                  shares of common stock in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2019 would have been approximately $        million, or approximately $        per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $        to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value per share of approximately $        to new investors purchasing common stock in this offering. Dilution per share to new investors purchasing common stock in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of December 31, 2019	$(9.74)
Pro forma increase in net tangible book value per share as of December 31, 2019	11.33

Pro forma net tangible book value per share as of December 31, 2019	$1.59
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share following this offering

Dilution per share to new investors purchasing shares in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted net tangible book value per share after this offering by $        per share and the dilution to new investors purchasing common stock in this offering by $        per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase of 1.0 million shares in the number of shares offered by us in this offering would increase the pro forma as adjusted net tangible book value per share after this offering by $        and decrease the dilution per share to new investors participating in this offering by $        , assuming no change in the assumed initial public offering price and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each decrease of 1.0 million shares in the number of shares offered by us in this offering would decrease the pro forma as adjusted net tangible book value per share after this offering by $        and increase the dilution per share to new investors participating in this offering by $        , assuming no change in the assumed initial public offering price and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase                  additional shares of common stock in this offering in full at the assumed initial public offering price of $        per share and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma as adjusted net tangible book value per share after this offering would be $        per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering would be $        per share.

The following table summarizes, on a pro forma as adjusted basis, as of December 31, 2019, the number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid, or to be paid and the weighted-average price per share paid, or to be paid, by existing stockholders and by new investors in this offering at the assumed initial public offering price of $        per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Weighted- Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders before this offering			%	$		%	$
Investors purchasing shares in this offering							$

Total		100%		$	100%

The table above assumes no exercise of the underwriters’ option to purchase                  additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to             % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in the offering would be increased to             % of the total number of shares outstanding after this offering.

Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, would increase or decrease, as applicable, the total consideration paid by new investors by $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase or decrease of 1.0 million shares in the number of shares offered by us in this offering would increase or decrease, as applicable, the total consideration paid by new investors by $        million, assuming no change in the assumed initial public offering price.

The foregoing tables and calculations (other than historical net tangible book value calculations) are based on the 21,327,030 shares of our common stock outstanding as of December 31, 2019 (including our convertible preferred stock on an as-converted basis), and excludes:

•	2,143,368 shares of common stock issuable upon exercise of options to purchase shares of our common stock, at a weighted-average exercise price of $1.22 per share;

•	1,973,733 shares of common stock issuable upon the exercise of outstanding stock options granted under the 2016 Plan after December 31, 2019, at a weighted-average exercise price of $6.14 per share;

•	711,669 shares of common stock currently reserved for future issuance under our 2016 Plan, which shares will be added to the shares to be reserved for issuance under our 2020 Plan; and

•

                 shares of common stock reserved for future issuance under our 2020 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

To the extent that any outstanding options are exercised or new options are issued under the equity benefit plans, or we issue additional shares of common stock or other securities convertible into or exercisable or exchangeable for shares of our capital stock in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA

The following tables set forth our selected financial data for the periods and as of the dates indicated. We derived our statement of operations and comprehensive loss data for the years ended December 31, 2018 and December 31, 2019, and our balance sheet data as of December 31, 2018 and December 31, 2019, from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following selected financial data in conjunction with our financial statements and related notes included elsewhere in this prospectus and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,
	2018	2019
	(in thousands, except share and per share amounts)
Statements of Operations and Comprehensive Loss Data:
Operating expenses:
Research and development	$27,930	$24,316
General and administrative	1,938	3,974

Total operating expenses	29,868	28,290
Loss from operations	(29,868)	(28,290)
Other income, net	—	247

Net loss	$(29,868)	$(28,043)

Net loss per share, basic and diluted(1)	$(4.08)	$(3.81)

Weighted-average shares of common stock outstanding, basic and diluted(1)	7,319,531	7,360,738

Pro forma net loss per share, basic and diluted (unaudited)(1)		$(1.59)

Pro forma weighted-average shares of common stock outstanding, basic and diluted (unaudited)(1)		17,611,218

Comprehensive loss:
Net loss	$(29,868)	$(28,043)
Other comprehensive income:
Unrealized gain on investments	—	13

Total comprehensive loss	$(29,868)	$(28,030)

(1)

See Note 9 to our financial statements as of and for the years ended December 31, 2018 and December 31, 2019 included elsewhere in this prospectus for an explanation of the method used to calculate historical and pro forma net loss per share, basic and diluted, and the weighted-average number of shares of common stock used in the computation of the per share amounts.

	As of December 31,
	2018	2019
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents, and investments	$20,288	$32,652
Working capital(1)	17,586	29,417
Total assets	23,244	38,533
Current liabilities	3,136	4,036
Total liabilities	3,637	4,620
Convertible preferred stock	63,747	105,615
Accumulated deficit	(44,751)	(72,794)
Total stockholders’ equity (deficit)	(44,140)	(71,702)

(1)

We define working capital as current assets less current liabilities. See our financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties, including those described in the section titled “Special Note Regarding Forward Looking Statements.” Our actual results and the timing of selected events could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those set forth under the section titled “Risk Factors.”

Overview

We are a clinical-stage biopharmaceutical company leveraging our proprietary technology platform to design and develop a pipeline of novel oral biologic product candidates to treat autoimmune, inflammatory, metabolic, and other diseases. Our proprietary technology platform allows us to exploit existing natural cellular trafficking pathways to facilitate the active transport of therapeutic payloads across the IE barrier. Active transport is an efficient mechanism that uses the cell’s own machinery to transport materials across the IE barrier. We believe that our ability to exploit this mechanism is a key differentiator of our approach. We are developing oral biologic product candidates in patient-friendly tablet and capsule forms that are designed for either targeting local GI tissue or entering systemic circulation to precisely address the relevant biology of a disease. We are building a portfolio of oral product candidates based on our technology platform including our lead product candidate, AMT-101, an oral GI-selective IL-10 that has completed a Phase 1b clinical trial in patients with UC. We further plan to initiate Phase 2 clinical trials of AMT-101 in UC and related inflammatory indications. Our other lead product candidate, AMT-126, is a GI-selective oral fusion of rhIL-22 and our proprietary carrier molecule currently in development for diseases related to IE barrier function defects driven by activation of the innate immune system. We intend to file an IND or a CTA for AMT-126 in 2020. Our technology platform enables us to design and develop various oral biologic therapeutic modalities, such as peptides, proteins, full-length antibodies, antibody fragments, and RNA therapeutics, with potentially significant advantages over existing marketed and development-stage drugs.

Since the date of our incorporation in Delaware on November 21, 2016, we have devoted substantially all of our resources on research and development activities, including research activities such as drug discovery, preclinical studies, and clinical trials as well as development activities such as the manufacturing of clinical and research material, establishing and maintaining our intellectual property portfolio, hiring personnel, raising capital, and providing general and administrative support for these operations.

We do not have any products approved for sale, and we have not generated any revenue from product sales. Our ability to generate product revenue sufficient to achieve profitability, if ever, will depend on the successful development of one or more of our product candidates which we expect will take a number of years. Given our stage of development, we have not yet established a commercial organization or distribution capabilities. We intend to build a commercial infrastructure to support sales of our product candidates. We expect to manage sales, marketing and distribution through internal resources and third-party relationships. While we may commit significant financial and management resources to commercial activities, we will also consider collaborating with one or more pharmaceutical companies to enhance our commercial capabilities.

Manufacturing of protein therapeutics is a complex process and represents a critical path to creating oral biologic therapeutics and a key component of our long-term success. We have spent significant resources to date on developing our current manufacturing processes and know-how to produce sufficient yields and optimize functionality. We have started to equip a new facility located in South San Francisco that will be our primary manufacturing site of biologic bulk drug substance. To do so, we will need to scale our manufacturing operations, as we do not currently have the infrastructure or capability internally to manufacture sufficient yields needed to advance any of our product candidates in preclinical studies and clinical trials. Accordingly, we will be required to make significant investments to expand our manufacturing facilities in the future, and our efforts to scale our internal manufacturing capabilities are subject to risks.

In addition, even after the completion of our in-house manufacturing facility, we expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacture if any of our product candidates obtain marketing approval. We also rely, and expect to continue to rely, on third parties to package, label, store and distribute our product candidates, as well as for our commercial products if marketing approval is obtained. We believe that this strategy allows us to maintain a more efficient infrastructure by eliminating the need for us to invest in our own manufacturing facilities, equipment and personnel while also enabling us to focus our expertise and resources on the development of our product candidates.

Since the date of our incorporation, we have incurred significant losses and negative cash flows from operations. During the year ended December 31, 2019, we incurred a net loss of $28.0 million and used $27.0 million of cash in operations. As of December 31, 2019, we had an accumulated deficit of $72.8 million and do not expect positive cash flows from operations in the foreseeable future. We expect to continue to incur significant and increasing losses for the foreseeable future, and our net losses may fluctuate significantly from period to period, depending on the timing of and expenditures on our planned research and development activities.

To date, we have financed our operations primarily through the private placements of convertible preferred stock. From the date of our incorporation through December 31, 2019, we raised aggregate net proceeds of approximately $105.6 million from the issuance of convertible preferred stock. We received aggregate net proceeds of $32.8 million from the sale and issuance of our Series A convertible preferred stock issued in the year ended December 31, 2016, aggregate net proceeds of $30.9 million from the sale and issuance of our Series B convertible preferred stock in the year ended December 31, 2018, and aggregate net proceeds of $41.9 million from the sale and issuance of our Series C convertible preferred stock in the year ended December 31, 2019. As of December 31, 2019, we had cash, cash equivalents, and investments of $32.7 million.

We expect our expenses will increase significantly in connection with our ongoing activities, as we:

•	advance product candidates through preclinical studies and clinical trials;

•	pursue regulatory approval of product candidates;

•	continue to invest in our technology platform;

•	seek marketing approvals for any product candidates that successfully complete clinical trials;

•	implement operational, financial and management information systems;

•	hire additional personnel;

•	buildout and expand our in-house manufacturing capabilities;

•	operate as a public company;

•	expand our pipeline of product candidates;

•	obtain, maintain, expand, and protect our intellectual property portfolio; and

•	establish a sales, marketing, and distribution infrastructure to commercialize any product candidate for which we may obtain marketing approval and related commercial manufacturing build-out.

As a result, we will require substantial additional capital to develop our product candidates and fund operations for the foreseeable future. Until such time as we can generate sufficient revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity offerings, debt financings, collaborations and licensing arrangements. We may be unable to raise additional funds or to enter into such agreements or arrangements on favorable terms, or at all. Our failure to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on our business, results of operations or financial condition, and could force us to delay, reduce or eliminate our drug development or future commercialization efforts. We may also be required to grant rights to develop and market drug candidates that we would otherwise prefer to develop and market ourselves. The amount and timing of our future funding requirements will depend on many factors including the pace and results of our development efforts. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

Based on our current operating plan, we believe that our existing cash, cash equivalents, and investments, together with the net proceeds of this offering, will be sufficient to fund our planned operations through                 . We have based this projection on assumptions that may be inaccurate and as a result, we may utilize our capital resources sooner than we expect.

As a result of the COVID-19 pandemic, we could experience disruptions that could severely impact our business. For example, the COVID-19 pandemic could result in delays to our clinical trials and preclinical studies for numerous reasons including difficulties in enrolling patients, diversion of healthcare resources away from the conduct of clinical trials, delays in receiving regulatory authorities to initiate clinical trials, and delays in receiving supplies to conduct clinical trials and preclinical studies. In addition, the build-out of our manufacturing facility in South San Francisco may be delayed until after the current California restrictions are lifted. At this time, the extent to which the COVID-19 pandemic impacts our business will depend on future developments, which are highly uncertain and cannot be predicted.

Components of Results of Operations

Revenue

We have not generated any revenue from product sales or otherwise and do not expect to generate any revenue for the foreseeable future.

Operating Expenses

We classify operating expenses into two main categories: (i) research and development expenses and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of external and internal expenses incurred in connection with our research activities and development programs.

These expenses include, but are not limited to:

•	External expenses, consisting of:

•	clinical trials—expenses associated with CROs for managing and conducting clinical trials and sample analysis;

•	preclinical studies—expenses associated with preclinical studies performed by vendors;

•	contract manufacturing—expenses associated with manufacturing clinical trial materials including under agreements with CDMOs and other vendors; and

•	other research and development—expenses associated with laboratory supplies, materials, and consulting.

•	Internal expenses, consisting of:

•	personnel—personnel expenses including salaries, bonuses, benefits, and stock-based compensation expense; and

•	equipment, depreciation, and facility—expenses associated with service and repair of equipment, equipment depreciation, and allocated facility costs for research and development occupied space.

To date, the vast majority of these expenses have been incurred to advance our lead product candidate, AMT-101. We expect that significant additional spending will be required to progress AMT-101 through the remainder of the clinical development phases. These expenses will primarily consist of expenses for the administration of clinical studies as well as manufacturing costs for clinical material supply.

In addition, we have incurred minimal expenses in connection with our other lead product candidate, AMT-126, including expenses for internal animal studies and preclinical studies performed at contract research organizations. We expect that significant additional spending will be required as we progress AMT-126 through our planned Phase 1b clinical trial. We have also incurred minimal expenses to expand our development pipeline and for general discovery research. We expect spending for these early-stage research and development activities to increase for the foreseeable future. We deploy our personnel, equipment, and facility resources across all our research and development activities.

Research and development expenses are recognized as they are incurred. If deposits are required by external vendors, the non-current portion of the deposit is included as a prepaid expense until sufficient progress has occurred to amortize the deposit to income statement expense.

At this time, we cannot reasonably estimate or know the nature, timing, and estimated costs of the efforts that will be necessary to complete the development of, and obtain regulatory approval for, any of our product candidates. We expect our research and development expenses to increase significantly in the foreseeable future as we continue to invest in research and development activities related to developing our product candidates, as our product candidates advance into later stages of development, as we begin to conduct larger clinical trials, as we seek regulatory approvals for any product candidates that successfully complete clinical trials, and incur expenses associated with hiring additional personnel to support our research and development efforts. The process of conducting the necessary clinical research to obtain regulatory approval is costly and time-consuming, the successful development of our product candidates is highly uncertain, and we may never succeed in achieving regulatory approval for any of our product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs (including salaries, bonuses, benefits, and stock-based compensation expense) for personnel in executive, finance, accounting, corporate development, and other administrative functions. General and administrative expenses also include legal fees, professional fees paid for accounting, auditing, consulting, tax, and investor relations services, insurance costs, and facility costs not otherwise included in research and development expenses, and following this offering will include public company expenses such as costs associated with compliance with the rules and regulations of the SEC and those of the Nasdaq Global Select Market.

We expect that our general and administrative expenses will continue to increase significantly in the foreseeable future as additional administrative personnel and services are required to manage these functions of a public company and as our pipeline of product candidates expands.

Other Income, Net

Other income, net primarily consists of interest income earned on our cash, cash equivalents, and investments.

Results of Operations

Comparisons of the Years Ended December 31, 2018 and 2019

	Year Ended December 31,
	2018	2019	Change
	(in thousands)
Operating expenses:
Research and development	$27,930	$24,316	$(3,614)
General and administrative	1,938	3,974	2,036

Total operating expenses	29,868	28,290	(1,578)

Loss from operations	(29,868)	(28,290)	1,578

Other income, net	—	247	247

Net loss and comprehensive loss	$(29,868)	$(28,043)	$1,825

Research and Development Expenses

Research and development expenses were $27.9 million for the year ended December 31, 2018, compared to $24.3 million for the year ended December 31, 2019. Research and development expenses decreased because the manufacturing activities in preparation for the clinical trials that began in 2019 were primarily completed during 2018. Preclinical studies also decreased in 2019. These decreases were offset by higher clinical trial expenses in 2019. The following table sets forth the primary external and internal research and development expenses for the periods presented below.

	Year Ended December 31,
	2018	2019	Change
	(in thousands)
External expenses:
Clinical trials	$—	$5,084	$5,084
Preclinical studies	4,724	1,874	(2,850)
Contract manufacturing	11,779	3,497	(8,282)
Other research and development	3,028	3,773	745
Internal expenses:		—	—
Personnel	5,233	6,120	887
Equipment, depreciation, and facility	3,166	3,968	802

Total research and development expenses	$27,930	$24,316	$(3,614)

General and Administrative Expenses

General and administrative expenses were $1.9 million for the year ended December 31, 2018, compared to $4.0 million for the year ended December 31, 2019. The overall increase in general and administrative expenses was primarily related to an increase of $1.4 million in professional fees and an increase of $0.7 million in personnel costs.

Other Income, Net

Interest income was $0 for the year ended December 31, 2018, compared to $0.3 million for the year ended December 31, 2019. The increase in other income was generated by our investment portfolio, which was opened during the year ended December 31, 2019.

Liquidity and Capital Resources

Liquidity

Since the date of our incorporation, we have not generated any revenue from product sales and have incurred significant operating losses and negative cash flows from operations. We anticipate that we will continue to incur net losses for the foreseeable future. As of December 31, 2019, we had an accumulated deficit of $72.8 million. As of December 31, 2019, we had cash, cash equivalents, and investments of $32.7 million. Based on our history of recurring losses and anticipated expenditures, there was substantial doubt about our ability to continue as a going concern for a period of one year from the date of the issuance of our financial statements as of and for the year ended December 31, 2019. See Note 1 as well as the accompanying report of our independent registered public accounting firm to those financial statements included elsewhere in this prospectus. Our ability to continue as a going concern is dependent upon our ability to successfully raise additional funding. Management plans to raise additional capital through equity offerings, including this offering. While management believes this plan to raise additional funds will alleviate the conditions that raise substantial doubt, these plans are not entirely within its control and cannot be assessed as being probable of occurring.

Future Funding Requirements

To date, we have not generated any revenue. We do not expect to generate any meaningful revenue unless and until we obtain regulatory approval and commercialize any of our product candidates, and we do not know when, or if at all, that will occur. We will continue to require additional capital to develop our product candidates and fund operations for the foreseeable future. Our primary uses of cash are to fund our operations, which consist primarily of research and development expenses related to our programs, and to a lesser extent, general and administrative expenses. We expect our expenses to continue to increase in connection with our ongoing activities as we continue to advance our product candidates. In addition, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company.

We may seek to raise capital through private or public equity or debt financings, collaborative agreements or other arrangements with other companies, or through other sources of financing. Adequate additional funding may not be available to us on acceptable terms or at all. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategies. We anticipate that we will need to raise substantial additional capital, the requirements of which will depend on many factors, including:

•	the progress, costs, trial design, results of and timing of our various clinical trials of AMT-101;

•

the willingness of the FDA, EMA, or other regulatory authorities to accept our AMT-101 clinical trials, as well as data from our completed and planned clinical trials and preclinical studies and other work, as the basis for review and approval of AMT-101 for various indications;

•	the outcome, costs and timing of seeking and obtaining FDA, EMA, and any other regulatory approvals;

•	the number and characteristics of drug candidates that we pursue;

•	our ability to manufacture sufficient quantities of our drug candidates;

•	our need to expand our research and development activities;

•

the costs associated with manufacturing our product candidates, including building-out and expanding our own manufacturing facilities, and establishing commercial supplies and sales, marketing, and distribution capabilities;

•	the costs associated with securing and establishing commercialization;

•	the costs of acquiring, licensing, or investing in businesses, drug candidates, and technologies;

•

our ability to maintain, expand, and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense, and enforcement of any patents or other intellectual property rights;

•	our need and ability to retain key management and hire scientific, technical, business, and medical personnel;

•	the effect of competing drugs and drug candidates and other market developments;

•	the timing, receipt, and amount of sales from our potential products;

•	our need to implement additional internal systems and infrastructure, including financial and reporting systems;

•	the economic and other terms, timing of and success of any collaboration, licensing or other arrangements which we may enter in the future; and

•	the effects of the recent disruptions to and volatility in the credit and financial markets in the United States and worldwide from the COVID-19 pandemic.

If we raise additional funds by issuing equity securities, our stockholders will experience dilution. If we raise additional capital through debt financing, we may be subject to covenants that restrict our operations including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments, and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. If we are unable to raise additional funds when needed, we may be required to delay, reduce, or terminate some or all of our development programs and clinical trials. We may also be required to sell or license to others rights to our product candidates in certain territories or indications that we would prefer to develop and commercialize ourselves.

Summary Statement of Cash Flows

The following table sets forth the primary sources and uses of cash, cash equivalents, and restricted cash for the periods presented below:

	Year Ended December 31,
	2018	2019
	(in thousands)
Net cash used in operating activities	$(27,450)	$(26,967)
Net cash used in investing activities	(545)	(22,134)
Net cash provided by financing activities	30,926	41,648

Net increase (decrease) in cash, cash equivalents, and restricted cash	$2,931	$(7,453)

Cash Used in Operating Activities

In 2018, net cash used in operating activities was $27.5 million, which consisted of a net loss of $29.9 million, partially offset by a net change of $1.4 million in our net operating assets and liabilities, and $1.0 million in non-cash charges. The net change in our operating assets and liabilities was primarily due to a net increase in accounts payable and accrued expenses of $1.8 million resulting from an increase in research and development activities, partially offset by an increase in prepaid expenses of $0.4 million primarily associated with prepayments made for ongoing research and development activities conducted by third-party service providers. The non-cash charges primarily consisted of depreciation of $0.6 million and stock-based compensation expense of $0.3 million.

In 2019, net cash used in operating activities was $27.0 million, which consisted of a net loss of $28.0 million and a net change of $0.1 million in our net operating assets and liabilities, offset by $1.1 million in non-cash charges. The net change in our operating assets and liabilities was primarily due to increases in other assets of $0.5 million and IPO costs of $0.4 million, partially offset by a net increase of $0.7 million in accounts payable and accrued expenses and an increase of $0.1 million for other liabilities. The non-cash charges primarily consisted of depreciation of $0.7 million and stock-based compensation expense of $0.5 million.

Cash Used in Investing Activities

Cash used in investing activities was $0.5 million in 2018 related to the purchase of property and equipment.

Cash used in investing activities was $22.1 million in 2019 related primarily to the purchase of investments of $20.6 million, the purchase of property and equipment of $2.1 million, and the sales and maturities of investments of $0.6 million.

Cash Provided by Financing Activities

In 2018, cash provided by financing activities was $30.9 million, consisting primarily of proceeds from the issuance of convertible preferred stock.

In 2019, cash provided by financing activities was $41.6 million, consisting primarily of proceeds from the issuance of convertible preferred stock.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2019:

	Payments Due by Period
	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years	Total
	(in thousands)
Operating lease commitments(1)	$1,972	$5,197	$1,000	$—	$8,169
Capital lease commitments(2, 3)	44	58	—	—	102

Total	$2,016	$5,255	$1,000	$—	$8,271

(1)	Payments due for our headquarters, manufacturing facility, and certain laboratory equipment.
(2)	Payments due for certain laboratory equipment.
(3)

In 2019, we entered an agreement to lease certain laboratory equipment. The lease on the laboratory equipment will commence in 2020. We anticipate that the payments due by period for the equipment will be approximately $0.2 million in less than one year, and approximately $0.5 million in one to three years. These amounts are not included in the table above.

We enter into contracts in the normal course of business with third-party contract organizations for clinical trials, non-clinical studies and testing, and other services and products for operating purposes. These contracts generally provide for termination following a certain period after notice, and therefore, we believe that our non-cancelable obligations under these agreements are not material and they are not included in the table above.

Off-Balance Sheet Arrangements

Since the date of our incorporation, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies, Significant Judgments and Use of Estimates

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

While our significant accounting policies are described in the notes to our financial statements, we believe that the following critical accounting policies are most important to understanding and evaluating our reported financial results.

Research and Development Expenses

Research and development expenses are charged to expense as incurred. Research and development expenses include personnel costs related to research and development activities, materials costs, external clinical drug product manufacturing costs, outside services costs, repair, maintenance and depreciation costs for research and development equipment, as well as facility costs for laboratory space used for research and development activities.

Accrued Research and Development Expenses

We record accruals for estimated costs of research, preclinical, and manufacturing development, within accrued expenses which are significant components of research and development expenses. A substantial portion of our ongoing research and development activities is conducted by third-party service providers, including CROs and CDMOs. Our contracts with the CROs and CDMOs generally include fees such as initiation fees, reservation fees, costs related to animal studies and safety tests, verification run costs, materials and reagents expenses, taxes, etc. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided to us under such contracts. We accrue the costs incurred under agreements with these third parties based on estimates of actual work completed in accordance with the respective agreements. We determine the estimated costs through discussions with internal personnel and external service providers as to the progress, or stage of completion or actual timeline (start-date and end-date) of the services and the agreed-upon fees to be paid for such services.

If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust accrued expenses or prepaid expenses accordingly, which impact research and development expenses.

Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of research and development expenses.

Stock-Based Compensation Expense

We account for stock-based compensation expense by measuring and recognizing compensation expense for all share-based awards made to employees and non-employees based on estimated grant-date fair values. We use the straight-line method to allocate compensation cost to reporting periods over the requisite service period, which is generally the vesting period. We recognize actual forfeitures by reducing the stock-based compensation expense in the same period as the forfeitures occur. We estimate the fair value of share-based awards to employees and non-employees using the Black-Scholes option-pricing valuation model. The Black-Scholes model requires the input of subjective assumptions, including fair value of common stock, expected term, expected volatility, risk-free interest rate, and expected dividend yield, which are described in greater detail below.

Estimating the fair value of equity-settled awards as of the grant date using the Black-Scholes option pricing model is affected by assumptions regarding a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop. These inputs are as follows:

•

Fair value of common stock—Historically, as there has been no public market for our common stock, the fair value of our common stock was determined by our board of directors based in part on valuations of our common stock prepared by a third-party valuation firm. See the subsection titled “Common Stock Valuations” below.

•

Expected term—The expected term represents the period that our options granted are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term). We have very limited historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for our stock option grants.

•

Expected volatility—Since we are a privately-held company and do not have any trading history for our common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded biopharmaceutical companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, life cycle stage, or area of specialty. We will continue to apply this process until enough historical information regarding the volatility of our own stock price becomes available.

•	Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the options.

•	Expected dividend yield—We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero.

For options granted to non-employee consultants, the fair value of these options is also measured using the Black-Scholes option-pricing model reflecting the same assumptions as applied to employee options in each of the reported periods, other than the expected term which is assumed to be the remaining contractual life of the option.

We will continue to use judgment in evaluating the expected volatility, expected terms, and interest rates utilized for our stock-based compensation expense calculations on a prospective basis.

Stock-based compensation expense for employees and non-employees is reflected in the statements of operations and comprehensive loss as follows:

	Year Ended December 31,
	2018	2019
	(in thousands)
Research and development expenses	$321	$338
General and administrative expenses	19	130

Total stock-based compensation expense	$340	$468

The intrinsic value of all outstanding options as of December 31, 2019 was $         million, $         million of which related to unvested options as of such date, based on the estimated fair value of our common stock of $        per share, the midpoint of the price range set forth on the cover page of this prospectus.

Common Stock Valuations

The grant date fair value of our common stock has been determined by our board of directors with the assistance of management and an independent third-party valuation specialist. The grant date fair value of our common stock was determined using valuation methodologies which utilizes certain assumptions including probability weighting of events, volatility, time to liquidation, a risk-free interest rate, and an assumption for a discount for lack of marketability (Level 3 inputs). In determining the fair value of our common stock, the methodologies used to estimate our enterprise value were performed using methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. The methodology to determine the fair value of our common stock included estimating the fair value of the enterprise using a market approach, which estimates the fair value of a company by including an estimation of the value of the business based on guideline public companies under a number of different scenarios. The assumptions used to determine the estimated fair value of our common stock are based on numerous objective and subjective factors, combined with management judgment, including external market conditions affecting the pharmaceutical and biotechnology industry and trends within the industry; our stage of development; the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock; the prices at which we sold shares of our convertible preferred stock; our financial condition and operating results, including our levels of available capital resources; the progress of our research and development efforts and business strategy; equity market conditions affecting comparable public companies; general U.S. market conditions; and the lack of marketability of our common stock.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, we considered the following methods:

•

Option Pricing Method (OPM). Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

•

Probability-Weighted Expected Return Method (PWERM). The PWERM is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

Based on our early stage of development and other relevant factors, we determined that an OPM was the most appropriate method for allocating our enterprise value to determine the estimated fair value of our common stock for valuations during 2018 and the first half of 2019. Starting in the third quarter of 2019, we used the PWERM method to determine the estimated fair value of our common stock. The PWERM is appropriate for a company expecting a near term liquidity event. In determining the estimated fair value of our common stock, we considered the fact that our stockholders could not freely trade our common stock in the public markets. Accordingly, we applied discounts to reflect the lack of marketability of our common stock based on the weighted-average expected time to liquidity.

Following the completion of this offering, our board of directors intends to determine the fair value of our common stock based on the closing price of our common stock on the date of grant.

Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of future events. Changes in any or all of these estimates and assumptions, or the relationships between those assumptions, impact our valuations as of each valuation date and may have a material impact on the valuation of common stock. The assumptions underlying these valuations represent our management’s best estimate, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different. Following the closing of the offering, the fair value of our common stock will be determined based on the quoted market price of our common stock.

Indemnification

In the ordinary course of business, we enter into agreements that may include indemnification provisions. As permitted under Delaware law and in accordance with our bylaws, we indemnify our officers and directors for certain events or occurrences while the officer or director is or was serving in such capacity. We are also party to indemnification agreements with our officers and directors. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments we could be required to make under these provisions is not determinable. We have never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. We are not currently aware of any indemnification claims. Accordingly, we have not recorded any liabilities for these indemnification rights and agreements as of December 31, 2018 and 2019.

Emerging Growth Company Status

We are an emerging growth company (EGC), as defined in the JOBS Act. The JOBS Act permits companies with EGC status to take advantage of an extended transition period to comply with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting standards as of public company effective dates.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an EGC, we intend to rely on such exemptions, we are not required to, among other things: (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002; (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

We will remain an EGC under the JOBS Act until the earliest of (i) the last day of our first fiscal year following the fifth anniversary of the closing of this offering, (ii) the last date of our fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the date on we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three-years.

Recently Adopted Accounting Pronouncements

See Note 2 to our financial statements included elsewhere in this prospectus for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one yet, of their potential impact on our financial condition and our results of operations.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. As a result of becoming a public company, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended, to furnish a report by our management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of the registration statement of which this prospectus is a part or the date we are no longer an EGC as defined in the JOBS Act, if we take advantage (as we expect to do) of the exemptions contained in the JOBS Act. This assessment will need to include disclosures of any material weaknesses identified by our management in our internal control over financial reporting.

Remediation of Previously Identified Material Weakness

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting.

We have not performed an evaluation of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged an independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our consolidated financial statements. Our management is not presently required to perform an annual assessment of the effectiveness of our internal control over financial reporting. For as long as we are an EGC, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting. When we lose our status as an EGC and reach an accelerated filer threshold, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting.

In connection with the audit of our financial statements as of and for the year ended December 31, 2018, we identified one material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis. The material weakness we identified included the following factors:

•	We lack a sufficient number of qualified personnel within our accounting function to adequately execute reviews of transactions and segregate duties.

•

We did not design and maintain effective controls over segregation of duties related to manual journal entries. Specifically, certain personnel had the ability to both prepare and post manual journal entries without independent review by someone without the ability to prepare and post journal entries. Additionally, the same personnel with the ability to prepare and post manual journal entries was responsible for performing reviews of financial statement fluctuations period over period.

The material weakness did not result in material misstatements to our financial statements.

This material weakness was remediated as of December 31, 2019. For additional information on this material weakness and the steps we took to remediate it, see “Risk Factors—Risks Related to our Business, Financial Condition, and Capital Requirements.” We have previously identified a material weakness in our internal control over financial reporting, and if we are unable to maintain effective internal controls, or if we identify additional material weaknesses in the future, we may not be able to accurately or timely report our financial condition and results of operations.

We did not identify any material weakness in our internal control over financial reporting as of and for the year ended December 31, 2019.

Quantitative and Qualitative Disclosures About Market Risk

The market risk inherent in our financial instruments and in our financial position represents the potential loss arising from adverse changes in interest rates or exchange rates. As of December 31, 2019, we had cash, cash equivalents, and investments of $32.7 million, consisting of U.S. Treasury bills and interest-bearing money market accounts for which the fair market value would be affected by changes in the general level of U.S. interest rates. However, due to the short-term maturities and the low-risk profile of our investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our cash, cash equivalents, and investments. We do not believe that inflation, interest rate changes, or exchange rate fluctuations had a significant impact on our results of operations for any periods presented herein.

There was no material foreign currency risk for the years ended December 31, 2018 or 2019.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company leveraging our proprietary technology platform to design and develop a pipeline of novel oral biologic product candidates to treat autoimmune, inflammatory, metabolic, and other diseases. Our proprietary technology platform allows us to exploit existing natural cellular trafficking pathways to facilitate the active transport of therapeutic payloads across the IE barrier. Active transport is an efficient mechanism that uses the cell’s own machinery to transport materials across the IE barrier. We believe that our ability to exploit this mechanism is a key differentiator of our approach. We are developing oral biologic product candidates in patient-friendly tablet and capsule forms that are designed for either targeting local GI tissue or entering systemic circulation to precisely address the relevant biology of a disease. We are building a portfolio of oral product candidates based on our technology platform including our lead product candidate, AMT-101, an oral GI-selective IL-10 that has completed a Phase 1b clinical trial in patients with UC. We further plan to initiate Phase 2 clinical trials of AMT-101 in UC and related inflammatory indications. Our technology platform enables us to design and develop various oral biologic therapeutic modalities, such as peptides, proteins, full-length antibodies, antibody fragments, and RNA therapeutics, with potentially significant advantages over existing marketed and development-stage drugs.

Our lead product candidate, AMT-101, is an oral IL-10 fusion protein that has been designed for active transport across the IE barrier into local GI tissue. IL-10 is a potent immunomodulatory cytokine that is known to be the master regulator of immune homeostasis, including within GI mucosal tissue. While previous clinical trials conducted by others in the field with systemic IL-10 demonstrated efficacy in Crohn’s disease, significant toxicities associated with systemic administration prevented further development. We have designed AMT-101 to cross the IE barrier, but not enter the bloodstream, which we believe may offer significant efficacy and safety benefits compared to systemic IL-10 administration. We have observed in preclinical studies, a Phase 1a clinical trial in healthy volunteers, and a Phase 1b clinical trial in patients with UC that oral AMT-101 acts on the local immunological pathways along the GI tissue. In our Phase 1b clinical trial, after 14 days of treatment, UC patients treated with AMT-101 showed trends of improvement in objective disease markers such as fecal calprotectin and histopathologic scores. Importantly, in our Phase 1a clinical trial in healthy volunteers and our Phase 1b clinical trial in patients with UC, AMT-101 did not enter the bloodstream and no serious adverse events were observed. As a locally-targeted, GI-selective biologic therapeutic, oral AMT-101 has the potential to be used in biologic naive moderate-to-severe UC patients in addition to UC patients who have failed prior biologic therapy, and in a variety of GI indications beyond UC. We believe that AMT-101 has demonstrated PoC for our technology platform by enabling the active transport and rapid absorption of an orally-administered biologic therapeutic.

The global biologic therapeutics market has been estimated to be approximately $230 billion per year across numerous indications and targets. While our initial focus is on developing novel, oral biologic therapeutics to treat severe autoimmune, inflammatory, and metabolic diseases, any disease that can be treated with a biologic therapeutic is conceivably a candidate for our technology. In many diseases, oral administration of GI-selective biologics may confer inherent advantages over systemic dosing based on the premise that the gut is the primary site of convergence of several core biology axes such as the gut-brain and gut-endocrine axes. We believe that in light of current events caused by pandemic infection, there is a heightened need for non-systemic, locally-acting immunomodulators that are distinct from immuno-suppressive drugs. Our objective is to maximize the value of the technology by continuing to develop a pipeline of novel, differentiated products against well-established and clinically-validated targets where our technology can improve safety and efficacy in addition to offering a patient-friendly oral format.

Our Pipeline and Research Programs

We are leveraging our proprietary technology platform to design and develop a pipeline of oral biologic product candidates with differentiated profiles designed to address autoimmune, inflammatory, metabolic, and other diseases, as shown below. We own intellectual property rights to our technology platform and hold worldwide rights to all of our product candidates.

Our pipeline chart is shown below in Figure 1.

Figure 1. Our Pipeline and Research Programs.

Our Pipeline

*

Following the filing and clearance of the investigational new drug application (IND), we intend to initiate a Phase 2 clinical trial in pouchitis, using the results of the Phase 1b clinical trial in patients with UC to inform dose selection.

†

We intend to initiate Phase 2a clinical trials to explore AMT-101 as an add-on therapy to anti-TNFa agents for patients who are partially responsive to anti-TNFa therapies for UC and RA, using the results of the Phase 1b clinical trial in patients with UC to inform dose selection.

The following table highlights our research programs that we are prioritizing.

Our Research Programs

AMT-101

AMT-101 is a GI-selective, oral fusion of rhIL-10 and our proprietary carrier molecule. We have completed a Phase 1b clinical trial of AMT-101 in UC. IL-10 is an immunomodulatory cytokine that is known to be the master regulator of GI mucosal immunity. While previous clinical trials conducted by others in the field with systemic rhIL-10 demonstrated efficacy in Crohn’s disease, significant toxicities associated with systemic administration prevented further development. We have designed AMT-101 to cross the IE barrier while not entering the bloodstream, thereby focusing the drug directly at the site of action of the underlying biology of the disease in the GI tissue and, therefore, potentially avoiding the side effects observed with systemic administration.

In a Phase 1a clinical trial in healthy volunteers, AMT-101 was well tolerated without any of the previous toxicities typically associated with IL-10 systemic administration. In a Phase 1b clinical trial in patients with UC, after 14 days of treatment reductions in objective disease markers of intestinal inflammation such as fecal calprotectin and histopathologic scores were observed, suggesting that the patients experienced a rapid clinical response. The localization of AMT-101 in the gut has been further demonstrated in NHP studies where oral AMT-101 administration was shown to induce a systemic pharmacodynamic response with only negligible levels of AMT-101 detected in systemic circulation.

By design, AMT-101 is actively transported through the IE barrier into the GI tissue, the primary site of inflammation in UC, a disease with approximately 2.2 to 2.4 million patients in the United States and Europe according to a 2014 report. As a locally-targeted, GI-selective biologic therapeutic, oral AMT-101 has the potential to be used in biologic naive, moderate-to-severe UC patients in addition to UC patients who have failed prior biologic therapy, and in a variety of GI indications beyond UC. We intend to advance AMT-101 into a Phase 2a clinical trial in UC and a Phase 2 clinical trial in pouchitis, an orphan disease with no approved therapies. Further, in 2021, we plan to initiate clinical trials as an add-on to approved anti-TNFa therapies in patients who are partially responsive to anti-TNFa therapies.

AMT-126

AMT-126 is a GI-selective oral fusion of rhIL-22 and our proprietary carrier molecule currently in development for diseases related to IE barrier function defects driven by activation of the innate immune system. IL-22 is a cytokine that repairs functional defects of the IE barrier and induces microbial defense. AMT-126 is designed to act locally on the epithelial cells of the intestinal tissue, thereby repairing the IE barrier function defects and potentially translating into clinically meaningful reductions in inflammation and disease activity. We believe that our GI-selective AMT-126 may be safer than systemically administered treatments, because AMT-126 is designed to not enter a patient’s bloodstream, therefore avoiding the potential side effects observed with systemic administration.

AMT-126 is currently in preclinical development and has demonstrated activity in animal models of intestinal inflammation, as well as the induction of markers associated with the repair of IE barrier function defects. The localization of AMT-126 in GI tissue has been further demonstrated in several preclinical studies.

By targeting AMT-126 to the IE barrier, we believe our therapy may translate to clinically meaningful reductions in disease activity. As a locally targeted, GI-selective biologic therapeutic, AMT-126 has the potential to address IE barrier function defects linked to a wide array of diseases, including celiac disease, a disease with no approved therapies, UC, and Crohn’s disease. We intend to file an IND or a CTA for AMT-126 in 2020.

Research Programs

Our technology platform is enabling the generation of a pipeline of earlier-stage product candidates spanning multiple therapeutic areas that can either be targeted to GI tissue or released into blood for broader systemic exposure. While our lead product candidates, AMT-101 and AMT-126, are novel, oral biologic therapeutics to treat autoimmune and inflammatory diseases, any disease which can be treated with a biologic therapeutic is conceivably a candidate for our technology. Our research programs are focused on expanding into indications with high unmet medical need, including other gastroenterological and metabolic diseases.

We have demonstrated promising results from research on several research-stage peptides, proteins, and antibodies including: an oral GI-selective construct of GLP-2 for gastroenterological indications, such as SBS; an oral GLP-1 for local GI and systemic exposure to treat metabolic diseases and other disorders; an oral GI-selective construct containing anti-TNFa for autoimmune diseases; and an oral hGH for growth hormone deficiency and related indications.

Our Strategy

Our goal is to transform the biopharmaceuticals landscape by developing novel, targeted oral biologic product candidates that have enhanced efficacy and safety profiles and are more patient-friendly compared to current injection or IV fusion therapies. We believe that our technology platform has the ability to generate products with differentiated product profiles that have significant potential to treat acute and chronic diseases with substantial unmet medical need. We have prioritized our development efforts based on our assessment of the probability of clinical and regulatory success, unmet medical need, and potential market opportunity.

The key tenets of our business strategy to achieve our goal are as follows:

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Advance oral AMT-101 through clinical development across multiple indications. We have observed in preclinical studies, a Phase 1a clinical trial in healthy volunteers, and a Phase 1b clinical trial in patients with UC that oral AMT-101 acts on the local immunological pathways along the GI tissue and has been undetected in blood. We have observed a pharmacodynamic response in the GI tissue and importantly, no serious adverse events. In addition to the local tissue response, we have also observed pharmacodynamic response in blood, suggesting that AMT-101 has the potential to be used for local and peripheral inflammatory and immune disorders. We intend to initiate Phase 2 clinical trials with AMT-101 in UC as well as other inflammatory diseases.

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Progress our second product candidate, oral AMT-126, into Phase 1 clinical trials. Oral AMT-126 is designed to act in local GI tissue and repair defects in the IE barrier caused by the activation of the innate immune system. In preclinical studies, oral AMT-126 has shown activity in relevant animal models of diseases arising from IE barrier function defects. We plan to complete preclinical studies and file an IND or a CTA in 2020 for diseases involving IE barrier function defects such as celiac disease, UC, and Crohn’s disease.

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Continue to expand our pipeline of novel, differentiated, oral biologic product candidates to maximize the full potential of our technology platform. We plan to expand our pipeline of novel, differentiated, oral biologic therapeutics. We believe our technology platform has the potential to target therapeutics to local GI tissue or to enter into systemic circulation to precisely address the underlying disease biology. To this end, we have designed and continue to develop oral biologic product candidates that leverage the multitude of diverse biological targets expressed in the GI tissue. These therapeutic targets have broad impact across multiple therapeutic areas such as immunology, metabolic, and central nervous system diseases. Current examples of programs targeted to GI tissue include anti-TNFa and GLP-2 and we continue to evaluate other new product opportunities. In addition, we are also developing product candidates where we engineer therapeutic proteins such as hGH and GLP-1 to enter into systemic circulation. By continuing to strengthen and expand our pipeline of oral biologic product candidates, we believe we can potentially address unmet medical need in ways the current generation of therapeutic modalities cannot.

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Expand technology platform capabilities. Based on our fundamental understanding of epithelial biology and protein engineering, we are able to build on our existing core technology platform to broaden its applications. For example, we are developing novel approaches to engineer constructs that comprise our carrier system and oligonucleotides (e.g., RNA therapeutics) for intracellular targeting. We are also expanding our capabilities in broad antibody engineering formats, including antigen-binding fragment (Fab) and single-chain variable fragment (scFv) constructs, where antagonist strategies are required. In addition, our pharmaceutical engineering expertise enables the rapid development of advanced dosage forms, including tablets that release drugs along specific segments of the intestinal tract to target certain disease pathologies. We are investing to further innovate and expand our technology platform and development capabilities into new areas of epithelial biology transport and establish new avenues for therapeutics.

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Evaluate and selectively enter into strategic partnerships to maximize the potential of our pipeline and our technology platform. Although we hold worldwide rights to all of our product candidates, given our technology platform’s potential to generate novel oral biologic product candidates addressing a wide variety of therapeutic areas, we may opportunistically enter into strategic partnerships around certain targets, product candidates or disease areas. These collaborations could help expand and accelerate our programs to maximize their worldwide market potential and expand our technology platform’s capabilities.

Our Team

We are led by a management team with substantial scientific, drug development, and commercialization experience across relevant disciplines including epithelial biology, immunology, gastroenterology, hepatology, clinical development, protein science and engineering, translational science and biomarker development, peptide chemistry, formulation development, and manufacturing. Our executives have held successful and diverse roles leading research, clinical development, strategy, corporate development and operational functions at large biopharmaceutical companies, venture-backed start-ups, public biotechnology companies, and academia having worked at companies such as Genentech, Inc. (now a member of Roche Holding Ltd.), Amgen Inc., Novartis AG, Eli Lilly and Co., Gilead Sciences, Inc., Biomarin Pharmaceutical Inc., NGM Biopharmaceuticals Inc., Protagonist Therapeutics, Inc., and Affymax, Inc.. We were founded by our Chief Executive Officer, Tahir Mahmood, Ph.D., and our Chief Scientific Officer, Randall Mrsny, Ph.D., who have extensive backgrounds in epithelial biology, biopharmaceutical technologies, and delivery of pharmaceutical products. Members of our leadership team have been involved in the discovery, development and commercialization of multiple marketed products across various therapeutic areas, including Activase, Aldurazyme, Atripla, Complera, Entyvio, Harvoni, Kogenate, Naglazyme, Nutropin, Parsabiv, Pulmozyme, Sovaldi, Udenyca, Veltassa, and Xolair, as well as product candidates currently in registration or development including filgotinib and PTG-200. Our leadership is complemented by a team of researchers and biologics development experts, the majority of whom hold Ph.D., M.D., or other graduate degrees.

Our Proprietary Oral Biologics Technology Platform

Shortcomings of Current Biologic Therapeutics

Biologic therapeutics provide enormous therapeutic potential because of their high specificity, potency, and ability to target disease-modifying pathways. However, since the IE is a robust natural barrier for the absorption of proteins and peptides, it is difficult to deliver biologic therapeutics orally. Therefore, the systemic, injection or infusion, route is the primary route of administration for biologic therapeutics. The IE barrier represents a significant challenge for drug developers.

The gut is the primary site of convergence of several core biology axes that impact virtually every organ system, including immunological, endocrine and neural. At any given time, over 70% of an individual’s immune system resides in the lamina propria, which is the target-rich tissue of the intestinal tract. However, the currently marketed biologic therapeutics are only able to access these key biological pathways if the therapeutics are delivered in high doses systemically. Large doses of systemically injected therapeutics could lead to toxicities because they will reach not only the targeted tissue, but also other tissues in the body.

Our Technology Platform

We have identified a series of trafficking pathways that are used by microbes to actively transfer proteins across the IE barrier. By leveraging the natural pathways and proteins, we have demonstrated that it is possible to actively transport biologic therapeutics across the IE barrier by oral administration in animals and humans.

Cholix is a protein secreted by Vibrio cholerae that translocates across the IE barrier of the intestine. We have identified the protein sequences along the cholix molecule responsible for trafficking across the IE barrier and targeting immune cells in the GI tissue. This mechanism is based on active, receptor-mediated processes that naturally transport proteins. Our proprietary technology platform creates a fusion protein containing engineered protein translocation sequences of cholix (the AMT carrier) and any protein of interest, which we refer to as the therapeutic payload, to create a novel biologic that can be transported across the IE barrier. Trafficking across IE cells is an active transport process involving uptake at the luminal surface, movement of vesicles through the cells, and release at the basal surface, that utilize dynamic interactions with endogenous elements of the cell.

Figure 2 illustrates the distinction between our proprietary active transport approach and that of traditional passive diffusion approaches.

Figure 2. Distinction between our proprietary active transport approach and passive diffusion

Figure 3 illustrates our ability to leverage the translocation mechanism of cholix and either actively target the biologic therapeutics to the GI tissue or enter into systemic circulation to precisely address the relevant biology of a disease.

Figure 3. Targeting oral biologic therapeutics to different locations depending on disease biology

Advantages of our Technology Platform

Our technology platform establishes a new paradigm to orally deliver biologic therapeutics. We believe that AMT-101 has demonstrated clinical PoC for our technology platform by enabling the active transport and rapid absorption of an orally-administered biologic therapeutic. We believe that our technology offers several advantages:

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Active transport across the IE barrier: Most strategies that have tried to deliver biologic therapeutics orally have focused on passive diffusion across the IE barrier or the use of permeation enhancers to open tight junctions in order to increase permeability through paracellular spaces. In contrast, our technology actively transports the payload through the cell in a receptor and vesicular-mediated process which is beneficial because of the higher transport efficiency and ability to apply our technology to a wide range of therapeutic modalities. All of our product candidates, including AMT-101 and AMT-126, are actively transported.

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Flexibility of therapeutic modalities: We have demonstrated our ability to deliver peptides, proteins, full-length antibodies, antibody fragments, and RNA therapeutics using our technology platform. This diversity of payloads increases the number of therapeutic opportunities where our technology can be deployed. Our current programs capitalize on the breadth of our technology which includes proteins (AMT-101, AMT-126 and hGH), peptides (GLP-1 and GLP-2), and a full-length antibody (anti-TNFa).

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Targeting local GI tissue or entering into systemic circulation: When designing our product candidates, we can target the therapeutic payload to the lamina propria of the local GI tissue. This is particularly beneficial for immunology and GI disorders because the intestinal tissue is the largest immune organ in the body, housing greater than 70% of the body’s immune cells. Our lead product candidates, AMT-101 and AMT-126, are designed to target the local GI tissue. Alternatively, we can design our product candidates to enter into the bloodstream for systemic exposure after crossing the IE barrier. For example, we have designed our research-stage hGH program for systemic exposure and have demonstrated in multiple preclinical models that hGH can enter systemic circulation using our technology platform. The flexibility of our technology platform allows us to target diseases localized to the GI tissue or diseases where having the product circulating systemically is critical.

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Rapid uptake in the intestinal tract: We have demonstrated in vivo that the translocation of a biologic therapeutic coupled to the AMT carrier can occur rapidly and the protein can be localized in the submucosal space within 20 minutes. All of our product candidates are rapidly absorbed by the intestinal tract within 10 to 30 minutes after exposure to the epithelial surface.

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Ease of biologic therapeutic production: Our product candidates are conveniently synthesized recombinantly using standard bacterial (E. coli) or mammalian (CHO cells) manufacturing processes. This allows us to employ traditional expression and optimization strategies to produce the therapeutic protein. Alternatively, if a product candidate contains a payload with non-natural amino acids and/or chemical modifications, we can produce the AMT carrier recombinantly and chemically conjugate the modified payload to create the product candidate.

Beyond the active transport capabilities of our proprietary technology platform, we also utilize several other technologies to ensure our products are protected in the GI environment and released at the appropriate location of the intestine. We have employed enteric coating techniques using off the shelf polymers and excipients that are considered safe for use by regulatory authorities. Our product candidates can be released at various points in the intestine for optimal uptake such as at the terminal ileum, which is part of the small bowel, or along the colon. In a scintigraphy study in human subjects, we evaluated the release profile of various formulations using capsules of our enteric-coated formulations where we used a radiolabeled tracer instead of active drug product. As shown in Figure 4, the formulated capsule remained intact until it reached the terminal ileum, where it began to dissolve and release its contents. We have developed other formulations that allow our product candidates to be released at various other regions along the GI tract.

Figure 4. Human intestinal tract scintigraphy images demonstrating GI transit and location-specific release of our proprietary formulated capsule

The outlined regions in the two images to the left (2.3 and 2.5 hours) represent the stomach, whereas the outlined regions in the two images to the right (3.5 and 5.5 hours) represent the colon. This demonstrates in the clinic our ability to target drug to a desired location along the GI tract.

Our ability to deliver biologic therapeutics with our oral technology platform provides several potential advantages over systemically administered biologics and oral products that are also GI-selective. These attributes are designed to achieve the following benefits:

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Improving Efficacy: Our oral biologic therapeutics provide significant therapeutic potential because of their high potency and ability to locally target the GI tract and access key biological pathways. In contrast to our oral technology platform, systemically administered biologics often cannot achieve the appropriate therapeutic dose levels because of dose-limiting toxicities.

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Improving Safety: GI-selective products may have safety advantages relative to systemically administered drugs because the biologic payload has minimal exposure to systemic circulation. In contrast, systemically administered drugs result in undesirably high levels of drugs in tissues which were not intended to be targeted. By minimizing off-target safety liabilities, our product candidates have the potential to be used in a more versatile manner, either as a single agent or in combination with other therapies. We believe that in light of current events caused by pandemic infection, there is a heightened need for non-systemic, locally-acting immunomodulators that are distinct from immuno-suppressive drugs.

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More Patient-Friendly: When compared to systemically administered biologics delivered by injection or infusion, we expect oral dosage forms to enhance compliance and quality of life of patients and caregivers.

Our Product Candidates: AMT-101 and AMT-126

We have leveraged our proprietary technology platform to design and develop a pipeline of oral biologic product candidates with differentiated profiles designed to address autoimmune, inflammatory, metabolic, and other diseases. AMT-101 is a GI-selective oral fusion of rhIL-10 that has completed a Phase 1b clinical trial in UC patients, with plans to initiate Phase 2 clinical trials in UC and related inflammatory indications. AMT-126 is an oral GI-selective oral fusion of rhIL-22 that is currently in preclinical development for diseases arising from IE barrier function defects. We intend to file an IND or a CTA for AMT-126 in 2020.

AMT-101: Our Oral GI-Selective IL-10 Fusion Protein

Our lead product candidate, AMT-101, is a recombinant fusion of rhIL-10 and the engineered protein translocation sequences of cholix. We have completed a Phase 1b clinical trial with AMT-101 and intend to initiate Phase 2 clinical trials for AMT-101 in 2020. AMT-101 is designed to act locally in the intestinal lamina propria tissue to modulate immune pathways along GI tissue and control inflammation, resulting in clinical and symptomatic improvement. We believe AMT-101 may have safety advantages compared to systemically administered IBD treatments, including prior clinical evaluation of rhIL-10, because AMT-101 is designed to not enter a patient’s bloodstream. Targeted localization of AMT-101 to the GI tissue lamina propria is expected to translate into clinically meaningful reductions in inflammation and disease activity. We plan to initially develop AMT-101 to treat UC and other IBD indications such as pouchitis and Crohn’s disease, as well as peripheral inflammatory indications such as RA. Figure 5 below shows the molecular structure of AMT-101.

Figure 5. Molecular Structure of AMT-101

Overview of IL-10 Biology

IL-10 is a potent immunomodulatory cytokine that is known to be the master regulator of GI mucosal tissue immune homeostasis. IL-10 regulates the activation and effector function of multiple innate and adaptive immune cells and upregulates cytokine inhibitors (e.g., soluble TNF-receptor and IL-1Ra). The binding of IL-10 to its receptor activates the IL-10/JAK1/STAT3 cascade, a key pathway in modulating inflammation, where phosphorylated STAT3 homodimers translocate to the nucleus to activate the expression of target genes to promote cellular protection, survival, and proliferation.

Preclinical and Translational Science Support for Treatment of IBD with IL-10

Support for the use of rhIL-10 in the treatment of IBD has been reinforced by the studies in IL-10 knockout mice in which the absence of IL-10 leads to spontaneous signs of intestinal inflammation as early as three weeks of age. The symptoms progress into chronic transmural inflammation of the large and small bowels that resemble Crohn’s disease, which can be alleviated with IL-10 treatment.

IL-10 has been identified in human genome wide-association studies as being associated with risk factors for IBD, further demonstrating the genetic contribution to disease pathogenesis. Moreover, polymorphisms in the IL-10 receptor and loss-of-function mutations in IL-10 or the IL-10 receptor are associated with early onset of disease for UC and Crohn’s disease, respectively.

Clinical Support for Treatment of IBD with IL-10

rhIL-10 has been evaluated as a systemically administered agent in clinical trials in healthy volunteers and patients with IBD. Prior clinical trials with rhIL-10 in Crohn’s disease demonstrated a trend towards clinical improvement. However, systemically administered rhIL-10 treatment was associated with adverse events and loss of response at higher doses. Certain clinical trials exhibited induction of severe anemia and thrombocytopenia believed to have been caused by broad systemic exposure of rhIL-10. In addition to the observed toxicities, systemically administered rhIL-10 is thought to have resulted in intestinal IL-10 concentrations that were insufficient to down-regulate inflammation. We believe that IL-10 targeted to the local site of inflammation may offer optimal therapeutic benefit and avoid the safety issues observed in systemic administration.

Potential Benefits and Positioning of AMT-101, Our IL-10 Program

We believe AMT-101 has the potential to offer clinical benefits in GI diseases, as well as in peripheral inflammatory indications such as RA. We have initially developed AMT-101 for UC and will further explore the potential clinical benefits of AMT-101 for other GI diseases. Within UC, AMT-101 has the potential to be used in biologic naive, moderate-to-severe UC patients in addition to UC patients who have failed prior biologic therapy, and in a variety of GI indications beyond UC. We intend to advance AMT-101 into Phase 2 clinical trials including in UC and two additional clinical trials in which AMT-101 will be administered as an add-on to approved anti-TNFa therapies in patients who are partially responsive to anti-TNFa therapies. We also intend to pursue pouchitis, an orphan disease that occurs in patients who have had an ileal pouch-anal anastomosis (IPAA) status post-colectomy for refractory UC.

IL-10 is a potent immunomodulator that has shown preliminary efficacy in Crohn’s disease patients when administered systemically, though with serious adverse events caused by the systemic exposure of rhIL-10. AMT-101 has the potential to unlock the full therapeutic potential of rhIL-10 therapy because it is actively transported to immunomodulatory pathways in the local GI tissue and is designed to not enter a patient’s bloodstream, so it is not expected to have the safety issues of previous systemic rhIL-10 therapies.

Due to its potentially attractive safety profile and immunomodulatory mechanism, AMT-101 has an opportunity to potentially be used as a single agent or in combination with other therapies for IBD and other inflammatory diseases. Furthermore, the evidence of anti-inflammatory effects observed in the peripheral circulation in our Phase 1a clinical trial suggests that AMT-101 has the potential to be used beyond GI disorders in peripheral inflammatory indications such as RA.

AMT-101 is formulated to be available in a convenient, oral, once-a-day tablet.

Market Opportunity—Ulcerative Colitis

UC is a chronic inflammatory condition that causes mucosal inflammation of the colon. It affects the entire colon and is characterized by relapses and remissions. UC affects an estimated 700,000 to 900,000 people in the United States and up to 1.5 million people in Europe according to a 2014 report.

Symptoms and Diagnosis

UC is diagnosed based on clinical, laboratory, endoscopy, and histopathology findings. Symptoms are dependent upon the extent and severity of the disease and can include bloody diarrhea, rectal bleeding, urgency, fecal incontinence, and fatigue. As remission is achieved, rectal bleeding disappears, stools normalize, and signs of active inflammation are no longer observed on endoscopy. The current treatment strategy for UC depends on the severity, distribution, and pattern of disease.

Standard of Care and Unmet Medical Needs and Opportunities

Mesalamine is used for first-line treatment and maintenance of remission in mild or moderately active UC and is supplemented with oral corticosteroids for disease flares. Patients who are moderate to severe or refractory to mesalamine and oral corticosteroids may be treated with IV steroids, or biologics, including anti-TNFa, anti-integrin a4b7, anti-IL-23, or small molecule inhibitors of JAK.

Despite multiple therapeutic options, clinical management of UC remains unsatisfactory. Approximately half of UC patients will relapse in any given year and, based on current clinical trial outcomes, greater than 80% of moderate to severe patients do not remain in remission after one year of biologic therapy. As a result of the loss of biologic response, there are a considerable number of patients on anti-TNFa therapy who are considered partial responders but not yet prepared to switch to a new agent. These patients would be candidates for add-on therapy with an additional, safe agent, with the goal to return them to remission while still on anti-TNFa therapy. While there have been considerable advances in the understanding of UC, significant unmet medical need remains and current therapies remain limited, due to inadequate clinical response/remission, loss of response, tolerability, speed of action, and lack of oral options.

Market Opportunity—Pouchitis

In patients who have had a colectomy for refractory UC disease, IPAA is a common procedure to create a pouch for patients’ stool. Patients who have an IPAA typically have four to eight bowel movements per day, but the most common complication among patients who have undergone an IPAA is pouchitis, an idiopathic chronic inflammatory condition. It is estimated that approximately 50-60% of patients who have undergone IPAA surgery for UC will develop at least one episode of pouchitis. Pouchitis leads to increased stool frequency and liquidity, cramping, urgency, fecal incontinence, and occasional rectal bleeding. It has been estimated that approximately 30,000 to 45,000 patients have pouchitis in the United States.

While the majority of patients with acute pouchitis respond well to a short course of antibiotics, some patients develop chronic and refractory disease that requires long-term non-antibiotic therapy. Currently, there are no therapies approved for pouchitis and chronic refractory patients will be treated with budesonide, anti-inflammatory drugs (mesalamine, sulfasalazine), or immunosuppressive drugs (other steroids or anti-TNFa). There is a significant unmet medical need to develop products for patients who develop severe pouchitis.

Summary of Our AMT-101 Data

AMT-101 has completed a Phase 1b clinical trial in UC patients. We have observed in preclinical studies, a Phase 1a clinical trial in healthy volunteers, and a Phase 1b clinical trial in patients with UC that oral AMT-101 acts on the local immunological pathways along the GI tissue. Importantly, AMT-101 did not enter the bloodstream and no serious adverse events were observed. We believe that AMT-101 has demonstrated PoC for our technology platform by enabling the active transport and rapid absorption of an orally-administered biologic therapeutic.

Summary of Our AMT-101 Preclinical Data

AMT-101 Demonstrates In Vivo Active Transport and Localization

We examined the localization of AMT-101 in the intestine in a rat model by immunofluorescence microscopy which demonstrated that AMT-101 successfully transported across the IE barrier and localized along the GI tissue in vivo. Figure 6 shows a representative image of the cross-section of an intestinal villus. Each of the components (human IL-10 and cholix carrier) was observed separately and their co-localization in the GI tissue is evidenced in the composite image.

Figure 6. In vivo localization of AMT-101 in GI lamina propria tissue

The transport of AMT-101 (yellow label) across an IE cell was visualized by the co-localization of IL-10 (green label) and cholix-based carrier (red label). Cell nuclei were labeled in blue. AMT-101 was seen to transport efficiently and localize within the immune-rich lamina propria of the intestinal tissue. We believe the ability to locally access and target the immune cells on the other side of the IE barrier drives the immunomodulatory response to IL-10.

In Vivo Pharmacology: AMT-101 Demonstrates Efficacy in a Murine Model of UC

We have observed that oral AMT-101 treatment in an oxazolone-induced murine model of chronic UC improved colonic histopathology in vivo. As shown in Figure 7, colonic tissue architecture as observed in histological staining in oral AMT-101 treated animals at day seven resembled that of healthy, non-inflamed tissue whereas the placebo treated group did not demonstrate any benefit. Furthermore, treatment with AMT-101 also showed significant improvement in objective measures of local disease including colon weight, colon weight/length ratio, and histopathology severity score.

Figure 7. Histopathological observation of colon tissue in a non-disease and disease model of UC

Local GI-selective AMT-101 Induces Systemic Anti-Inflammatory Activity

In an oxazolone-induced murine model of chronic UC, treatment with our oral AMT-101 resulted in a consistent trend of reduced levels of pro-inflammatory markers in systemic circulation as measured in the blood, as shown in Figure 8. The decrease in levels of these markers is consistent with our hypothesis that AMT-101 can induce a broad immunomodulatory response including effects that are consistent with IL-10 biology. These initial efficacy data support AMT-101’s potential to correct systemic immune dysregulation and inflammation by targeting the local immunological pathways along the GI tissue.

Figure 8. Oral GI-selective AMT-101 decreased systemic markers of inflammation and immune dysregulation

*	P < 0.05

In addition to IL-17A, IL-6, and MIP1a, oral GI-selective AMT-101 resulted in broadly and systemically decreased markers of inflammation, including: IL-1ß, IL-4, IL-13, IL-15/15R, IL-28, GCSF, LIX, and MCSF.

We also investigated AMT-101 dosing in NHP. As shown in Figure 9, we observed higher ratios of colonic tissue pSTAT3/STAT3 at all doses, demonstrating colonic STAT3 activation following AMT-101 treatment. The colonic STAT3 activation observed in our studies is an indicator of IL-10 receptor activation and demonstrates AMT-101 target engagement. In addition to activation of pSTAT3, IL-10 receptor engagement can also be measured by systemic levels of IL-1Ra, a well-established anti-inflammatory protein, as IL-10 stimulates the downstream production of IL-1Ra. As shown in Figure 10, the induction of systemic IL-1Ra in NHPs demonstrates that AMT-101 not only replicates IL-10 function in the gut but also produces a systemic immunomodulatory effect with negligible levels of AMT-101 detected in blood.

Figure 9. AMT-101 activated STAT3 in colonic tissue

Figure 10. AMT-101 induced systemic IL-1Ra

Oral AMT-101 Generates Robust Systemic Pharmacodynamic Response with Negligible Systemic Exposure

AMT-101 was administered by oral capsules, subcutaneous (SC) injection, and IV infusion in a non-disease NHP model. Despite greater than 1,000-fold lower levels of systemic IL-10 observed in blood via oral administration, systemic levels of induced IL-1Ra by oral AMT-101 were equivalent to, if not even slightly greater than, systemic levels of IL-Ra induced by SC injection and IV infusion (Figure 11). This effect demonstrates the ability of oral GI-selective AMT-101 to induce immunomodulatory effects along GI tissue that impact both local and systemic biology, but without meaningful systemic exposure. We believe our oral AMT-101 will have the same, if not greater, efficacy as systemic IL-10, but will not exhibit the toxicity and safety issues posed by high levels of systemic IL-10 exposure. Furthermore, induction of IL-1Ra is indicative of the immunomodulatory potential of local IL-10 and we believe suggests a broader role for oral GI-selective AMT-101 in peripheral inflammatory and autoimmune indications.

Figure 11. Systemic pharmacokinetics (AMT-101/IL-10) and pharmacodynamics (IL-1Ra) measured in NHP blood after AMT-101 dosed via oral capsules, subcutaneous injection, or IV infusion

LLOQ: lower limit of quantification
PO: per oral

Summary of Our AMT-101 Clinical Data

AMT-101 Phase 1a/b Clinical Trials

We designed the Phase 1a portion of our Phase 1a/b clinical trial to assess the safety, tolerability, and pharmacokinetics of increasing single ascending doses (SAD) of oral AMT-101 in healthy volunteers. In the Phase 1b portion of the trial, we sought to gather early data on the safety, tolerability, pharmacokinetics, pharmacodynamics, and initial clinical response following a multiple ascending dose (MAD) of AMT-101 in adult patients with active UC over 14 days of treatment. The results of the Phase 1b clinical trial are intended to inform the design and dose selection of future PoC trials.

Other objectives of the Phase 1a/b clinical trial were to: (i) assess the incidence of anti-drug antibodies against AMT-101; (ii) evaluate potential pharmacodynamic markers of AMT-101 in plasma and tissue; and (iii) assess clinical activity of AMT-101 after two weeks of daily treatment in patients with active UC.

Phase 1a Clinical Trial Design

As shown in Figure 12, the Phase 1a trial consisted of a SAD escalation in six cohorts of healthy volunteers. At each dose level, six subjects were randomized 4:2 to receive AMT-101 or a single dose of placebo. The doses tested were 1 mg, 3 mg, 10 mg, 30 mg, 60 mg, and 120 mg.

Figure 12. Phase 1a trial design of AMT-101

Preliminary Phase 1a Data Has Demonstrated the Tolerability of Oral AMT-101 Treatment

The results of the Phase 1a trial demonstrated that oral AMT-101 was observed to be well tolerated by healthy volunteers. In Figure 13 below, shows that a total of three treatment-emergent adverse events (TEAEs) were observed—one in the twelve placebo patients, and two out of the total of twenty-four active AMT-101 patients. All adverse events were mild and self-limiting.

Results of the pharmacokinetic analyses from all doses (1-120 mg) confirmed that AMT-101 was GI-selective as it was not detected in the blood.

Figure 13. AMT-101 was well-tolerated in healthy volunteers with no differences in TEAEs observed between active subjects and placebo

Figure 14. Phase 1b trial design of AMT-101

Phase 1b Clinical Trial Design

As shown in Figure 14, the Phase 1b trial consisted of a MAD escalation in adult patients with evidence of active UC (as assessed by stool frequency and rectal bleeding) and moderate severity in nature. A total of four cohorts were dosed with either 1 mg, 3 mg, 10 mg, or 30 mg AMT-101, randomized 3:1 to receive AMT-101 or a placebo administered once daily for fourteen days. The goal of the trial was to assess the safety of AMT-101 and any change in UC disease activity, through endoscopy, histology, biomarkers, and serum samples. Stool samples and colonic biopsies were obtained both at baseline and at day 14 of treatment to assess fecal calprotectin as well as histology based upon blinded central read of the Geboes scoring system. Fecal calprotectin is an objective and well-established marker of clinical response in UC studies and the Geboes scoring system is a standard measure of histological response which uses a 0-22 point histologic scoring system in which higher scores represent more severe disease.

Preliminary Phase 1b Data Has Demonstrated that Oral AMT-101 is Well Tolerated

The results of the Phase 1b clinical trial demonstrated that oral AMT-101 was observed to be well tolerated by patients with UC. Figure 15 below, shows that a total of 23 TEAEs were observed including three in the four placebo patients, and 20 in the 12 active AMT-101 patients. The adverse events of the Phase 1b clinical trial included nasopharyngitis and adverse events associated with underlying UC symptoms such as abdominal pain, diarrhea, and nausea. All adverse events were self-limiting and mild to moderate, with no adverse events warranting early discontinuation of treatment. Importantly, unlike what was observed in previous clinical trials studying systemically delivered IL-10, no treatment emergent AEs of anemia or thrombocytopenia were observed.

Figure 15: AMT-101 was well tolerated in active UC patients after 14 days of treatment with no meaningful differences in TEAEs observed among active subjects and placebo

Preliminary Results of Clinical Response

Fecal calprotectin is a well-established clinical marker of disease activity in patients with UC. FCP values greater than 150 µg/g correlate with active inflammation. As can be seen in Figure 16, dosing of 1 mg and 3 mg AMT-101 led to placebo-adjusted mean reductions of FCP of 44% and 27% after 14 days of dosing in UC patients with baseline FCP>150 µg/g. Previous clinical trials with systemically delivered IL-10 showed a diminution of activity at higher doses, which is also observed at higher doses of AMT-101.

Figure 16: AMT-101 reduced FCP after 14-days of treatment in UC patients with baseline FCP >150 µg/g

C-Reactive Protein (CRP) is a well-established biomarker of systemic inflammation. At 1 mg, 3 mg, and 30 mgs, greater reductions in CRP levels were observed in UC patients with baseline CRP greater than 5mg/L when compared to placebo. By design, AMT-101 is a GI-selective protein and was not detected in systemic circulation. However, reduction in CRP levels suggests that treating UC patients with oral GI-selective AMT-101 resulted in local intestinal as well as systemic immunomodulatory activity, the latter of which indicates the potential to treat peripheral inflammatory indications.

Figure 17: AMT-101 reduced CRP in systemic circulation after 14-days of treatment in UC patients with baseline CRP >5 mg/L

The Geboes histologic scoring system is a system that incorporates measurements of immune cell (lymphocyte and neutrophil) infiltration into the lamina propria and epithelium, crypt architecture and destruction, and the presence of histologic ulcerations and erosions. When each component is added, the total score can range from 0 (normal) to 22 (severe inflammation and tissue destruction). To assess activity of AMT-101 on the GI mucosa, colonic biopsies were obtained at baseline and then after 14 days of dosing and Geboes scores were assessed by a blinded, central read GI pathologist. Patients that had valuable Day 0 and Day 14 biopsies were assessed by the central reader.

In Figure 18, AMT-101 reduced Geboes scores in 60% (6/10) active AMT-101 patients when compared to 0% (0/2) placebo patients.

Figure 18. AMT-101 reduced Geboes score over 14 days of treatment.

Figure 19 shows pre-dose and post-treatment histological images from a UC patient in our Phase 1b clinical trial dosed with 10 mg of AMT-101 in which the Geboes score improved from a score of 15 to a score of three using a 22 point scale, with higher scores indicating more severe disease activity. The pre-dose image reveals the UC patient had crypt destruction and an inflammatory infiltrate in their colon at baseline which are resolved in the post-treatment image after 14 days of treatment with AMT-101.

Figure 19. Histopathology Images of Colonic Biopsies from a UC Patient Before and After Treatment with 10 mg Daily Oral AMT-101 for 14 Days.

Baseline Geboes score = 15	Post AMT-101 for 14 days Geboes score = 3

Next Steps

We have completed the Phase 1b clinical trial for AMT-101 in UC and continue to analyze additional data to assess safety and inform dose selection for Phase 2 trials across multiple indications. We plan to start a Phase 2a clinical trial in UC in addition to two additional Phase 2a clinical trials in UC and RA to explore AMT-101 as a potential add-on therapy to anti-TNFa agents for patients who are partially responsive to anti-TNFa therapies. We also plan to initiate a Phase 2 clinical trial in pouchitis, an orphan disease with no approved therapies that occurs in patients who have had a colectomy for UC.

Figure 20 presents the next clinical trials planned for AMT-101.

Figure 20. Next steps for AMT-101 clinical trials

AMT-126: Our Oral GI-Selective IL-22 Fusion Protein

Our second product candidate, AMT-126, is a GI-selective oral fusion of rhIL-22 and our proprietary carrier molecule currently in development for diseases related to GI tissue barrier function defects driven by activation of the innate immune system. IL-22 is a cytokine that repairs functional defects of the IE barrier and induces microbial defense. AMT-126 is designed to act locally on the epithelial cells of the GI tissue, thereby repairing IE barrier function defects and translating into clinically meaningful reductions in inflammation and disease activity. We believe AMT-126 may have safety advantages relative to systemically administered IBD treatments, including prior clinical evaluation of rhIL-22, because AMT-101 is designed to stay in the GI tissue and not enter a patient’s bloodstream.

AMT-126 is currently in preclinical development and has demonstrated activity in animal models of intestinal inflammation, as well as induction of local tissue and systemic effects associated with the repair of IE barrier function defects. The localization of AMT-126 in GI tissue has been further demonstrated in NHP studies. As a locally targeted, GI-selective biologic therapeutic, AMT-126 has the potential to address IE barrier function defects linked to a wide array of diseases, including celiac disease, a disease with no approved medicines, UC, and Crohn’s disease. We intend to file an IND or a CTA for AMT-126 in 2020. Figure 21 shows the molecular structure of AMT-126.

Figure 21. Molecular structure of AMT-126

The Role of IL-22 Biology in IE Barrier Function Defect Correction

IL-22 is a cytokine that repairs functional defects of the IE barrier and induces microbial defense by counteracting inflammasome-driven IE barrier function defects. IL-22 also functions to promote cell proliferation, block apoptosis, and support wound healing. While IL-22 can have a variety of actions on the structural and functional properties of the intestine, the most critical action related to health and disease relates to maintenance of the IE barrier. For example, in celiac disease, gliadin-induced IE barrier function defects of the small intestine appear to be correlated with a reduction of IL-22 in a NHP model. In addition, depletion of IL-22-producing CD4+ cells is correlated with active disease in UC models.

Potential Benefits of AMT-126, Our IL-22 Program

We believe AMT-126 may have a profile that will make it compelling to develop for IE barrier function defects linked to a wide array of diseases including celiac disease, UC, and Crohn’s disease. IL-22 has a mechanism of action that is directed at disturbances in the IE barrier function, which is central to these diseases. There are currently no approved therapies focused on the repair of IE barrier function.

We have designed AMT-126 to act locally on the GI tissue while avoiding entering the patient’s bloodstream, which we believe will mitigate previously reported adverse effects associated with systemic IL-22 treatments.

Due to its potentially attractive safety profile and complementary mechanism of action with those of anti-inflammatory products, AMT-126 has the potential to be used as a single agent or in combination with anti-inflammatory products.

AMT-126 will be formulated to be available in a convenient, oral, once-a-day tablet.

Summary of Our AMT-126 Preclinical Data

Preclinical studies with AMT-126 in murine models of diseases arising from IE barrier function defects and in healthy NHP have demonstrated encouraging pharmacological outcomes consistent with IL-22 biology and disease modification.

AMT-126 Shows Highly Comparable Bioactivity to rhIL-22 in Established Models of In Vitro Pharmacology

AMT-126 was evaluated to determine in vitro bioactivity. As shown in Figure 22, IL-22 receptor dimerization and STAT3 activation confirmed ligand-dependent activation of the IL-22 signaling pathway that was highly comparable to multiple sources of rhIL-22. Furthermore, the AMT carrier by itself demonstrated no bioactivity.

Figure 22. AMT-126 induced IL-22 receptor dimerization and STAT3 activation in vitro bioactivity assays

Oral AMT-126 Shows Efficacy in a Murine Dextran Sulphate Sodium (DSS) Induced Model of UC

In a murine DSS-induced UC model to assess the activity of oral AMT-126, oral dosing of AMT-126 reduced DSS-induced weight loss and fecal hemoccult, and improved stool consistency during the course of the study.

Figure 23. Oral AMT-126 demonstrated efficacy in a murine model of disease (DSS)

Next Steps

We intend to file an IND or a CTA for AMT-126 in 2020.

Research Programs

While our lead product candidates focus on developing novel, oral biologic therapeutics to treat autoimmune and inflammatory indications, any disease which can be treated with a biologic therapeutic is conceivably a candidate for our technology. As shown in Figure 24, our research programs are focused on expanding into indications with high unmet medical need, including other gastroenterological and metabolic diseases.

Figure 24. Our research programs

Immunology and Inflammation

Currently, AMT-101 and AMT-126 are our lead product candidates in autoimmune and inflammatory indications; however, we intend to start additional programs based on several other biologic therapeutics. We currently have an ongoing research program using a fusion of our proprietary carrier and adalimumab, an anti-TNF-a monoclonal antibody. We are currently using this program to explore the ability to deliver full-length antibodies with our proprietary carrier. We are also expanding our capabilities in broad antibody engineering formats, including Fab and scFv constructs, where antagonist strategies are required.

Gastroenterology

The ability to selectively target proteins or peptide therapeutics to the intestinal tract makes gastroenterology a logical therapeutic area of interest for application of our product candidates and allows us to access biological pathways beyond immunology and inflammation. Our first research candidate is an oral GI-selective GLP-2 receptor agonist that is being designed to treat patients with SBS. Current treatment paradigms for patients with SBS include total parenteral nutrition and daily injections of GLP-2 analog peptide. There are several weekly-administered GLP-2 analog products in development, but none are focused on oral delivery. Our technology platform would allow the direct targeting of GLP-2 receptors located in the intestinal tissue with minimal systemic exposure. Our research programs may also develop product candidates with potential in other gastroenterology applications such as motility and neuro-gastroenterology.

Metabolic Diseases and Other Disorders

The intestinal tissue is a main site of action for multiple incretin peptides, such as GLP-1, gastric inhibitory peptide (GIP), and glucagon, which are core components of pathways involved in diabetes and obesity. Currently, the vast majority of these molecules are administered to patients via systemic injection. We believe that oral delivery of these molecules directly to the sites of incretin receptors expression along the GI tissue and in the hepatic portal system will allow us to improve upon standard of care by more favorably affecting metabolic pathways, including those that regulate glycemic function, minimize systemic exposures, and impact other linked pathologies, particularly if our product candidates also lower body fat levels. We are exploring diabetes, obesity, and possibly Non-alcoholic Steatohepatitis (NASH) for our oral GLP-1 analog research program.

We have also conducted research on metabolic diseases caused by growth hormone deficiency. Our research program in this area is an oral hGH. The primary site of action of hGH is in the liver, where it induces production of insulin-like growth factor-1 (IGF-1). By virtue of our platform, our hGH program is targeted to the hepatic portal system and reaches the intended organ target (liver) prior to any systemic exposure. Similar to GLP-1 and GLP-2 analogs, there are several injectable hGH products in development; however, our oral hGH may uniquely minimize systemic exposure, reach the liver target more efficiently, and improve compliance.

Manufacturing

Currently, we rely, and expect to continue to rely, on third-party cGMP manufacturers for the production of our product candidates for human clinical trials. In particular, we have established non-exclusive relationships with several CDMOs, including for the manufacturing of AMT-101 bulk drug intermediate, drug substance, manufacturing of AMT-101 capsules and tablets, and packaging and labeling of AMT-101 drug product. We have personnel with significant technical, manufacturing, analytical, quality, regulatory, including cGMP, and project management experience to oversee our third-party manufacturers and to manage manufacturing and quality data and information for regulatory compliance purposes.

We have also spent significant resources developing our current manufacturing processes and know-how. We currently use our main facility to manufacture our preclinical biologic drug supply and have started to equip a new facility also located in South San Francisco where we expect to manufacture future clinical drug supply. From time to time and as capacity requires, we may use contract manufacturing organizations for specific programs.

We believe that developing our own manufacturing capacity is important to limit reliance on contract manufacturers, protect our trade secrets and intellectual property, and improve our manufacturing processes which will enable timely delivery.

Commercialization Plan

We do not currently have any approved drugs and we do not expect to have any approved drugs in the near term. Therefore, we have no sales, marketing, or commercial product distribution capabilities and have no experience as a company in marketing drugs. When, and if any of our product candidates are approved for commercialization, we intend to develop a commercialization infrastructure for those products in the United States, Europe, Asia, and potentially in certain other key markets. We may also rely on partnerships to provide commercialization infrastructure, including sales and marketing and commercial distribution.

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on intellectual property. We face potential competition from many different sources, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, universities and other academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for the research, development, manufacturing, and commercialization of therapies aimed at treating autoimmune, inflammatory, metabolic, and other diseases. Any product candidates that we successfully develop and commercialize will compete with current therapies and new therapies that may become available in the future.

In particular, with respect to our lead product candidates, AMT-101 and AMT-126, we compete against companies that produce injectable biologic therapeutics such as AbbVie Inc., Eli Lilly and Co., Janssen Pharmaceuticals, Inc., Roche Holding Ltd., and Takeda Pharmaceutical Company Ltd., as well as companies that produce oral products such as Arena Pharmaceuticals, Inc., Bristol-Myers Squibb Co., Gilead Sciences, Inc., Gossamer Bio, Inc., Landos Biopharma, Inc., Pfizer Inc., Protagonist Therapeutics, Inc., and Theravance Biopharma, Inc.

We are not aware of any other company or organization that has developed a FDA-approved oral biologic, other than peptides. However, we are aware of other companies developing oral biologic drug candidates using their own technology platform.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and enrolling subjects for our clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

We could see a reduction or elimination of our commercial opportunity if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we or our collaborators may develop, including if competitors develop a safer and/or more effective oral biologic technology platform. Our competitors also may obtain FDA or foreign regulatory approval for their products more rapidly than we may obtain approval for product candidates, which could result in our competitors establishing a strong market position before we or our collaborators are able to enter the market. The key competitive factors affecting the success of all our product candidates, if approved, are likely to be their efficacy, safety, convenience, price, the effectiveness of companion diagnostics, if required, the level of biosimilar or generic competition and the availability of reimbursement from government and other third-party payors.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our strategy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements, and product candidates that are important to the development and implementation of our business. Our patent portfolio is intended to cover our product candidates and related components, their methods of use and processes for their manufacture, our proprietary reagents and assays, and any other inventions that are commercially important to our business. We also rely on trademarks as well as trade secret protection of our confidential information and know-how relating to our proprietary technology platform, and product candidates. We believe that we have substantial know-how and trade secrets relating to our technology and product candidates.

As of February 1, 2020, our patent portfolio includes patents and patent applications related to our technology platform and our product candidates. In total, our patent portfolio includes 14 U.S. and foreign issued patents, five allowed U.S. applications, and over 40 other pending patent applications. Foreign patents are granted in the following jurisdictions: Europe (validated in Germany, France, United Kingdom, Belgium, Switzerland, Spain, Ireland, Italy, Netherlands, Sweden, Norway), Canada, China, Israel, Australia, Japan, South Korea, Mexico, Russia, and South Africa. The technology platform filings include 14 issued patents and at least five pending applications. Certain platform filings are expected to expire as early as 2031. Other filings directed to platform technology are expected to expire as late as 2039.

In addition to platform filings, we have filings directed to specific product candidates. For our product candidates, we generally pursue multilayered patent protection covering the composition of matter including the sequence of the product candidates, the formulations of the product candidates, and/or the functional characteristics of the product candidates. In addition to composition of matter coverage, we also generally pursue claims directed to methods of making, and methods of use of the product candidates. Our product candidate-specific filings are primarily in provisional patent applications, or are in recently filed utility applications. For example, we have at least 12 patent applications that are directed to AMT-101. We have at least ten patent applications that are directed to AMT-126. Filings specific to AMT-101 and AMT-126 are expected to expire in 2039 or 2040.

Government Regulation

The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of biologics such as those we are developing. We, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory authorities of the countries in which we wish to conduct studies or seek approval or licensure of our product candidates.

U.S. Biologics Regulation

The process required by the FDA before biologic product candidates may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests and animal studies performed in accordance with the FDA’s current Good Laboratory Practices regulation;

•	submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;

•	approval by an independent IRB or ethics committee at each clinical site before the trial is commenced;

•	performance of adequate and well-controlled human clinical trials to establish the safety, purity and potency of the proposed biologic product candidate for its intended purpose;

•	preparation of and submission to the FDA of a BLA after completion of all pivotal clinical trials;

•	satisfactory completion of an FDA Advisory Committee review, if applicable;

•	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMPs and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency, and of selected clinical investigation sites to assess compliance with cGCPs; and

•	FDA review and approval of a BLA to permit commercial marketing of the product for particular indications for use in the United States.

Preclinical and Clinical Development

Prior to beginning the first clinical trial with a product candidate, we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol or protocols for preclinical studies and clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamic characteristics of the product, chemistry, manufacturing and controls information, and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with cGCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing preclinical studies and clinical trials and clinical trial results to public registries.

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

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Phase 1. The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, to identify possible side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

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Phase 2. The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3. The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies may be made a condition to approval of the BLA. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

BLA Submission and Review

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must include all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. The submission of a BLA requires payment of a substantial application user fee to the FDA, unless a waiver or exemption applies.

Once a BLA has been submitted, the FDA’s goal is to review standard applications within ten months after it accepts the application for filing, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process is often significantly extended by FDA requests for additional information or clarification. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure, and potent and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued safety, purity and potency. The FDA may convene an advisory committee to provide clinical insight on application review questions. Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response letter without first conducting required inspections, testing submitted product lots and/or reviewing proposed labeling. In issuing the Complete Response letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the BLA with a Risk Evaluation and Mitigation Strategy (REMS) to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

Expedited Development and Review Programs

The FDA offers a number of expedited development and review programs for qualifying product candidates. The fast track program is intended to expedite or facilitate the process for reviewing new products that meet certain criteria. Specifically, new products are eligible for fast track designation if they are intended to treat patients with a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a fast track product has opportunities for frequent interactions with the review team during product development and, once a BLA is submitted, the product may be eligible for priority review. A fast track product may also be eligible for rolling review, where the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA.

A product intended to treat patients with a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product, including involvement of senior managers.

Any marketing application for a biologic submitted to the FDA for approval, including a product with a fast track designation and/or breakthrough therapy designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition. For original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (as compared to ten months under standard review).

Additionally, products studied for their safety and effectiveness in treating patients with serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical trials to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Fast track designation, breakthrough therapy designation, priority review and RMAT designation do not change the standards for approval but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat patients with a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusive approval (or exclusivity), which means that the FDA may not approve any other applications, including a full BLA, to market the same biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Post-approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to cGMPs, quality controls, record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which the FDA assesses an annual program fee for each product identified in an approved BLA. Biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMPs, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;

•	product seizure or detention, or refusal of the FDA to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising, potential civil and criminal penalties, government investigation, and/or debarment or exclusion from participation in federal health care programs. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the practice of medicine by physicians or their choice of treatments. The FDA does, however, regulate manufacturer’s communications on the subject of off-label use of their products.

Biosimilars and Reference Product Exclusivity

The ACA includes a subtitle called the BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-approved reference biological product. To date, a number of biosimilars have been licensed under the BPCIA, and numerous biosimilars have been approved in Europe. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars.

Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency and that the biological product is highly similar to the reference product notwithstanding minor differences in clinically inactive components, which can be demonstrated through comparative analytical studies, animal studies, and a clinical trial or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient or that it can be substituted for the reference product without the intervention of a health care provider who prescribed the reference product, and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. Complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact and implementation of the BPCIA are subject to significant uncertainty.

Other Healthcare Laws and Compliance Requirements

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation: the federal Anti-Kickback Statute, the federal False Claims Act, the Sunshine Act, the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and similar foreign, federal and state fraud and abuse, transparency, and health information privacy and security laws.

The federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, to induce, or in return for, either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under any federal healthcare program. The term remuneration has been interpreted broadly to include anything of value, including stock options. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers and formulary managers, among others, on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but they are drawn narrowly and require strict compliance in order to offer protection. Our activities, including our engagement of consultants, may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of an applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all relevant facts and circumstances. Our practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute, can result in a false or fraudulent claim for purposes of the federal False Claims Act.

Civil and criminal false claims laws, including the federal False Claims Act, which can be enforced through civil whistleblower or qui tam actions, and civil monetary penalty laws prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment to the federal government, including federal healthcare programs, that are false or fraudulent. For example, the federal False Claims Act prohibits any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. Pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free products or other illegal kickbacks to customers to induce customers to refer or use the companies’ products over competitors’ products or alternative treatments that were billed to federal healthcare programs for reimbursement for the products.

The U.S. federal Physician Payments Sunshine Act requires applicable manufacturers of prescription drugs, devices, biologics or medical supplies subject to FDA approval or clearance for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to annually report to the Centers for Medicare & Medicaid Services (CMS) information related to certain payments or other transfers of value made to physicians, as defined by such law, or teaching hospitals, including ownership and investment interests held by physicians and their immediate family members.

HIPAA created additional federal criminal statutes that prohibit, among other things, executing a scheme to defraud any healthcare benefit program, including private third-party payors, and making false statements relating to healthcare matters. In addition, HIPAA, as amended the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, impose certain requirements on HIPAA covered entities, which include certain healthcare providers, healthcare clearinghouses, and health plans, as well as individuals and entities, known as business associates, that provide services for or on behalf of the covered entities that involve individually identifiable health information, relating to the privacy, security, and transmission of individually identifiable health information.

We are also subject to additional similar U.S. state and foreign law equivalents of each of the above federal laws, which, in some cases, differ from each other in significant ways, and may not have the same effect, thus complicating compliance efforts. For example, we may be subject to state and foreign anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers, or that apply regardless of payor; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state and local laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state laws that require the reporting of information related to drug pricing; state and local laws requiring the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

If our operations are found to be in violation of any of such laws or any other governmental regulations that apply, we may be subject to penalties, including, without limitation, significant civil, criminal and administrative penalties, damages, fines, exclusion from participating in government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, government investigations, consent decrees, corporate integrity agreements, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits and market share, and the curtailment or restructuring of our operations.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any pharmaceutical or biological product for which we obtain regulatory approval. Sales of any product, if approved, depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement, if any, for such product by third-party payors. Decisions regarding whether to cover any of our product candidates, if approved, the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage policy, formulary, and reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific, clinical, and/or cost-effectiveness support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization.

In addition, the U.S. government, state legislatures, and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost effectiveness of pharmaceutical or biological products, medical devices and medical services, in addition to questioning safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product that receives approval. Decreases in third-party reimbursement for any product or a decision by a third-party not to cover a product could reduce physician usage and patient demand for the product.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug pricing.

The ACA, which was enacted in March 2010, substantially changed the way healthcare is financed by both governmental and private insurers in the United States, and significantly affected the pharmaceutical industry. The ACA contains a number of provisions of particular import to the pharmaceutical and biotechnology industries, including, but not limited to, those governing enrollment in federal healthcare programs, a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, a new licensure framework for follow on biologic products, and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. There remain judicial and Congressional challenges to certain aspects of the ACA, as well as efforts by the Trump administration to repeal or replace certain aspects of the ACA. For example, the Tax Cuts and Jobs Act of 2017 (Tax Act) was enacted, which, among other things, removed penalties for not complying with

ACA’s individual mandate to carry health insurance, effective January 1, 2019. On December 14, 2018, the Texas District Court Judge ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and has allocated one hour for oral arguments, which are expected to occur in the fall. It is unclear how such litigation and other efforts to repeal and replace the ACA will impact the ACA.

Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers. These reductions went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2029 unless additional action is taken by Congress. The CARES Act, which was signed into law on March 27, 2020, designed to provide financial support and resources to individuals and businesses affected by COVID-19 pandemic, suspended the 2% Medicare sequester from

May 1, 2020 through December 31, 2020, and extended the sequester by one year, through 2030, in order to offset the added expense of the 2020 cancellation.

Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. Further, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. The U.S. Department of Health and Human Services has solicited feedback on certain of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. While some of these and other measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Employees

As of December 31, 2019, we had 36 full-time employees, over 86% of whom were engaged in research and development activities. None of our employees are represented by a labor union or covered under a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

Our corporate headquarters are currently located in South San Francisco, California, where we lease 18,748 square feet of office, research and development, engineering, and laboratory space pursuant to a lease agreement that expires in August 2024. In order to accommodate our anticipated growth and requirements in connection with our future development and commercialization efforts, we recently entered into a sublease agreement for 11,471 square feet of additional office, laboratory and manufacturing space in South San Francisco, California. The term of the sublease agreement expires in May 2022. We believe that these facilities will be adequate for our near-term needs. If required, we believe that suitable additional or alternative space would be available in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Executive Officers, Directors, and Key Employees

The following table sets forth the names, ages, and positions of our executive officers, directors, and key employees as of March 31, 2020:

Name	Age	Position
Executive Officers:
Tahir Mahmood, Ph.D.	45	Co-Founder, Chief Executive Officer, and Director
Randall Mrsny, Ph.D.	65	Co-Founder, Chief Scientific Officer, and Director
Shawn Cross	52	Chief Financial Officer
Elizabeth Bhatt	52	Chief Business and Strategy Officer
Bittoo Kanwar, M.D.	44	Chief Medical Officer
Non-Employee Directors:
Helen Kim	57	Board Chair
David Lamond	45	Director
Aaron VanDevender, Ph.D.	40	Director
Graham Cooper	50	Director
Key Employees:
Brandon Hants(4)	43	Vice President, Finance and Business Operations
Derek Maclean, Ph.D.	54	Vice President, Pharmaceutical Sciences
Chuck Olson	62	Senior Vice President, Operations
Andy Whitney, Ph.D.	59	Vice President, Head of Preclinical Development and Translational Science

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the corporate governance and nominating committee
(4)	As a result of Mr. Cross’ appointment as Chief Financial Officer, Mr. Hants no longer met the definition of an executive officer under the Exchange Act as of March 12, 2020.

Executive Officers

Tahir Mahmood, Ph.D., Co-Founder, Chief Executive Officer, and Director. Dr. Mahmood co-founded Applied Molecular Transport LLC in September 2010, which became a wholly owned subsidiary of the Company. He has served as a member of our board of directors and Chief Executive Officer since our incorporation in November 2016. From September 2011 to April 2013, Dr. Mahmood was the Life Sciences Practice Leader for the U.S. West Coast and Pacific Rim at Booz Allen Hamilton, a management consulting firm. Since January 2014, Dr. Mahmood has been the Co-Founder and a member of the board of directors of MiNDERA Corporation, a non-invasive skin genomics company. From June 2003 to April 2008, Dr. Mahmood also worked at Amgen Inc. where he held various roles including Principal Business Analyst. Dr. Mahmood is an inventor on a number of issued and pending U.S. patents. He holds B.A.Sc. and M.Sc. degrees from the University of Toronto and a Ph.D. in Chemical and Biomedical Engineering from a collaborative program between the University of Twente (The Netherlands) and Massachusetts Institute of Technology.

We believe Dr. Mahmood is qualified to serve on our board of directors because of the perspective and experience he provides as one of our founders and as our Chief Executive Officer, his expertise in life sciences, and strong scientific knowledge.

Randall Mrsny, Ph.D., Co-Founder, Chief Scientific Officer, and Director. Dr. Mrsny co-founded Applied Molecular Transport LLC in September 2010, which became a wholly owned subsidiary of the Company. He has served as a member of our board of directors and Chief Scientific Officer since our incorporation in November 2016. Since June 2011, Dr. Mrsny has held a Professors’ chair of Epithelial Cell Biology at the University of Bath. Dr. Mrsny was also Head of the Drug Delivery/Biology group at Genentech, Inc. (now a member of Roche Holding Ltd.) from September 1990 to October 2001. Dr. Mrsny holds a B.S. in Biochemistry and Biophysics from the University of California, Davis and a Ph.D. in Anatomy and Cell Biology from the U.C. Davis School of Medicine and was a NIH Postdoctoral Fellow in Membrane Biophysics in the Institute of Molecular Biology at the University of Oregon.

We believe Dr. Mrsny is qualified to serve on our board of directors because of the perspective and experience he provides as one of our founders, his extensive experience in pharmaceutical sciences with more than three decades of industry experience, his leadership skills gained at various biotechnology companies, as well as his strong scientific knowledge.

Shawn Cross, Chief Financial Officer. Mr. Cross has served as our Chief Financial Officer since March 2020. Prior to joining the Company, Mr. Cross was at JMP Securities LLC where he was Managing Director and Co-Head Healthcare Investment Banking and a member of the Investment Banking Management Committee from September 2018 to March 2020. Prior to JMP Securities LLC, Mr. Cross worked at GT BioPharma, Inc. where he was President and Chief Operating Officer from October 2017 to February 2018 and Chairman of the board of directors and Chief Executive Officer from February 2018 to July 2018. Mr. Cross was Managing Director, Healthcare Investment Banking at Deutsche Bank Securities from November 2015 to November 2017 and Managing Director, Healthcare Investment Banking at Wells Fargo Securities from November 2010 to August 2015. Mr. Cross holds a B.S. in Kinesiology from the University of California, Los Angeles and an M.B.A. from Columbia Business School.

Elizabeth Bhatt, Chief Business and Strategy Officer. Ms. Bhatt has served as our Chief Business and Strategy Officer since September 2019. Prior to joining the Company, Ms. Bhatt was at Achaogen, Inc. where she was Chief Operating Officer from July 2018 to June 2019 and Chief Business Officer from September 2017 to June 2019. Prior to Achaogen, Ms. Bhatt held various roles at Gilead Sciences, Inc. from July 2006 to September 2017 including Vice President, Corporate Development from January 2016 to September 2017 and Senior Director, Corporate Development from May 2011 to December 2015. Ms. Bhatt holds a B.A. in Chemistry from Pomona College, an M.S. in Biomedical Sciences from the University of California, San Diego and an M.B.A. from the Kellogg School of Management at Northwestern University.

Bittoo Kanwar, M.D., Chief Medical Officer. Dr. Kanwar has served as our Chief Medical Officer since November 2019 and previously served as our Senior Vice President, Head of Clinical Development from May 2019 to November 2019. Prior to joining the Company, Dr. Kanwar held various roles at Protagonist Therapeutics, Inc. including Vice President, Clinical Development from April 2018 to April 2019 and Senior Medical Director from May 2017 to April 2018. Dr. Kanwar also held various roles at Gilead Sciences, Inc. including Associate Director and Director of Clinical Research from October 2011 to May 2017. Prior to joining Gilead Sciences, Dr. Kanwar was an Associate Professor in the Department of Pediatrics, Division of Gastroenterology at the University of California, San Francisco. Dr. Kanwar holds a B.S. in Biology from the University of Minnesota and an M.D. from the University of Iowa.

Non-Employee Directors

Helen Kim, Board Chair. Ms. Kim joined our board of directors in August 2018. Since April 2019, Ms. Kim has been the Managing Director of Vida Ventures, LLC, a venture capital firm. From March 2018 to March 2019, Ms. Kim was a Partner at The Column Group, a venture capital firm. Ms. Kim was also the Executive Vice President, Business Development at Kite Pharma, Inc. (now a subsidiary of Gilead Sciences, Inc.) from June 2014 to January 2018. Ms. Kim has served as a board member of Assembly Biosciences, Inc. since March 2018, Exicure, Inc. since July 2014, A2 Biotherapeutics, Inc., a cell therapy company, since June 2019, and PACT Pharma, Inc., a cell therapy company, since January 2020. Ms. Kim previously served as a member of the board of directors of other companies including as a director and member of the audit committee of Sunesis Pharmaceuticals, Inc. from July 2009 to February 2016 and ForSight Vision4 Inc. from September 2014 until it was acquired by Roche Holding Ltd. in January 2017. From August 2009 to January 2012, Ms. Kim served as Chief Business Officer of NGM Biopharmaceuticals Inc. She also served as the Chief Executive Officer and President of Kosan Biosciences Inc. prior to the sale of the company to Bristol-Myers Squibb Co. in 2008. Ms. Kim’s additional industry experience includes executive positions at Affymax, Inc., Onyx Pharmaceuticals, Inc. (now a subsidiary of Amgen Inc.), Protein Design Labs, Inc., and Chiron Corporation (now a subsidiary of Novartis AG). In addition to her industry experience, from August 2003 to November 2007, Ms. Kim served as Chief Program Officer for the Gordon and Betty Moore Foundation. Ms. Kim holds a B.S. in Chemical and Biomedical Engineering from Northwestern University and an M.B.A. from the University of Chicago.

We believe Ms. Kim is qualified to serve on our board of directors because of her significant experience as a venture investor and advisor for a broad range of healthcare companies. She also has experience in various leadership positions in the biotechnology industry and extensive expertise and skills in strategy, finance and management.

Graham Cooper. Mr. Cooper joined our board of directors in February 2020. From March 2018 to April 2019, Mr. Cooper served as the Chief Operating Officer and Chief Financial Officer of Assembly Biosciences, Inc. From February 2013 until its acquisition by Celgene Corporation in August 2015, Mr. Cooper served as the Chief Financial Officer of Receptos, Inc., a biopharmaceutical company (now a subsidiary of Bristol-Myers Squibb Co.). Mr. Cooper also served as Chief Financial Officer of Geron Corporation from January 2012 to December 2012. From May 2006 until March 2011, Mr. Cooper served as Chief Financial Officer of Orexigen Therapeutics, Inc. Prior to joining Orexigen Therapeutics, Mr. Cooper held various roles at Deutsche Bank Securities from August 1997 to February 2006 including Director, Health Care Investment Banking. He began his career as an accountant at Deloitte & Touche and was previously a C.P.A. Mr. Cooper has served as a member of the board of directors of Beam Therapeutics Inc. since October 2019, Unity Biotechnology, Inc. since August 2017, and Kezar Life Sciences, Inc. since October 2017. From September 2013 to March 2016, Mr. Cooper served as a member of the board of directors of Celladon Corporation (now a subsidiary of Eiger BioPharmaceuticals, Inc.). Mr. Cooper holds a B.A. in Economics from the University of California, Berkeley and an M.B.A. from the Stanford Graduate School of Business.

We believe Mr. Cooper is qualified to serve on our board of directors because of his leadership experience at biotechnology companies and financial and accounting expertise.

David Lamond. Mr. Lamond joined our board of directors in September 2018. Since April 2016, Mr. Lamond has served as President of En Pointe LLC, an investment firm. From November 2011 to June 2016, he served as the President, Chief Executive Officer and Chief Investment Officer of Lamond Capital Partners LLC, a hedge fund. He has served as a member of the board of directors of Lucira Health, Inc., a company focused on the testing of infectious diseases since February 2020, INQUIS Clinical Research Ltd., a clinical nutrition company since February 2020, Cortexyme, Inc. since December 2015 and Genelpis SAS, a gene therapy company, since August 2019 and previously served on the board of Arrinex, Inc., a medical device company (now a subsidiary of Stryker Corporation). In addition, he serves on the board of directors of two non-profit organizations, Tipping Point Community and Ubuntu Pathways. Mr. Lamond holds a B.A. in History from Duke University and a J.D. from Duke Law School.

We believe Mr. Lamond is qualified to serve on our board of directors because of his extensive expertise and experience investing in the biotechnology industry as well as his importance perspective on operations, finance and corporate governance matters.

Aaron VanDevender, Ph.D. Dr. VanDevender joined our board of directors in November 2016. Since November 2012, Dr. VanDevender has served as Chief Scientist and Principal at Founders Fund, LLC, a venture capital firm. From October 2010 to March 2012, Dr. VanDevender served as a physicist at Halcyon Molecular, Inc., a company focused on DNA sequencing technology. From October 2007 to September 2010, he worked as a physicist at the National Institute of Standards and Technology. Dr. VanDevender holds a B.S. in Physics from the Massachusetts Institute of Technology and a Ph.D. in Physics from the University of Illinois, Urbana-Champaign.

We believe Dr. VanDevender is qualified to serve on our board of directors because of his strong scientific background, his experience in various technical roles within the biotechnology industry, as well as his experience evaluating, investing and overseeing biotechnology companies.

Key Employees

Brandon Hants, Vice President, Finance and Business Operations. Mr. Hants has served as our Vice President, Finance and Business Operations since January 2019. Prior to joining the Company, Mr. Hants held various roles at Singulex, Inc., an immunodiagnostics company, including as Chief Financial Officer from July 2018 to January 2019, Vice President, Finance and Operations from July 2016 to June 2018, Senior Director, Finance from June 2014 to June 2016, and Director, Financial Planning and Analysis from June 2012 to June 2014. Mr. Hants holds a B.S. in Cell and Developmental Biology from the University of California, Santa Barbara and an M.B.A. from the University of San Francisco. As a result of Mr. Cross’ appointment as Chief Financial Officer, Mr. Hants no longer met the definition of an executive officer under the Exchange Act as of March 12, 2020.

Derek Maclean, Ph.D., Vice President, Pharmaceutical Sciences. Dr. Maclean has served as our Vice President, Pharmaceutical Sciences since September 2018. Prior to joining the Company, Dr. Maclean was Vice President, Research Chemistry at Relypsa, Inc. (now a subsidiary of Vifor Pharma Management Ltd.) from August 2015 to April 2018. Prior to Relypsa, Dr. Maclean was Director, Process Engineering at Amgen Inc. from July 2012 to August 2015. Dr. Maclean holds a B.Sc. in Chemistry from the University of Aberdeen and a Ph.D. in Chemistry from the University of Edinburgh.

Chuck Olson, Senior Vice President, Operations. Mr. Olson has served as our Senior Vice President, Operations since September 2019 and was Vice President of Biologics from September 2017 to August 2019. From April 2010 to August 2017, Mr. Olson held various roles at Anthera Pharmaceuticals Inc. including Chief Technology Officer from January 2016 to July 2017 and Vice President of Protein Sciences from April 2010 to December 2015. Mr. Olson was also a member of the board of directors of Stellar Biotechnologies, Inc. from December 2016 until its acquisition by Edesa Biotech, Inc. in June 2019. Mr. Olson holds a B.A. in Biology and Chemistry from Westmont College and an M.A. in Chemistry from the University of California, Santa Barbara.

Andy Whitney, Ph.D., Vice President, Head of Preclinical Development and Translational Science. Dr. Whitney has served as our Vice President, Head of Preclinical Development and Translational Science since December 2019. Prior to joining the Company, Dr. Whitney was Vice President, Biology in Residence at BridgeBio Pharma, Inc. where he was Vice President, Biology from September 2018 to December 2019. Prior to BridgeBio, Dr. Whitney consulted for multiple clients from March 2018 to September 2018. Dr. Whitney was Director, Biology at Gilead Sciences, Inc. from March 2012 to February 2018. Dr. Whitney holds an A.B. from Harvard College and a Ph.D. in Cell Biology from Yale University.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board Composition

Our board of directors currently consists of six (6) members. After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2021;

•	the Class II directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2022; and

•	the Class III directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2023.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our amended and restated certificate of incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Upon the completion of this offering, we anticipate that our common stock will be listed on the Nasdaq Global Select Market. Under the rules of the Nasdaq Stock Market, independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of this offering. In addition, the rules of the Nasdaq Stock Market require that, subject to specified exceptions, each member of a listed company’s audit, compensation and corporate governance, and nominating committees be independent. Audit committee members and compensation committee members must also satisfy the independence criteria set forth in Rule 10A-3 and Rule 10C-1, respectively, under the Exchange Act. Under the rules of the Nasdaq Stock Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3 and under the rules of the Nasdaq Stock Market, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 and under the rules of the Nasdaq Stock Market, the board of directors must affirmatively determine that each member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (1) the source of compensation of such director, including any consulting, advisory, or other compensatory fee paid by the company to such director and (2) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

Our board of directors undertook a review of its composition, the composition of its committees, and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his background, employment, and affiliations, including family relationships, our board of directors has determined that                 , representing                 of our six directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the Nasdaq Stock Market.

In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.” There are no family relationships among any of our directors or executive officers.

Board Leadership Structure

Our board of directors is currently chaired by Ms. Kim. As a general policy, our board of directors believes that separation of the positions of Chair of our board of directors and Chief Executive Officer reinforces the independence of our board of directors from management, creates an environment that encourages objective oversight of management’s performance and enhances the effectiveness of our board of directors as a whole. As such, Dr. Mahmood serves as our Chief Executive Officer while Ms. Kim serves as the Chair of our board of directors but is not an officer. We currently expect and intend the positions of Chair of our board of directors and Chief Executive Officer to continue to be held by two individuals in the future.

Role of the Board in Risk Oversight

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks, and operational risks. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee is responsible for overseeing the management of risks relating to accounting matters and financial reporting. The corporate governance and nominating committee is responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not negatively affected the board of directors’ leadership structure.

Board Committees

Our board of directors has an audit committee, a compensation committee, and a corporate governance and nominating committee, each of which has the composition and the responsibilities described below.

Audit Committee

The members of our audit committee are                 ..                is the chair of our audit committee.                 is our audit committee financial expert, as that term is defined under the SEC rules implementing SOX Section 407, and possesses financial sophistication, as defined under the rules of the Nasdaq Stock Market. Our audit committee oversees our corporate accounting and financial reporting process and assists our board of directors in monitoring our financial systems. Our audit committee will also:

•	select and hire the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•	approve audit and non-audit services and fees;

•

review financial statements and discuss with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

•	prepare the audit committee report that the SEC requires to be included in our annual proxy statement;

•	review reports and communications from the independent registered public accounting firm;

•	review the adequacy and effectiveness of our internal controls and disclosure controls and procedure;

•	review our policies on risk assessment and risk management;

•	review related party transactions; and

•

establish and oversee procedures for the receipt, retention, and treatment of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, which will satisfy the applicable rules of the SEC and the listing standards of the Nasdaq Stock Market.

Compensation Committee

The members of our compensation committee are                     .                      is the chair of our compensation committee. Our compensation committee oversees our compensation policies, plans, and benefits programs. The compensation committee will also:

•	oversee our overall compensation philosophy and compensation policies, plans, and benefit programs;

•	review and approve or recommend to the board of directors for approval compensation for our executive officers and directors;

•	prepare the compensation committee report that the SEC will require to be included in our annual proxy statement; and

•	administer our equity compensation plans.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, which will satisfy the applicable rules of the SEC and the listing standards of the Nasdaq Stock Market.

Corporate Governance and Nominating Committee

The members of our corporate governance and nominating committee are                 .                is the chair of our corporate governance and nominating committee. Our corporate governance and nominating committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. Specifically, the corporate governance and nominating committee will:

•	identify, evaluate, and make recommendations to our board of directors regarding nominees for election to our board of directors and its committees;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	evaluate the performance of our board of directors and of individual directors.

Our corporate governance and nominating committee will operate under a written charter, to be effective prior to the completion of this offering, which will satisfy the applicable rules of the SEC and the listing standards of the Nasdaq Stock Market.

Director Compensation

To date, none of our non-employee directors has received any cash or equity compensation for serving on our board of directors, other than Helen Kim and Graham Cooper. We do reimburse our directors for expenses associated with attending meetings of our board of directors and committees of our board of directors. Following the completion of this offering, we expect to implement an annual cash and equity compensation program for our non-employee directors.

The following table presents the total compensation each of our non-employee directors received during the year ended December 31, 2019. Other than as set forth in the table, we did not pay any compensation, make any equity awards or non-equity awards to or pay any other compensation to any of our non-employee directors in 2019.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Helen Kim	25,000	101,608	—	126,608
David Lamond	—	—	—	—
Aaron VanDevender, Ph.D.	—	—	—	—
Graham Cooper(1)	—	—	—	—

(1)	Mr. Cooper joined the board of directors on February 5, 2020 and therefore, did not receive any compensation in fiscal 2019.

Directors who are also our employees receive no additional compensation for their service as directors. Dr. Mahmood and Dr. Mrsny were our only two employee directors during fiscal 2019. See the section titled “Executive Compensation” for additional information about Dr. Mahmood and Dr. Mrsny’s compensation.

Compensation Committee Interlocks and Inside Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we intend to adopt a written code of business conduct and ethics that will apply to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or, persons performing similar functions. Following this offering, the code of business conduct and ethics will be available on our website at https://www.appliedmt.com. We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, or our directors on our website identified above. Information contained on the website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus.

EXECUTIVE COMPENSATION

Our named executive officers for the year ended December 31, 2019, which consist of our principal executive officer and the next two most highly compensated executive officers, are:

•	Tahir Mahmood, Ph.D., our Co-Founder and Chief Executive Officer;

•	Bittoo Kanwar, M.D., our Chief Medical Officer; and

•	Brandon Hants, our Vice President, Finance and Business Operations.

Summary Compensation Table

The following table sets forth information regarding the compensation of our named executive officers for the year ended December 31, 2019.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)		Option Awards ($)(2)	Total ($)
Tahir Mahmood, Ph.D.	2019	$300,000	$49,272		—	$349,272
Co-Founder and Chief Executive Officer
Bittoo Kanwar, M.D.	2019	$249,546	$29,280		$208,831	$487,657
Chief Medical Officer
Brandon Hants(4)	2019	$270,037	$47,675	(3)	$208,831	$526,543
Vice President, Finance and Business Operations

(1)	The amounts represent a bonus based upon the achievement of company objectives for the year ended December 31, 2019, which we expect to be paid at the beginning of 2020.
(2)

This column represents the aggregate grant date fair value of the award as calculated in accordance with ASC 718. The assumptions used in calculating the grant date fair value of the award disclosed in this column are set forth in the notes to our audited financial statements included elsewhere in this prospectus. These amounts do not correspond to the actual value that may be recognized by the named executive officers upon vesting of the applicable awards.

(3)	This amount includes a one-time signing bonus of $15,000.
(4)	As a result of Mr. Cross’ appointment as Chief Financial Officer, Mr. Hants no longer met the definition of an executive officer under the Exchange Act as of March 12, 2020.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2019:

	Option Awards
Name	Grant Date		Number of Shares of Stock Underlying Unexercised Options Exercisable (#)	Number of Shares of Stock Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)(1)	Option Expiration Date
Tahir Mahmood, Ph.D.	—		—	—		—	—
Bittoo Kanwar, M.D.	04/26/2019	(2)	—	150,672	(3)	$2.38	04/26/2029
Brandon Hants(4)	03/26/2019	(2)	—	150,672	(3)	$2.38	03/26/2029

(1)	This column represents the fair market value of a share of our common stock on the date of grant, as determined by our board of directors.
(2)	This option to purchase shares of our common stock was granted pursuant to our 2016 Plan.
(3)

1/4th of the shares subject to the option vest on the first anniversary of the vesting commencement date and 1/48th of the shares vest monthly thereafter, subject to the optionee’s continued status as a service provider through each vesting date.

(4)	As a result of Mr. Cross’ appointment as Chief Financial Officer, Mr. Hants no longer met the definition of an executive officer under the Exchange Act as of March 12, 2020.

Employment Arrangements with Our Named Executive Officers

Dr. Tahir Mahmood

Prior to the completion of this offering, we expect to enter into a confirmatory employment letter with Dr. Tahir Mahmood, our Co-Founder and Chief Executive Officer. The confirmatory employment letter currently is expected to have no specific term and will provide for at-will employment. For 2019, Dr. Mahmood’s annual base salary was $300,000 and his annual base salary increased to $312,000 in January 2020. Dr. Mahmood’s current annual target bonus is     % of his annual base salary.

Dr. Bittoo Kanwar

Prior to the completion of this offering, we expect to enter into a confirmatory employment letter with Dr. Bittoo Kanwar, our Chief Medical Officer. The confirmatory employment letter currently is expected to have no specific term and will provide for at-will employment. For 2019, Dr. Kanwar’s annual base salary was $360,000 and his annual base salary increased to $365,000 in January 2020. Dr. Kanwar’s current annual target bonus is     % of his annual base salary.

Brandon Hants

Prior to the completion of this offering, we expect to enter into a confirmatory employment letter with Brandon Hants, our Vice President of Finance and Business Operations. The confirmatory employment letter currently is expected to have no specific term and will provide for at-will employment. Mr. Hants’ current annual base salary is $280,000, and Mr. Hants’ annual target bonus is     % of his annual base salary. As a result of Mr. Cross’ appointment as Chief Financial Officer, Mr. Hants no longer met the definition of an executive officer under the Exchange Act as of March 12, 2020.

Executive Incentive Compensation Plan

Prior to the completion of this offering, our board of directors intends to adopt our Executive Incentive Compensation Plan (Incentive Compensation Plan). Our Incentive Compensation Plan will allow our compensation committee to grant incentive awards, generally payable in cash, to employees selected by our compensation committee, including our named executive officers, based upon performance goals established by our compensation committee.

Under our Incentive Compensation Plan, our compensation committee determines the performance goals applicable to any award, which goals may include, without limitation, goals related to             . The performance goals may differ from participant to participant and from award to award.

Our compensation committee will administer our Incentive Compensation Plan. The administrator of our Incentive Compensation Plan may, in its sole discretion and at any time, increase, reduce, or eliminate a participant’s actual award, and/or increase, reduce, or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the discretion of the administrator. The administrator may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards will be paid in cash (or its equivalent) only after they are earned, and, unless otherwise determined by the administrator, a participant must be employed by us through the date the actual award is paid.

The compensation committee reserves the right to settle an actual award with a grant of an equity award under our then-current equity compensation plan, which equity award may have such terms and conditions, including vesting, as the compensation committee determines. Payment of awards occurs as soon as administratively practicable after they are earned, but no later than the dates set forth in our Incentive Compensation Plan.

Our board of directors and our compensation committee will have the authority to amend, alter, suspend or terminate our Incentive Compensation Plan, provided such action does not impair the existing rights of any participant with respect to any earned awards.

Potential Payments upon Termination or Change in Control

Prior to November 2019, we did not have a formal plan with respect to severance benefits payable to our named executive officers and other key employees following a change in control. In November 2019, our board of directors approved the following change in control severance benefits for our current executive officers and other key employees (collectively, participants), pursuant to a Change in Control Severance Policy, or our Severance Policy.

The Severance Policy provides that if a C-level executive officer’s employment is terminated within 12 months after a “change in control” (as defined in the Severance Policy) either by us other than for “cause,” death or “disability” or by the executive officer due to “good reason” (each, as defined within the Severance Policy), the executive officer will receive the following:

•	a lump sum payment equal to 12 months’ base salary;

•	100% acceleration of unvested equity awards; and

•	payment or reimbursement of up to 12 months of COBRA continuation coverage premiums.

The Severance Policy provides that if any payments or benefits received by a participant under the Severance Policy or otherwise would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code (the Code) and be subject to excise taxes imposed by Section 4999 of the Code, such amount will either be delivered in full or reduced so as not to be subject to excise taxation, whichever amount is higher. The Severance Policy does not require us to provide any tax gross-ups.

To receive the severance described above, the participant must sign and not revoke our standard separation agreement and release of claims within the timeframe that is set forth in the Severance Policy.

Employee Benefit and Stock Plans

2020 Equity Incentive Plan

Prior to the effectiveness of this offering, we expect that our board of directors will adopt, and our stockholders will approve, our 2020 Equity Incentive Plan (the 2020 Plan). The 2020 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our 2020 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units, and performance shares to our employees, directors, and consultants and our subsidiary corporations’ employees and consultants.

Authorized shares.    A total of                  shares of our common stock are reserved for issuance pursuant to our 2020 Plan. In addition, the shares reserved for issuance under our 2020 Plan will also include shares of our common stock subject to or issued pursuant to awards granted under our 2015 Plan and 2016 Plan that, after the date of stockholder approval of the 2020 Plan, expire or otherwise terminate without having been exercised in full or are forfeited to or repurchased by us due to failure to vest (provided that the maximum number of shares that may be added to the 2020 Plan pursuant to this provision is                  shares). The number of shares available for issuance under our 2020 Plan will also include an annual increase on the first day of each fiscal year beginning on January 1, 2021, equal to the least of:

•	shares;

•	percent ( %) of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to or repurchased by us due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2020 Plan (unless the 2020 Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2020 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2020 Plan (unless the 2020 Plan has terminated). Shares that have actually been issued under the 2020 Plan will not be returned to the 2020 Plan except if shares issued pursuant to awards of restricted stock, restricted stock units, performance shares, or performance units are repurchased by or forfeited to us due to failure to vest, such shares will become available for future grant under the 2020 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2020 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2020 Plan.

Plan administration.    Our board of directors or one or more committees appointed by our board of directors will administer our 2020 Plan. The compensation committee of our board of directors will initially administer our 2020 Plan. In addition, if we determine it is desirable to qualify transactions under our 2020 Plan as exempt under Rule 16b-3 of the Exchange Act, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2020 Plan, the administrator has the power to administer our 2020 Plan and make all determinations deemed necessary or advisable for administering the 2020 Plan, including but not limited to, the power to determine the fair market value of our common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the 2020 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2020 Plan and awards granted under it, prescribe, amend and rescind rules relating to our 2020 Plan, including creating sub-plans, modify or amend each award, including but not limited to the discretionary authority to extend the post-termination exercisability period of awards (except no option or stock appreciation right will be extended past its original maximum term), and allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price and/or different terms, awards of a different type, and/or cash or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations, and other actions are final and binding on all participants.

Stock options.    Stock options may be granted under our 2020 Plan. The exercise price of options granted under our 2020 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our (or any parent or subsidiary of ours) outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for 12 months following the termination of service. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the termination of service. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of our 2020 Plan, the administrator determines the other terms of options.

Stock appreciation rights.    Stock appreciation rights may be granted under our 2020 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director, or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for 12 months following the termination of service. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2020 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted stock.    Restricted stock may be granted under our 2020 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director, or consultant and, subject to the provisions of our 2020 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever vesting conditions it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us), except the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted stock units.    Restricted stock units may be granted under our 2020 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2020 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, in shares or in some combination thereof. In addition, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance units and performance shares.    Performance units and performance shares may be granted under our 2020 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance objectives established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based on the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units will have an initial value established by the administrator on or prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay out earned performance units or performance shares in cash, shares, or in some combination thereof.

Outside directors.    All outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under our 2020 Plan. To provide a maximum limit on the cash compensation and equity awards that can be made to our outside directors, our 2020 Plan provides that in any given fiscal year, an outside director will not be granted cash compensation and equity awards with an aggregate value greater than $        , with the value of each equity award based on its grant date fair value as determined according to GAAP for purposes of this limit. Any cash compensation paid or awards granted to an individual for his or her services as an employee or consultant (other than as an outside director) will not count toward this limit.

Non-transferability of awards.    Unless the administrator provides otherwise, our 2020 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2020 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2020 Plan and/or the number, class, and price of shares covered by each outstanding award and the numerical share limits set forth in our 2020 Plan.

Dissolution or liquidation.    In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and, to the extent not exercised, all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or change in control.    Our 2020 Plan provides that in the event of a merger or change in control, as defined under our 2020 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator is not required to treat all awards, all awards held by a participant or all awards of the same type similarly.

If a successor corporation does not assume or substitute for any outstanding award, then the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse, and for awards with performance-based vesting, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met. If an option or stock appreciation right is not assumed or substituted in the event of a change in control, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

For awards granted to an outside director, in the event of a change in control, the outside director will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse and, for awards with performance-based vesting, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met.

Clawback.    Awards will be subject to any clawback policy of ours, and the administrator also may specify in an award agreement that the participant’s rights, payments, and/or benefits with respect to an award will be subject to reduction, cancellation, forfeiture, and/or recoupment upon the occurrence of certain specified events. Our board of directors may require a participant to forfeit, return, or reimburse us all or a portion of the award and/or shares issued under the award, any amounts paid under the award, and any payments or proceeds paid or provided upon disposition of the shares issued under the award in order to comply with such clawback policy or applicable laws.

Amendment; termination.    The administrator has the authority to amend, alter, suspend or terminate our 2020 Plan, provided such action does not materially impair the rights of any participant. Our 2020 Plan automatically will terminate in 2030, unless we terminate it sooner.

2016 Equity Incentive Plan

Our 2016 Equity Incentive Plan (the 2016 Plan) allows us to provide incentive stock options, within the meaning of Section 422 of the Code, nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock units (each, an “award” and the recipient of such award, a participant) to eligible employees, directors and consultants, including employees and consultants of any of our parent or subsidiary companies. It is expected that as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, our 2016 Plan will terminate and we will not grant any additional awards under our 2016 Plan thereafter. However, our 2016 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under our 2016 Plan.

As of December 31, 2019, options to purchase 1,187,534 shares of our common stock were outstanding under our 2016 Plan and there were no stock appreciation rights, restricted stock awards or restricted stock units outstanding under our 2016 Plan.

Plan administration.    Our compensation committee has the authority, concurrent with our board of directors to administer our 2016 Plan. Different committees may administer our 2016 Plan with respect to different service providers. The administrator has all authority and discretion necessary or appropriate to administer our 2016 Plan and to control its operation, including the authority to construe and interpret the terms of our 2016 Plan and the awards granted under our 2016 Plan. The administrator’s decisions are final and binding on all participants and any other persons holding awards.

The administrator’s powers include the power to institute an exchange program (without stockholder approval) under which (1) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type and/or cash, (2) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator and/or (3) the exercise price of an outstanding award is increased or reduced. The administrator’s powers also include the power to prescribe, amend and rescind rules and regulations relating to our 2016 Plan, to modify or amend each award and to make all other determinations deemed necessary or advisable for administering our 2016 Plan.

Eligibility.    Employees, directors and consultants, including employees and consultants of any of our parent or subsidiary companies, are eligible to receive awards, provided such consultants render bona fide services not in connection with the offer or sale of securities in a capital-raising transaction and do not directly promote or maintain a market for our securities. Only our employees or employees of our parent or subsidiary companies are eligible to receive incentive stock options.

Stock options.    Stock options have been granted under our 2016 Plan. Subject to the provisions of our 2016 Plan, the administrator determines the term of an option, the number of shares subject to an option, and the time period in which an option may be exercised.

The term of an option is stated in the applicable award agreement, but the term of an option may not exceed 10 years from the grant date. The administrator determines the exercise price of options, which generally may not be less than 100% of the fair market value of our common stock on the grant date, except as provided for in the 2016 Plan. However, an incentive stock option granted to an individual who directly or by attribution owns more than 10% of the total combined voting power of all of our classes of stock or of any our parent or subsidiary companies will have a term of no longer than five years from the grant date and will have an exercise price of at least 110% of the fair market value of our common stock on the grant date. In addition, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year (under all plans of ours and any of our parent or subsidiary companies) exceeds $100,000, such options will be treated as nonstatutory stock options.

The administrator determines how a participant may pay the exercise price of an option, and the permissible methods are generally set forth in the applicable award agreement. If a participant’s status as a “service provider” (as defined in our 2016 Plan) terminates, that participant may exercise the vested portion of his or her option for the period of time stated in the applicable award agreement. Vested options generally will remain exercisable for 30 days or such longer period of time as set forth in the applicable award agreement if a participant’s status as a service provider terminates for a reason other than death or disability. If a participant’s status as a service provider terminates due to death or disability, vested options generally will remain exercisable for six months from the date of termination (or such other longer period as set forth in the applicable award agreement). In no event will an option remain exercisable beyond its original term. If a participant does not exercise his or her option within the time specified in the award agreement, the option will terminate. Except as described above, the administrator has the discretion to determine the post-termination exercisability periods for an option.

Non-transferability of awards.    Unless determined otherwise by the administrator, awards may not be sold, transferred, pledged, assigned, hypothecated or otherwise transferred in any manner other than by will or by the laws of descent and distribution. In addition, during an applicable participant’s lifetime, only that participant may exercise their award. If the administrator makes an award transferable, such award may only be transferred (1) by will, (2) by the laws of descent and distribution as permitted by Rule 701 of the Securities Act.

Certain adjustments.    If there is a dividend or other distribution (whether in the form of cash, shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of shares or our other securities, other distribution of shares or securities without receipt of consideration by us or other change in our corporate structure affecting the shares, the administrator will make proportionate adjustments to the number and class of shares that may be delivered under our 2016 Plan or the number, class and price of shares covered by each outstanding award in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under our 2016 Plan. The administrator’s determination regarding such adjustments will be final, binding and conclusive.

Dissolution or liquidation.    In the event of our proposed dissolution or liquidation, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.

Merger and change in control.    In the event of our merger with or into another corporation or entity or a “change in control” (as defined in our 2016 Plan), each outstanding award will be treated as the administrator determines without participant consent, including, without limitation, that (1) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (2) upon written notice to a participant, the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control; (3) outstanding awards will vest and become exercisable, realizable or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control, and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (4) (a) the termination of an award in exchange for an amount of cash or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by us without payment) or (b) the replacement of such award with other rights or property selected by the administrator in its sole discretion; or (5) any combination of the foregoing. The administrator will not be obligated to treat all awards, all awards a participant holds or all awards of the same type, similarly.

Amendment and termination.    Our board of directors may, at any time, amend, alter, suspend or terminate our 2016 Plan in any respect, including, without limitation, amendment of any form of award agreement or instrument to be executed pursuant to our 2016 Plan. To the extent necessary and desirable to comply with applicable laws, we will obtain stockholder approval of any amendment to our 2016 Plan. No amendment, alteration, suspension or termination of our 2016 Plan will impair the rights of a participant, unless mutually agreed otherwise between the participant and the administrator in writing. As noted above, it is expected that as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, our 2016 Plan will be terminated, and we will not grant any additional awards under our 2016 Plan thereafter.

2015 Equity Incentive Plan

In 2015, prior to our conversion to a C-corporation, the board of directors of our predecessor entity adopted our 2015 Equity Incentive Plan (the 2015 Plan). Following the adoption of our 2016 Plan, no awards were granted under our 2015 Plan. It is expected that as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, our 2015 Plan will terminate. Our 2015 Plan allowed us to provide stock options not intended to be qualified as incentive stock options within the meaning of Section 422 of the Code and restricted stock unit awards to our employees, directors and consultants and our subsidiary corporations’ employees and consultants.

As of December 31, 2019, options to purchase 955,834 shares of our common stock remained outstanding under our 2015 Plan. In connection with our 2016 conversion to a C-corporation, each outstanding stock option agreement under the 2015 Plan was assumed by us and converted into stock options covering shares of our common stock rather than Class B common stock of our predecessor entity. Except with respect to the shares underlying such options, no other terms were amended with respect to such stock option agreements. Our 2015 Plan continues to govern the terms and conditions of the outstanding awards previously granted under our 2015 Plan.

Plan administration.    Our compensation committee has the authority, concurrent with our board of directors, to administer our 2015 Plan. Different committees may administer our 2015 Plan with respect to different service providers. The administrator has all authority and discretion necessary or appropriate to administer our 2015 Plan and to control its operation, including the authority to construe and interpret the terms of our 2015 Plan and the awards granted under our 2015 Plan. The administrator’s decisions are final and binding on all participants and any other persons holding awards.

The administrator’s powers include the power to institute an exchange program (without stockholder approval) under which (1) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type and/or cash, (2) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator and/or (3) the exercise price of an outstanding award is increased or reduced. The administrator’s powers also include the power to prescribe, amend and rescind rules and regulations relating to our 2015 Plan, to modify or amend each award and to make all other determinations deemed necessary or advisable for administering our 2015 Plan.

Eligibility.    Employees, directors and consultants, including employees and consultants of any of our parent or subsidiary companies, are eligible to receive awards.

Stock options.    Stock options have been granted under our 2015 Plan. Subject to the provisions of our 2015 Plan, the administrator determines the term of an option, the number of shares subject to an option, and the time period in which an option may be exercised.

The term of an option is stated in the applicable award agreement, but the term of an option may not exceed 10 years from the grant date. The administrator determines the exercise price of options, which generally may not be less than 100% of the fair market value of our common stock on the grant date, except as provided for in the 2015 Plan.

The administrator determines how a participant may pay the exercise price of an option, and the permissible methods are generally set forth in the applicable award agreement. If a participant’s status as a “service provider” (as defined in our 2015 Plan) terminates, that participant may exercise the vested portion of his or her option for the period of time stated in the applicable award agreement. Vested options generally will remain exercisable for 30 days or such longer period of time as set forth in the applicable award agreement if a participant’s status as a service provider terminates for a reason other than death or disability. If a participant’s status as a service provider terminates due to death or disability, vested options generally will remain exercisable for six months from the date of termination (or such other longer period as set forth in the applicable award agreement). In no event will an option remain exercisable beyond its original term. If a participant does not exercise his or her option within the time specified in the award agreement, the option will terminate. Except as described above, the administrator has the discretion to determine the post-termination exercisability periods for an option.

Non-transferability of awards.    Unless determined otherwise by the administrator, awards may not be sold, transferred, pledged, assigned, hypothecated or otherwise transferred in any manner other than by will or by the laws of descent and distribution. In addition, during an applicable participant’s lifetime, only that participant may exercise their award. If the administrator makes an award transferable, such award may only be transferred (1) by will, (2) by the laws of descent and distribution, (3) to a revocable trust, or (4) as permitted by Rule 701 of the Securities Act.

Certain adjustments.    If there is a stock split, reverse stock split, dividend, recapitalization, combination, reclassification, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of shares or our other securities or other change in our corporate structure affecting the shares, the administrator will make proportionate adjustments to the number and class of shares that may be delivered under our 2015 Plan or the number, class and price of shares covered by each outstanding award in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under our 2015 Plan. The administrator’s determination regarding such adjustments will be final, binding and conclusive.

Dissolution or liquidation.    In the event of our proposed dissolution or liquidation, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.

Merger and change in control.    In the event of our merger with or into another corporation or entity or a “change in control” (as defined in our 2015 Plan), each outstanding award will be treated as the administrator determines without participant consent, including, without limitation, that awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or a parent or subsidiary thereof). The administrator will not be obligated to treat all awards, all awards a participant holds or all awards of the same type, similarly in the transaction.

In the event that the successor corporation does not assume or substitute for an award, the participant will fully vest in and have the right to exercise all of his or her outstanding options, including shares as to which such awards would not otherwise be vested or exercisable. In addition, if an option is not assumed or substituted in the event of a merger or change in control, the administrator will notify the participant in writing or electronically that the option will be exercisable for a period of time determined by the administrator in its sole discretion, and the option will terminate upon the expiration of such period unless otherwise determined by the administrator.

Amendment and termination.    The administrator may, at any time, amend, alter, suspend or terminate our 2015 Plan in any respect, including, without limitation, amendment of any form of award agreement or instrument to be executed pursuant to our 2015 Plan. No amendment, alteration, suspension or termination of our 2015 Plan will impair the rights of a participant, unless mutually agreed otherwise between the participant and the administrator in writing. As noted above, it is expected that as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, our 2015 Plan will be terminated, and we will not grant any additional awards under our 2015 Plan thereafter.

401(k) Plan

Our eligible employees are permitted to participate in the Insperity 401(k) Plan though our arrangement with Insperity, a professional employer organization. Participation in the 401(k) plan is offered for the benefit of our employees, including our named executive officers who remain employed with us, and who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. The 401(k) plan authorizes employer safe harbor matching contributions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Without the prior written consent of the representatives of the underwriters, prior to the day following the 180th day after the date of this offering, the sale of any shares under such plan would be subject to the lock-up agreement that the director or executive officer has entered into with the underwriters.

Limitation of Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by Delaware law. Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we intend to enter into an indemnification agreement with each member of our board of directors and each of our officers prior to the completion of the offering. These agreements provide for the indemnification of our directors and officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding, or alternative dispute resolution mechanism or hearing, inquiry, or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent, or fiduciary of another entity. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. Moreover, a stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of certain relationships and transactions since January 1, 2017 involving our directors, executive officers, or beneficial holders of more than 5% of our capital stock. Compensation arrangements with our directors and officers are described in “Management—Director Compensation,” “Executive Compensation,” and “Management.”

Convertible Preferred Stock Financings

Series C Convertible Preferred Stock Financing

In September 2019 and October 2019, we issued and sold an aggregate of 4,816,160 shares of our Series C convertible preferred stock at a purchase price of $8.71 per share for aggregate gross proceeds of $41.9 million.

Purchasers of our Series C convertible preferred stock include venture capital funds that beneficially own more than 5% of our outstanding capital stock and/or are represented on our board of directors. The following table presents the number of shares and the total purchase price paid by these entities.

Investor	Shares of Series C Convertible Preferred Stock	Total Purchase Price
EPQ LLC, AMTB PS	3,394,948	$29,569,997.08
Entities affiliated with Founders Fund(1)	574,052	4,999,992.92
Blue Devil Trust(2)	114,810	999,995.10
Sheatree Direct, LLC	114,810	999,995.10

(1)

Entities affiliated with Founders Fund holding our securities whose shares are aggregated for purposes of reporting ownership information include The Founders Fund VI, LP, The Founders Fund VI Entrepreneurs Fund, LP, The Founders Fund VI Principals Fund, LP and Aaron VanDevender. Dr. VanDevender is a member of our board of directors, and the Chief Scientist and a Principal at Founders Fund.

(2)	David Lamond, a member of our board of directors, is a trustee of Blue Devil Trust.

Series B Convertible Preferred Stock Financing

In September 2018 and October 2018, we issued and sold an aggregate of 3,992,919 shares of our Series B convertible preferred stock at a purchase price of $7.77 per share for aggregate gross proceeds of $31.0 million.

Purchasers of our Series B convertible preferred stock include venture capital funds that beneficially own more than 5% of our outstanding capital stock and/or are represented on our board of directors. The following table presents the number of shares and the total purchase price paid by these entities.

Investor	Shares of Series B Convertible Preferred Stock	Total Purchase Price
EPQ LLC, AMT PS	2,149,292	$16,699,998.84
Entities affiliated with Founders Fund(1)	257,400	$1,999,998.00
Blue Devil Trust(2)	643,500	$4,999,995.00
Sheatree Direct, LLC	257,400	$1,999,998.00

(1)

Entities affiliated with Founders Fund holding our securities whose shares are aggregated for purposes of reporting ownership information include The Founders Fund VI, LP, The Founders Fund VI Entrepreneurs Fund, LP, The Founders Fund VI Principals Fund, LP and Aaron VanDevender. Dr. VanDevender is a member of our board of directors, and the Chief Scientist and a Principal at Founders Fund.

(2)	David Lamond, a member of our board of directors, is a trustee of Blue Devil Trust.

Investors’ Rights Agreement

We are party to an investors’ rights agreement, as amended, with certain holders of our capital stock, including EPQ LLC, AMT PS, EPQ LLC, AMTB PS, The Founders Fund VI, LP, The Founders Fund VI Principals Fund, LP, The Founders Fund V, LP, The Founders Fund V Entrepreneurs Fund, LP, The Founders Fund VI Entrepreneurs Fund, LP, The Founders Fund V Principals Fund, LP, Blue Devil Trust and Sheatree Direct, LLC. Under our investors’ rights agreement, certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Indemnification Agreements

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, will contain provisions limiting the liability of the members of our board of directors, and our amended and restated bylaws, which will be in effect upon the completion of this offering, will provide that we will indemnify each of our officers and the members of our board of directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our employees and other agents when it determines to be appropriate. In addition, we have entered into or will enter into an indemnification agreement with each of our executive officers and the members of our board of directors requiring us to indemnify them. See the section titled “Executive Compensation—Limitation on Liability and Indemnification of Directors and Officers.”

Related Party Transaction Policy

Our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. The charter of our audit committee will provide that our audit committee shall review and approve in advance any related party transaction.

Prior to the completion of this offering, we intend to adopt a formal written policy providing that we are not permitted to enter into any transaction that exceeds $120,000 and in which any related person has a direct or indirect material interest without the consent of our audit committee. In approving or rejecting any such transaction, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of December 31, 2019 by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of the named executive officers;

•	each of our directors; and

•	all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 21,327,030 shares of our common stock outstanding as of December 31, 2019, which includes 13,966,292 shares of our common stock resulting from the automatic conversion of all outstanding shares of our convertible preferred stock into our common stock immediately prior to the completion of this offering, as if this conversion had occurred as of December 31, 2019. We have based our calculation of the percentage of beneficial ownership after this offering on                  shares of our common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of December 31, 2019, to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Applied Molecular Transport Inc., 1 Tower Place, Suite 850, South San Francisco, California 94080.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage
5% or Greater Stockholders:
Entities affiliated with EPIQ Capital Group, LLC(1)	5,544,240	26.00%
Entities affiliated with Founders Fund(2)	4,438,222	20.81%
Sheatree Direct, LLC(3)	1,184,862	5.56%
Named Executive Officers and Directors:
Tahir Mahmood, Ph.D.(4)	3,600,000	16.88%
Bittoo Kanwar, M.D.	—	—
Brandon Hants(5)	40,807	*
Graham Cooper(6)	—	—
Helen Kim(7)	832,624	3.76%
David Lamond(8)	914,589	4.29%
Randall Mrsny, Ph.D.	3,600,000	16.88%
Aaron VanDevender, Ph.D.(9)	4,450,881	20.87%
All executive officers and directors as a group (nine (9) persons)(10)	13,438,901	60.53%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.
(1)

Consists of (i) 2,149,292 shares held by EPC LLC, AMT PS and (ii) 3,399,948 shares held by EPQ LLC, AMTB PS (collectively, the EPIQ funds). EPIQ Capital Group, LLC is the managing member of each of the EPIQ funds and exercises investment and voting control over the shares held by each of the EPIQ funds through an investment committee. The investment committee for each of the EPIQ funds is comprised of Chad Boeding, Chris Jackson, Jennifer Forster, Boris Albul and Rick Withers, each of whom is an officer or partner of EPIQ Capital Group, LLC. Each of the members of the investment committee disclaims beneficial ownership of the shares held by the EPIQ funds except to the extent of their pecuniary interests therein, if any. The address of this entity is One Lombard Street, Suite 200, San Francisco, CA 94111.

(2)

Consists of (i) 2,814,640 shares held by The Founders Fund V, LP, 757,139 shares held by The Founders Fund V Principals Fund, LP, 39,836 shares held by The Founders Fund V Entrepreneurs Fund, LP (collectively, the FFV Funds), and (ii) 656,194 shares held by The Founders Fund VI, LP, 162,255 shares held by The Founders Fund VI Principals Fund, LP and 8,158 shares held by The Founders Fund VI Entrepreneurs Fund, LP (collectively the FFVI Funds). Aaron VanDevender is a managing member of The Founders Fund V Management, LLC (FFV Management) which is the general partner of each of the FFV Funds and Mr. VanDevender is also a member of our board of directors. Mr. VanDevender is also a managing member of The Founders Fund VI Management, LLC (FFVI Management) which is the general partner of the FFVI Funds. FFV Management exercises investment and voting control over the shares held by the FFV Funds through a management committee comprised of Peter Thiel and Brian Singerman. Mr. VanDevender is also a managing member of The Founders Fund VI Management, LLC (FFVI Management) which is the general partner of the FFVI Funds. FFVI Management exercises investment and voting control over the shares held by the FFVI Funds through a management committee comprised of Peter Thiel and Brian Singerman. Each of Mr. Thiel, Mr. Singerman and Mr. VanDevender disclaim beneficial ownership of the shares held by the FFV Funds and the FFVI Funds, except to the extent of their pecuniary interest therein, if any. The address of each of the individuals and entities listed above is One Letterman Drive, Building D, Suite 500, San Francisco, CA 94129.

(3)

These shares are held directly by Sheatree Direct, LLC. Sheatree Management, LLC is the manager of Sheatree Direct, LLC and the members of Sheatree Direct, LLC are managed by Sheatree Management, LLC or controlled by Stephen Mason. Sheatree Management, LLC has sole voting and dispositive power with respect to the shares held by Sheatree Direct, LLC. The address of this entity is 2980 McFarlane Road, Miami, FL 33133.

(4)

Consists of (i) 176,657 shares held directly by The Mahmood 2017 Irrevocable Trust Agreement for which Dr. Mahmood serves as trustee, (ii) 345,000 shares held by the Tahir Mahmood 2019 Annuity Trust for which Dr. Mahmood serves as trustee and (iii) 3,078,343 shares held by the Mahmood-Shamsi Living Trust Agreement dated August 31, 2017 for which Dr. Mahmood and his spouse serve as co-trustees.

(5)

Consists of 40,807 shares of common stock subject to outstanding options that are exercisable within 60 days of December 31, 2019. As a result of Mr. Cross’ appointment as Chief Financial Officer, Mr. Hants no longer met the definition of an executive officer under the Exchange Act as of March 12, 2020.

(6)	Mr. Cooper joined the board of directors on February 5, 2020.
(7)	Consists of 832,624 shares of common stock subject to outstanding options that are exercisable within 60 days of December 31, 2019.
(8)

Consists of 914,589 shares of common stock beneficially held by the Blue Devil Trust for which Mr. Lamond serves as trustee. Mr. Lamond shares voting and investment control over the shares held by the Blue Devil Trust with his spouse.

(9)

Consists of (i) 12,659 shares held directly by Aaron VanDevender who exercises voting and investment control over such shares and (ii) 4,438,222 shares of common stock held by the FFV and FFVI Funds as set forth in footnote (2) above.

(10)

Consists of (i) 12,565,470 shares of common stock owned by our named executive officers, current directors and other executive officers and (ii) 873,431 shares of common stock subject to outstanding options that are exercisable within 60 days of December 31, 2019. This figure does not include Mr. Cross as he joined the Company on March 12, 2020.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the completion of this offering.

Upon the completion of this offering and the filing of our amended and restated certificate of incorporation to be effective upon completion of this offering, our authorized capital stock will consist of                  shares of common stock, par value $0.0001 per share, and                  shares of convertible preferred stock, par value $0.0001 per share.

Upon the completion of this offering, all outstanding shares of our convertible preferred stock will automatically convert into an aggregate of 13,966,292 shares of our common stock.

Based on 7,360,738 shares of common stock outstanding as of December 31, 2019, and after giving effect to the automatic conversion of all of our outstanding convertible preferred stock into an aggregate of 13,966,292 shares of common stock upon the completion of this offering and the issuance of                  shares of common stock in this offering, there will be                shares of common stock outstanding upon the completion of this offering. As of December 31, 2019, we had 44 stockholders of record. As of December 31, 2019, there were 2,143,368 shares of common stock subject to outstanding options.

Common Stock

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our certificate of incorporation and bylaws to be in effect upon the completion of this offering do not provide for cumulative voting rights. Because of this, the holders of a plurality of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Dividends

Subject to preferences that may be applicable to any then-outstanding convertible preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution, or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of convertible preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription, or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences, and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our convertible preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and nonassessable.

Preferred Stock

Upon the completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to                  shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing change in our control or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Common Stock Options

As of December 31, 2019, we had outstanding options to purchase an aggregate of 2,143,368 shares of our common stock, with a weighted-average exercise price of $1.22 per share.

Registration Rights

We are party to an amended and restated investors’ rights agreement that provides that certain holders of our convertible preferred stock have certain registration rights as set forth below. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand Registration Rights

After this offering, the holders of an aggregate of                  shares of our common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the completion of this offering and before the three-year anniversary of the date of the investor rights agreement, the holders of at least 30% of these shares in the aggregate may, on not more than two occasions, request that we register all or a portion of their shares. Such request for registration must cover shares with an anticipated aggregate offering price, net of underwriting discounts and expenses, of at least $20.0 million.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of                  shares of our common stock (including common stock issuable upon conversion to non-voting common stock) were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

S-3 Registration Rights

After this offering, the holders of an aggregate of                  shares of our common stock (including common stock issuable upon conversion to non-voting common stock) will be entitled to certain Form S-3 registration rights. At any time beginning 180 days after the completion of this offering and before the three-year anniversary of the date of the closing of the company’s initial public offering, the holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $1,000,000.

Indemnification

Our amended and restated investors’ rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expenses of Registration

We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback and Form S-3 registrations described above.

Termination of Registration Rights

The demand, piggyback and Form S-3 registration rights of a stockholder described above will expire upon such time after the completion of this offering that such stockholder can sell all of its shares entitled to registration rights under Rule 144 of the Securities Act.

Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Certain provisions of Delaware law and certain provisions that will be included in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Preferred Stock

Our amended and restated certificate of incorporation will contain provisions that permit our board of directors to issue, without any further vote or action by the stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series and the powers, preferences, or relative, participation, optional, and other special rights, if any, and any qualifications, limitations, or restrictions, of the shares of such series.

Classified Board

Our amended and restated certificate of incorporation will provide that our board of directors is divided into three classes, designated Class I, Class II and Class III. Each class will be an equal number of directors, as nearly as possible, consisting of one-third of the total number of directors constituting the entire board of directors. The term of initial Class I directors shall terminate on the date of the 2021 annual meeting, the term of the initial Class II directors shall terminate on the date of the 2022 annual meeting, and the term of the initial Class III directors shall terminate on the date of the 2023 annual meeting. At each annual meeting of stockholders beginning in 2021, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.

Removal of Directors

Our amended and restated certificate of incorporation will provide that stockholders may only remove a director for cause by a vote of no less than a majority of the shares present in person or by proxy at the meeting and entitled to vote.

Director Vacancies

Our amended and restated certificate of incorporation will authorize only our board of directors to fill vacant directorships.

No Cumulative Voting

Our amended and restated certificate of incorporation will provide that stockholders do not have the right to cumulate votes in the election of directors.

Special Meetings of Stockholders

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, except as otherwise required by law, special meetings of the stockholders may be called only by an officer at the request of a majority of our board of directors, by the Chair of our board of directors or by our Chief Executive Officer.

Advance Notice Procedures for Director Nominations

Our bylaws will provide that stockholders seeking to nominate candidates for election as directors at an annual or special meeting of stockholders must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally will have to be delivered to and received at our principal executive offices before notice of the meeting is issued by the secretary of the Company, with such notice being served not less than 90 nor more than 120 days before the meeting. Although the amended and restated bylaws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates to be elected at an annual meeting, the amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that any action to be taken by the stockholders must be affected at a duly called annual or special meeting of stockholders and may not be affected by written consent.

Amending our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation may be amended or altered in any manner provided by the DGCL. Our amended and restated bylaws may be adopted, amended, altered, or repealed by stockholders only upon approval of at least majority of the voting power of all the then outstanding shares of the common stock, except for any amendment of the above provisions, which would require the approval of a two-thirds majority of our then outstanding common stock. Additionally, our amended and restated certificate of incorporation will provide that our bylaws may be amended, altered, or repealed by the board of directors.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuances without stockholder approval, except as required by the listing standards of the Nasdaq Stock Market, and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger, or otherwise.

Exclusive Jurisdiction

Our amended and restated bylaws that will become effective upon the completion of this offering provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware, or if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware, is the exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee to the us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, except, in each case, (A) any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than such court, or (C) for which such court does not have subject matter jurisdiction. Although our amended and restated bylaws will contain the exclusive of forum provisions described above, it is possible that a court could find that such provision is inapplicable for a particular claim or action or that such provision is unenforceable, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Business Combinations with Interested Stockholders

We are governed by Section 203 of the DGCL. Subject to certain exceptions, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (A) by persons who are directors and also officers of such corporation and (B) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) at or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock of such corporation not owned by the interested stockholder.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are expressly authorized to, and do, carry directors’ and officers’ insurance providing coverage for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive directors.

The limitation on liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Listing

We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “AMTI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and although we expect that our common stock will be approved for listing on the Nasdaq Global Select Market, we cannot assure investors that there will be an active public market for our common stock following this offering. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options, or the perception that such sales may occur, however, could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or other equity-related securities of ours at times and prices we believe appropriate.

Upon completion of this offering, based on our shares outstanding as of December 31, 2019 and after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock,                  shares of our common stock will be outstanding, or                  shares of common stock if the underwriters exercise their option to purchase additional shares in full. All of the shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market stand-off provisions described below and the provisions of Rules 144 or 701 and no exercise of the underwriters’ option to purchase additional shares, the shares of our common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

•	no shares will be eligible for sale on the date of this prospectus; and

•	21,327,030 shares will be eligible for sale upon expiration of the lock-up agreements and market stand-off provisions described below, beginning more than 180 days after the date of this prospectus.

Lock-Up Agreements and Market Stand-off Agreements

Our officers, directors, and the holders of substantially all of our capital stock, options, and warrants have entered into market stand-off agreements with us and have entered into or will enter into lock-up agreements with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior consent of the representatives. See the section titled “Underwriting” for additional information.

Rule 144

Rule 144, as currently in effect, generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who is not deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our capital stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 without complying with the volume limitation, manner of sale or notice conditions of Rule 144. If such stockholder has beneficially owned the shares of our capital stock proposed to be sold for at least one year, then such person is entitled to sell such shares in reliance upon Rule 144 without complying with any of the conditions of Rule 144.

Rule 144 also provides that a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 within any three month period beginning 90 days after the date of this prospectus a number of shares that does not exceed the greater of the following:

•

1% of the number of shares of our capital stock then outstanding, which will equal shares immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales of our capital stock made in reliance upon Rule 144 by a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days are also subject to the current public information, manner of sale and notice conditions of Rule 144.

Rule 701

Rule 701 generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is not deemed to have been one of our affiliates at any time during the preceding 90 days may sell such shares in reliance upon Rule 144 without complying with the current public information or holding period conditions of Rule 144. Rule 701 also provides that a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is deemed to have been one of our affiliates during the preceding 90 days may sell such shares under Rule 144 without complying with the holding period condition of Rule 144. However, all stockholders who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Registration Rights

After the completion of this offering, the holders of up to                  shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. The registration of these shares of our common stock under the Securities Act would result in these shares becoming eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration, subject to the Rule 144 limitations applicable to affiliates. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights.

Registration Statement

After the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock subject to equity awards outstanding or reserved for issuance under our equity compensation plans. The shares of our common stock covered by such registration statement will be eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration statement, subject to vesting restrictions, the conditions of Rule 144 applicable to affiliates, and any applicable market stand-off agreements and lock-up agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S.

HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below) but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service (IRS), with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state, or local jurisdiction or under U.S. federal gift and estate tax rules. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, regulated investment companies, real estate investment trusts, or other financial institutions;

•	persons subject to the alternative minimum tax or the Medicare contribution tax on net investment income;

•	tax-exempt organizations;

•	pension plans and tax-qualified retirement plans;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons who own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;

•	persons subject to special tax accounting rules under Section 451(b) of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any option or otherwise as compensation;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership, entity or arrangement classified as a partnership or flow-through entity for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership or other entity. A partner in a partnership or other such entity that will hold our common stock should consult his, her, or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other such entity, as applicable.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock that, for U.S. federal income tax purposes, is not a partnership or:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our common stock, and we do not anticipate paying any dividends on our common stock following the completion of this offering. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Subject to the discussions below on effectively connected income and Foreign Account Tax Compliance Act (FATCA), withholding, any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, that are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussion below on backup withholding and FATCA withholding. In order to obtain this exemption, you must provide us with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock, including any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding and FATCA withholding, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” (USRPHC), for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other assets used or held for use in a trade or business, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, your common stock will be treated as U.S. real property interests only if you actually (directly or indirectly) or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the gain derived from the sale (net of certain deductions and credits) under regular U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock made to you may be subject to information reporting and backup withholding at a current rate of 24% unless you establish an exemption, for example, by properly certifying your non-U.S. status on a properly completed IRS Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Provisions of the Code commonly referred to as FATCA, Treasury Regulations issued thereunder and official IRS guidance generally impose a U.S. federal withholding tax of 30% on dividends on, and the gross proceeds from a sale or other disposition of, our common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from a sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners, or otherwise establishes an exemption.

The withholding obligations under FATCA generally apply to dividends on our common stock and to the payment of gross proceeds of a sale or other disposition of our common stock. However, the U.S. Treasury Department has issued proposed regulations that, if finalized in their present form would eliminate this withholding tax applicable to gross proceeds of the sale or other disposition of our common stock (the preamble of which proposed regulations state that they may be relied upon by taxpayers until final regulations are issued). The withholding tax will apply regardless of whether the payment otherwise would be exempt from U.S. nonresident and backup withholding tax, including under the other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors should consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local, and non-U.S. tax consequences of purchasing, holding, and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

BofA Securities, Inc., Jefferies LLC and SVB Leerink LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
Jefferies LLC
SVB Leerink LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discounts and commissions, payable by us are estimated to be approximately $        . We have also agreed to reimburse the underwriters for certain of their expenses incurred in connection with, among others, the review and clearance by the Financial Industry Regulatory Authority, Inc. in an amount of up to $        .

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to             additional shares at the public offering price, less the underwriting discounts and commissions. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc., Jefferies LLC and SVB Leerink LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file or make a confidential submission of a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “AMTI.”

Determination of Offering Price

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(i)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC) in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (SFA)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA,

•	where no consideration is or will be given for the transfer,

•	where the transfer is by operation of law, or

•	as specified in Section 276(7) of the SFA.

In connection with Section 309B of the SFA and the Capital Markets Products (CMP) Regulations 2018, the shares are prescribed capital markets products (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in Monetary Authority of Singapore Notice SFA 04-N12: Notice on the Sale of Investment Products and Monetary Authority of Singapore Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain members of, and investment partnerships comprised of members of Wilson Sonsini Goodrich & Rosati, Professional Corporation own an interest representing less than 1% of our common stock. Cooley LLP, San Francisco, California is acting as counsel for the underwriters.

EXPERTS

The financial statements of Applied Molecular Transport Inc. as of December 31, 2018 and 2019 and for the years then ended, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to our ability to continue as a going concern). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an Internet website that contains the registration statement of which this prospectus forms a part, as well as the exhibits thereto. These documents, along with future reports, proxy statements, and other information about us, are available at the SEC’s website, www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at https://www.appliedmt.com where these materials are available. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessible through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

GLOSSARY

ACA	Patient Protection and Affordable Care Act
America Invents Act	Leahy-Smith America Invents Act
anti-TNFa	anti-TNF Alpha Antibody
BLA	Biologics License Application
BPCIA	Biologics Price Competition and Innovation Act of 2009
CARES Act	Coronavirus Aid, Relief, and Economic Security Act
CCPA	California Consumer Privacy Act
CDMO	Contract Development and Manufacturing Organizations
cGCP	Current Good Clinical Practice
cGMP	Current Good Manufacturing Practice
GCP	Good Clinical Practice
CHO	Chinese Hamster Ovary
CNS	Central Nervous System
CMS	Center for Medicare & Medicaid Services
COBRA	Consolidated Omnibus Budget Reconciliation Act
CRO	Contract Research Organization
CRP	C-Reactive Protein
CTA	Clinical Trial Application
DFSA	Dubai Financial Services Authority
DGCL	Delaware General Corporation Law
DSS	Dextran Sulphate Sodium
EGC	Emerging Growth Company
EMA	European Medicines Agency
FATCA	Foreign Account Tax Compliance Act
Fab	Antigen Binding Fragment
FCPA	Foreign Corrupt Practices Act
FDA	United States Food and Drug Administration
GAAP	Generally Accepted Accounting Principles
GDPR	General Data Protection Regulation
GI	Gastrointestinal
GIP	Gastric Inhibitory Polypeptide
GLP	Glucagon-like Peptide
GWAS	Genome Wide-Association Studies
hGH	Human Growth Hormone
HHS	The Department of Health and Human Services
HIPAA	Health Insurance Portability and Accountability Act of 1996
HITECH	Health Information Technology for Economic and Clinical Health Act of 2009
IBD	Inflammatory Bowel Disease
IE	Intestinal Epithelium
IGF	Insulin-like Growth Factor
IL	Interleukin
IL-1RA	IL-1 Receptor Antagonist
IND	Investigational New Drug Application
IPAA	Ileal Pouch-Anal Anastomosis
IRB	Institutional Review Board
IV	Intravenous
JOBS Act	Jumpstart Our Business Startups Act of 2012
KO	Knockout
MAA	Marketing Authorization Application
MAD	Multiple-Ascending Dose
NASH	Non-alcoholic Steatohepatitis

NDA	New Drug Application
NHP	Non-Human Primate
OPM	Option Pricing Method
PoC	Proof of Concept
PWERM	Probability-Weighted Expected Return Method
RA	Rheumatoid Arthritis
rh	Recombinant Human
REMS	Risk Evaluation and Mitigation Strategy
RMAT	Regenerative Medicine Advanced Therapy
SAD	Single-Ascending Dose
SBS	Short Bowel Syndrome
SC	Subcutaneous
scFb	Single Chain Variable Fragment
SEC	Securities and Exchange Commission
SFA	U.S. Securities and Future Act
SOX	Sarbanes-Oxley Act of 2002
TEAEs	Treatment-Emergent Adverse Events
TNF	Tumor Necrosis Factor
UC	Ulcerative Colitis
USPTO	U.S. Patent Trademark Office
USRPHC	U.S. Real Property Holding Corporation

APPLIED MOLECULAR TRANSPORT INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Applied Molecular Transport Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Applied Molecular Transport Inc. (the “Company”) as of December 31, 2019 and 2018, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has forecast cash needs in excess of current liquidity that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Francisco, California

April 10, 2020

We have served as the Company’s auditor since 2019.

APPLIED MOLECULAR TRANSPORT INC.

Balance Sheets

(in thousands, except share and per share amounts)

	As of December 31,		Pro Forma Stockholders’ Equity as of December 31, 2019
	2018	2019
			(unaudited)
Assets:
Current assets:
Cash and cash equivalents	$20,288	$12,727
Short-term investments	—	19,676
Prepaid expenses and other current assets	434	1,050

Total current assets	20,722	33,453
Property and equipment, net	2,358	4,091
Long-term investments	—	249
Restricted cash	—	108
Other assets	164	632

Total assets	$23,244	$38,533

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit):
Current liabilities:
Accounts payable	$2,831	$2,666
Accrued expenses	305	1,315
Other current liabilities	—	55

Total current liabilities	3,136	4,036
Deferred rent	501	526
Other long-term liabilities	—	58

Total liabilities	3,637	4,620

Commitments and contingencies (Note 6)

Series A convertible preferred stock, $0.0001 par value, 5,157,213 shares authorized, issued and outstanding, as of December 31, 2018 and 2019; aggregate liquidation preference of $33,000 as of December 31, 2018 and 2019; no shares issued and outstanding, pro forma (unaudited)	32,826	32,826	$—
Series B convertible preferred stock, $0.0001 par value, 3,992,925 and 3,992,919 shares authorized as of December 31, 2018 and 2019; 3,992,919 shares issued and outstanding, as of December 31, 2018 and 2019; aggregate liquidation preference of $31,025 as of December 31, 2018 and 2019; no shares issued and outstanding, pro forma (unaudited)	30,921	30,921	—
Series C convertible preferred stock, $0.0001 par value, zero and 4,816,160 shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively; aggregate liquidation preference of zero and $41,949 as of December 31, 2018 and 2019, respectively; no shares issued and outstanding, pro forma (unaudited)	—	41,868	—

Stockholders’ equity (deficit):
Common stock, $0.0001 par value, 21,045,045 and 32,000,000 shares authorized; 7,360,738 shares issued and outstanding as of December 31, 2018 and 2019; 21,327,030 shares issued and outstanding, pro forma (unaudited)	1	1	2
Additional paid-in capital	610	1,078	106,692
Accumulated other comprehensive income	—	13	13
Accumulated deficit	(44,751)	(72,794)	(72,794)

Total stockholders’ equity (deficit)	(44,140)	(71,702)	$33,913

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$23,244	$38,533

The accompanying notes are an integral part of these financial statements.

APPLIED MOLECULAR TRANSPORT INC.

Statements of Operations and Comprehensive Loss

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2018	2019
Operating expenses:
Research and development	$27,930	$24,316
General and administrative	1,938	3,974

Total operating expenses	29,868	28,290

Loss from operations	(29,868)	(28,290)
Other income, net	—	247

Net loss	$(29,868)	$(28,043)

Net loss per share, basic and diluted	$(4.08)	$(3.81)

Weighted-average shares of common stock outstanding, basic and diluted	7,319,531	7,360,738

Pro forma net loss per share, basic and diluted (unaudited)		$(1.59)

Pro forma weighted-average shares of common stock outstanding, basic and diluted (unaudited)		17,611,218

Comprehensive loss:
Net loss	$(29,868)	$(28,043)
Other comprehensive income:
Unrealized gain on investments	—	13

Total comprehensive loss	$(29,868)	$(28,030)

The accompanying notes are an integral part of these financial statements.

APPLIED MOLECULAR TRANSPORT INC.

Statements of Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share amounts)

	Convertible Preferred Stock								Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Series A		Series B		Series C		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
As of January 1, 2018	5,157,213	$32,826	—	$—	—	$—	7,208,000	$1	$255	$—	$(14,883)	$(14,627)
Issuance of Series B convertible preferred stock, net of issuance costs of $104	—	—	3,992,919	30,921	—	—	—	—	—	—	—	—
Exercise of common stock options	—	—	—	—	—	—	152,738	—	5	—	—	5
Stock-based compensation expense	—	—	—	—	—	—	—	—	340	—	—	340
Capital contribution from stockholders	—	—	—	—	—	—	—	—	10	—	—	10
Net loss	—	—	—	—	—	—	—	—	—	—	(29,868)	(29,868)

As of December 31, 2018	5,157,213	32,826	3,992,919	30,921	—	—	7,360,738	1	610	—	(44,751)	(44,140)
Issuance of Series C convertible preferred stock, net of issuance costs of $81	—	—	—	—	4,816,160	41,868	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	468	—	—	468
Unrealized gain on investments	—	—	—	—	—	—	—	—	—	13	—	13
Net loss	—	—	—	—	—	—	—	—	—	—	(28,043)	(28,043)

As of December 31, 2019	5,157,213	$32,826	3,992,919	$30,921	4,816,160	$41,868	7,360,738	$1	$1,078	$13	$(72,794)	$(71,702)

The accompanying notes are an integral part of these financial statements.

APPLIED MOLECULAR TRANSPORT INC.

Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2018	2019
Operating activities
Net loss	$(29,868)	$(28,043)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	629	706
Stock-based compensation expense	340	468
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(380)	(414)
Other assets	—	(468)
Accounts payable	2,242	(363)
Accrued expenses	(456)	1,009
Other current liabilities	—	55
Deferred rent	43	25
Other long-term liabilities	—	58

Net cash used in operating activities	(27,450)	(26,967)

Investing activities
Purchases of property and equipment	(545)	(2,153)
Purchases of investments	—	(20,620)
Sales and maturities of investments	—	639

Net cash used in investing activities	(545)	(22,134)

Financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs of $104 and $81, respectively	30,921	41,868
Principal payments on capital lease obligations	—	(88)
Proceeds from exercise of common stock options	5	—
Payment of deferred offering costs	—	(132)

Net cash provided by financing activities	30,926	41,648

Net increase (decrease) in cash, cash equivalents and restricted cash	2,931	(7,453)
Cash, cash equivalents and restricted cash beginning of year	17,521	20,288

Cash, cash equivalents and restricted cash end of year	$20,452	$12,835

Supplemental cash flow data:
Cash paid for interest on capital lease obligations	$—	$2

Supplemental disclosure of non-cash investing and financing activities:
Property and equipment held in accounts payable	$195	$394

Deferred offering costs held in accounts payable	$—	$234

Capital contribution from stockholders	$10	$—

The accompanying notes are an integral part of these financial statements.

APPLIED MOLECULAR TRANSPORT INC.

Notes to the Financial Statements

1. Organization and Principal Activities

Description of Business

Applied Molecular Transport Inc. (the Company) is a clinical-stage biopharmaceutical company leveraging its proprietary technology platform to design and develop a pipeline of novel oral biologic product candidates to treat autoimmune, inflammatory, metabolic, and other diseases. The Company is building a portfolio of oral product candidates based on its technology platform including its lead product candidate, AMT-101, an oral GI-selective rhIL-10 that has completed a Phase 1b clinical trial in patients with ulcerative colitis (UC). The Company’s other lead product candidate, AMT-126, is a GI-selective oral fusion of rhIL-22 and the Company’s proprietary carrier molecule currently in development for diseases related to IE barrier function defects driven by activation of the innate immune system. The Company’s technology platform enables it to design and develop various oral biologic therapeutic modalities, such as peptides, proteins, full-length antibodies, antibody fragments, and RNA therapeutics, with potentially significant advantages over existing marketed and development-stage drugs.

Since the date of incorporation in Delaware on November 21, 2016, the Company has devoted substantially all of its resources to research and development activities, including research activities such as drug discovery, preclinical studies, and clinical trials as well as development activities such as the manufacturing of clinical and research material, establishing and maintaining an intellectual property portfolio, hiring personnel, raising capital, and providing general and administrative support for these operations.

Liquidity and Capital Resources

The Company has incurred significant losses and negative cash flows from operations. During the year ended December 31, 2019, the Company incurred a net operating loss of $28.0 million and used $27.0 million of cash in operations. As of December 31, 2019, the Company had an accumulated deficit of $72.8 million and does not expect positive cash flows from operations in the foreseeable future. The Company expects to incur significant and increasing losses until regulatory approval is granted for the lead product candidate. Regulatory approval is not guaranteed and may never be obtained. As a result, these conditions raise substantial doubt about its ability to continue as a going concern.

The Company has historically financed its operations primarily through private placements of its convertible preferred stock. The Company may seek to raise capital through debt financings, private or public equity financings, license agreements, collaborative agreements or other arrangements with other companies, or other sources of financing. There can be no assurance that such financing will be available or will be at terms acceptable to the Company.

The Company may not be able to obtain sufficient additional funding through debt financings, private or public equity financings, license agreements, collaborative agreements or other arrangements with other companies, or other sources of financing. If the Company is able to do so, the financial terms may not be satisfactory to support its operations. Therefore, there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued.

These financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary in the event the Company can no longer continue as a going concern.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company bases its estimates on historical experience and market-specific or other relevant assumptions that it believes are reasonable under the circumstances. Assets and liabilities reported in the Company’s balance sheet and expenses and income reported are affected by estimates and assumptions, which are used for, but are not limited to, determining the fair value of assets and liabilities, including research and development expenses, common stock valuation, income tax uncertainties, and measurement of stock-based compensation expense. Actual results could differ from such estimates or assumptions.

Unaudited Pro Forma Financial Information

Immediately prior to the closing of an initial public offering (IPO) in which the gross cash proceeds are at least $50.0 million, or upon a written request from the holders of a majority shares of convertible preferred stock then outstanding, voting together as a single class, all outstanding shares of convertible preferred stock will convert into common stock. Pro forma basic and diluted net loss per share has been computed to give effect to the conversion of all outstanding convertible preferred stock into shares of common stock (as defined in Note 5 below). The unaudited pro forma net loss per share does not include the shares expected to be sold and related proceeds to be received from an IPO. The unaudited pro forma net loss per share for the year ended December 31, 2019 was computed using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of convertible preferred stock, as if such conversion had occurred at the beginning of the period, or their issuance dates, if later.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, and investments. The Company invests in U.S. Treasury securities. The Company maintains bank deposits in federally insured financial institutions and these deposits may exceed federally insured limits. The Company is exposed to credit risk in the event of default by the financial institutions holding its cash, cash equivalents, and investments to the extent recorded in the balance sheet. The Company has not experienced any losses on its deposits of cash, cash equivalents, and investments. The Company is subject to a number of risks similar to other early-stage biopharmaceutical companies, including, but not limited to, the need to obtain adequate additional funding, possible failure of current or future preclinical studies or clinical trials, its reliance on third parties to conduct its clinical trials, the need to obtain regulatory and marketing approvals for its product candidates, competitors developing new technological innovations, the need to successfully commercialize and gain market acceptance of the Company’s product candidates, protection of its proprietary technology, and the need to secure and maintain adequate manufacturing arrangements with third parties. If the Company does not successfully commercialize or partner any of its product candidates, it will be unable to generate product revenue or achieve profitability.

Operating Segment

The Company operates and manages its business as one reportable and operating segment, which is the business of designing and developing a pipeline of novel oral biologic product candidates to treat autoimmune, inflammatory, metabolic, and other diseases. The Company’s chief executive officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for allocating and evaluating financial performance.

Cash and Cash Equivalents

As of December 31, 2018 and 2019, cash and cash equivalents were held in operating accounts at financial institutions. Such deposits have and will continue to exceed federally insured limits in the foreseeable future. The Company considers all highly liquid investments purchased with original maturities of 90 days or less from the purchase date to be cash equivalents. Cash equivalents consist primarily of amounts invested in short-term U.S. government obligations.

Restricted Cash

The Company did not have restricted cash during the year ended December 31, 2018. As of December 31, 2019, the Company had cash held in a collateral account related to a letter of credit issued on behalf of the Company for the security deposit on the subleased property in South San Francisco. The collateralized cash in connection with the letter of credit was classified as restricted cash on the balance sheet as of December 31, 2019 based on the terms of the sublease agreement, which expires in 2022, unless extended. The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the balance sheets:

	As of December 31,
	2018	2019
	(in thousands)
Cash and cash equivalents	$20,288	$12,727
Restricted cash	—	108

Total cash, cash equivalents and restricted cash	$20,288	$12,835

Investments

The Company did not hold investments during the year ended December 31, 2018. As of December 31, 2019, the Company’s investments have been classified and accounted for as available-for-sale securities. Fixed income securities consist of U.S. Treasury securities. Unrealized gains and losses on these securities are included as a separate component of accumulated other comprehensive income. The cost of investment securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in other income, net. Realized gains and losses and declines in fair value judged to be other-than-temporary, if any, are also included in other income, net. The Company evaluates securities for other-than- temporary impairment at the balance sheet date. Declines in fair value determined to be other-than-temporary are also included in other income, net. The Company classifies its investments as short or long term primarily based on the remaining contractual maturity of the securities.

Property and Equipment, Net

Property and equipment are presented at cost, net of accumulated depreciation. Depreciation is recorded using the straight-line method. Depreciation begins at the time the asset is placed in service. Maintenance and repairs are charged to expense as incurred and costs of major replacement or improvement are capitalized. The Company’s estimated useful lives of its property and equipment are as follows:

Laboratory and manufacturing equipment	5 years
Computer and office equipment	3 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life

Impairment of Long-Lived Assets

The Company evaluates the carrying amount of its long-lived assets whenever events or changes in circumstances indicate that the assets may not be recoverable. An impairment loss is recognized when an asset no longer has any utility to the Company. There was no impairment on long-lived assets during the years ended December 31, 2018 and 2019.

Leases

The Company may enter into lease agreements that are classified as either operating or capital leases under Accounting Standards Codification (ASC) 840, Leases. The Company records rent expense on a straight-line basis over the life of the lease from the date that it obtains the legal right to use and control the leased space. In cases where there is a free rent period or future fixed rent escalations, the Company records a deferred rent liability. Deferred rent consists of the difference between cash payments and the rent expense recognized. Building improvements made with lease incentives or tenant allowances are capitalized as leasehold improvements and included in property and equipment in the balance sheet.

Convertible Preferred Stock

The Company records convertible preferred stock at fair value on the dates of issuance, net of issuance costs. Upon the occurrence of certain events that are outside the Company’s control, including a deemed liquidation event, holders of the convertible preferred stock can cause redemption for cash. Therefore, convertible preferred stock is classified outside of stockholders’ deficit on the balance sheet as events triggering the liquidation preferences are not solely within the Company’s control. The carrying values of the convertible preferred stock are adjusted to their liquidation preferences if and when it becomes probable that such a liquidation event will occur.

Research and Development Expenses

Research and development expenses are charged to expense as incurred. Research and development expenses include personnel costs related to research and development activities, materials costs, external clinical drug product manufacturing costs, outside services costs, repair, maintenance and depreciation costs for research and development equipment, as well as facility costs for laboratory space used for research and development activities.

Accrued Research and Development Expenses

The Company records accruals for estimated costs of research, preclinical studies, clinical trials, and manufacturing development, within accrued expenses which are significant components of research and development expenses. A substantial portion of the Company’s ongoing research and development activities is conducted by third-party service providers, contract research organizations (CROs) and contract development and manufacturing organizations (CDMOs). The Company’s contracts with the CROs and CDMOs generally include fees such as initiation fees, reservation fees, costs related to animal studies and safety tests, verification run costs, materials and reagents expenses, taxes, etc. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided to the Company under such contracts. The Company accrues the costs incurred under agreements with these third parties based on estimates of actual work completed in accordance with the respective agreements. The Company determines the estimated costs through discussions with internal personnel and external service providers as to the progress, stage of completion or actual timeline (start-date and end-date) of the services and the agreed-upon fees to be paid for such services.

If the actual timing of the performance of services or the level of effort varies from the estimate, the Company adjusts accrued expenses or prepaid expenses accordingly, which impact research and development expenses. Although the Company does not expect its estimates to be materially different from amounts actually incurred, the Company’s understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to the Company’s prior estimates of research and development expenses.

Stock-Based Compensation Expense

The Company maintains an equity incentive plan as a long-term incentive for employees, consultants, and directors. The plan allows for the issuance of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock grants, and restricted stock units. As of December 31, 2018 and 2019, no stock appreciation rights, restricted stock grants, restricted stock units or performance-based awards were issued.

The Company accounts for stock-based compensation expense by measuring and recognizing compensation expense for all share-based payments made to employees and non-employees based on estimated grant-date fair values. The Company uses the straight-line method to allocate compensation cost to reporting periods over each recipient’s requisite service period, which is generally the vesting period. The Company recognizes actual forfeitures by reducing the stock-based compensation expense in the same period as the forfeitures occur.

The Company estimates the fair value of stock options granted to employees and non-employees using the Black-Scholes model. The Black-Scholes model requires the input of subjective assumptions, including expected volatility, expected dividend yield, expected term and the risk-free rate of return.

Income Taxes

The Company accounts for income taxes using the asset and liability method. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns subject to a determinable valuation allowance.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

In evaluating the ability to recover its deferred income tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. In the event the Company determines that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, it would make an adjustment to the valuation allowance that would reduce the provision for income taxes. Conversely, in the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period when such determination is made. As of December 31, 2018 and 2019, the Company recorded a full valuation allowance on its deferred tax assets.

Tax benefits related to uncertain tax positions are recognized when it is more likely than not that a tax position will be sustained during an audit. It is the Company’s policy to classify interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value Measurement

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, or an exit price, in the principal or most advantageous market for that asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurement establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs when measuring fair value.

The Company determined the fair value of financial assets and liabilities using the fair value hierarchy that describes three levels of inputs that may be used to measure fair value, as follows:

•	Level 1—Quoted prices in active markets for identical assets and liabilities;

•

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of December 31, 2018, fair value measurements consisted mainly of cash. As of December 31, 2019, fair value measurements consisted mainly of cash, cash equivalents, and investments. The carrying amounts of these instruments approximate their fair value.

Comprehensive Loss

Comprehensive loss is defined as a change in equity of a business enterprise during a period, resulting from transactions from non-owner sources.

Deferred Offering Costs

Offering costs which consist of legal, accounting, printer, consulting, banking and filing fees related to the anticipated IPO are deferred and will be offset against proceeds from the IPO upon the effectiveness of the offering. In the event the offering is terminated, all deferred offering costs will be expensed. There were no deferred offering costs for the IPO as of December 31, 2018. As of December 31, 2019, deferred offering costs of $0.4 million were recorded as other current assets in the accompanying balance sheet.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded if and when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Recent Accounting Pronouncements

The Company is an emerging growth company (EGC) as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act) and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. Section 107 of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with those standards. The Company has elected to use the extended transition period for complying with new or revised accounting standards.

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s financial position or results of operations upon adoption.

In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, Leases (ASC 842) (ASU 2016-02), which for operating leases requires the lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments in its balance sheet. The guidance also requires a lessee to recognize single lease costs, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In November 2019, the FASB issued ASU 2019-10 which extends the effective date of ASU 2016-02 for non-public business entities, including smaller reporting companies, to fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company intends to adopt the new guidance as of January 1, 2021. The Company is currently evaluating the impacts of adopting ASU 2016-02.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 eliminates certain exceptions for recognizing deferred taxes for investments, performing intraperiod allocation and calculating income taxes in interim periods. This ASU also includes guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. ASU 2019-12 is effective for annual and interim periods in fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact this change will have on its financial statements.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09 Revenue from Contracts with Customers (ASC 606), and further updated through ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company adopted ASU 2014-09 effective January 1, 2018. The adoption did not have a material impact on the Company’s financial statements as the Company did not recognize revenue during the period presented.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (ASC 718): Improvements to Employee Share-Based Payment Accounting. This ASU simplifies several aspects of the accounting for share-based payment award transactions, including, the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The Company early adopted ASU 2016-09 effective January 1, 2017. The adoption did not have a material impact on the Company’s financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Restricted Cash (ASC 230). This ASU requires changes in restricted cash during the period to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. If cash, cash equivalents and restricted cash are presented in more than one line item on the balance sheet, the new guidance requires a reconciliation of the total in the statement of cash flows to the related captions in the balance sheet. This guidance is effective for fiscal periods beginning after December 15, 2017 and interim periods within that fiscal year, with early adoption permitted. The amendments in this ASU should be applied retrospectively to all periods presented. Refer to the discussion of restricted cash in Note 2.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (ASC 718): Improvements to Nonemployee Share-Based Payment Accounting, which aligns the accounting for share-based payment awards issued to employees and nonemployees. Under ASU 2018-07, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost. The Company early adopted ASU 2018-07 effective January 1, 2017 for measurement of the non-statutory stock options granted to consultants. The adoption did not have a material impact on the Company’s financial statements.

3. Fair Value Measurements

The Company did not hold investments during the year ended December 31, 2018. As of December 31, 2019, the Company held $19.9 million of investment securities, comprised of U.S. Treasury securities.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Financial instruments classified within Level 2 of the fair value hierarchy are valued based on other observable inputs. When quoted prices in active markets for identical assets or liabilities are not available, the Company relies on non-binding quotes from its investment managers, which are based on proprietary valuation models of independent pricing services. These models generally use inputs such as observable market data, quoted market prices for similar instruments, or historical pricing trends of a security relative to its peers. To validate the fair value determination provided by its investment managers, the Company reviews the pricing movement in the context of overall market trends and trading information from its investment managers. In addition, the Company assesses the inputs and methods used in determining the fair value in order to determine the classification of securities in the fair value hierarchy.

The carrying amounts of cash equivalents and marketable securities approximate their fair value based upon quoted market prices. Certain of the Company’s financial instruments are not measured at fair value on a recurring basis, but are recorded at amounts that approximate their fair value due to their liquid or short-term nature, such as cash, accounts payable and accrued expenses.

The following tables summarize the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2019:

		December 31, 2019
	Fair Value Hierarchy Level	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash equivalents
U.S. government obligations(1)	Level 1	$69	$—	$—	$69
Short-term and long-term investments
U.S. Treasury securities	Level 2	19,912	13	—	19,925

Total		$19,981	$13	$—	$19,994

(1)	Included in cash and cash equivalents on the balance sheet

There were no transfers between Levels 1, 2, or 3 during the year ended December 31, 2019.

4. Balance Sheet Components

Property and Equipment, Net

Property and equipment, net, consisted of the following:

	December 31,
	2018	2019
	(in thousands)
Laboratory and manufacturing equipment	$2,974	$3,062
Computer and office equipment	189	202
Leasehold improvements	172	242
Capital leases	—	188
Construction in progress	—	2,080

	3,335	5,774
Accumulated depreciation	(977)	(1,683)

Total property and equipment, net	$2,358	$4,091

Depreciation was $0.6 million and $0.7 million for the years ended December 31, 2018 and 2019, respectively.

Accrued Expenses

Accrued expenses consisted of the following:

	December 31,
	2018	2019
	(in thousands)
Accrued compensation expenses	$200	$694
Accrued research and development expenses	105	621

Total accrued expenses	$305	$1,315

5. Capital Structure

Common Stock

As of December 31, 2018 and 2019, the Company was authorized to issue 21,045,045 and 32,000,000 shares of $0.0001 par value common stock, respectively. Common stockholders are entitled to dividends if and when declared by the Board of Directors of the Company (Board of Directors) and after any convertible preferred share dividends are fully paid. The holder of each share of common stock is entitled to one vote. As of December 31, 2019, no dividends were declared.

Common stock reserved for future issuance, on an as converted basis, consisted of the following:

	December 31,
	2018	2019
Series A convertible preferred stock	5,157,213	5,157,213
Series B convertible preferred stock	3,992,919	3,992,919
Series C convertible preferred stock	—	4,816,160
Stock options, issued and outstanding	1,774,858	2,143,368
Stock options, authorized for future issuance	1,803,912	1,435,402

Total	12,728,902	17,545,062

Convertible Preferred Stock

From November 2016 through December 2016, the Company sold an aggregate of 5,157,213 shares of Series A convertible preferred stock (Series A) at $6.3988 per share for proceeds of $32.8 million, net of issuance costs of $0.2 million.

From September 2018 through October 2018, the Company sold an aggregate of 3,992,919 shares of Series B convertible preferred stock (Series B) at $7.7700 per share for proceeds of $30.9 million, net of issuance costs of $0.1 million.

From September 2019 through October 2019, the Company sold an aggregate of 4,816,160 shares of Series C convertible preferred stock (Series C) at $8.7100 per share for proceeds of $41.9 million, net of issuance costs of $0.1 million.

Issued and outstanding convertible preferred stock and its principal terms during the year ended December 31, 2018 were as follows:

	As of December 31, 2018
Series	Shares Authorized	Shares Issued and Outstanding	Original Issue Price Per Share	Aggregate Liquidation Amount	Net Carrying Value
	(in thousands, except for share and per share amounts)
Series A	5,157,213	5,157,213	$6.3988	$33,000	$32,826
Series B	3,992,925	3,992,919	$7.7700	31,025	30,921

Total	9,150,138	9,150,132		$64,025	$63,747

Issued and outstanding convertible preferred stock and its principal terms during the year ended December 31, 2019 were as follows:

	As of December 31, 2019
Series	Shares Authorized	Shares Issued and Outstanding	Original Issue Price Per Share	Aggregate Liquidation Amount	Net Carrying Value
	(in thousands, except for share and per share amounts)
Series A	5,157,213	5,157,213	$6.3988	$33,000	$32,826
Series B	3,992,919	3,992,919	$7.7700	31,025	30,921
Series C	4,816,160	4,816,160	$8.7100	41,949	41,868

Total	13,966,292	13,966,292		$105,974	$105,615

The holders of convertible preferred stock have various rights and preferences including the following:

Optional Conversion

Each share of convertible preferred stock shall be convertible, at the option of the holder, into such number of fully paid shares of common stock as is determined by dividing the original issue price by the conversion price in effect at the time of conversion. As of December 31, 2018 and 2019, the initial conversion price per share of convertible preferred stock is equivalent to the original issue price and as such convert on a one-for-one basis prior to any adjustments.

The respective applicable conversion price is subject to adjustment upon any future stock splits or stock combinations, reclassifications or exchanges of similar stock, upon a reorganization, merger or consolidation of the Company, upon the issuance or sale by the Company of common stock for consideration less than the applicable conversion price.

Mandatory Conversion

Each share of Series A, Series B and Series C automatically converts into the number of shares of common stock determined in accordance with the conversion rate upon the earlier of (i) the closing of an IPO in which the offering price per share is not less than $13.065 (as adjusted for recapitalizations) and the aggregate gross cash proceeds are at least $50.0 million, or (ii) written request for such conversion from the holders of a majority shares of convertible preferred stock then outstanding, voting together as a single class. Mandatory conversion pursuant to the clause (ii) also requires a separate approval from the holders of a majority of Series B and the holders of a majority of Series C then outstanding.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of convertible preferred stock shall be entitled to receive, out of the assets of the Company, prior and in preference to any distribution to the holders of the common stock, an amount equal to the original issuance prices of each series and all declared but unpaid dividends, if any.

If the assets and funds to be distributed among the holders of convertible preferred stock are insufficient to permit the payment to such holders, then the entire assets and funds of the Company legally available for distribution will be distributed ratably among the holders of convertible preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

After the payment to the holders of convertible preferred stock of the full preferential amount specified above, any remaining assets of the Company shall be distributed pro rata among the holders of common stock.

Dividends

The holders of the outstanding shares of convertible preferred stock are entitled to receive noncumulative dividends of $0.5119 per share of Series A, $0.6216 per share of Series B, and $0.6968 per share of Series C if and when declared by the Board of Directors. Such dividends are payable in preference to any dividends for common stock declared by the Board of Directors.

Payment of any dividends to the holders of convertible preferred stock shall be made on a pro rata, pari passu basis, in proportion to the amount due to each series. No dividends were declared between date of incorporation and December 31, 2019.

Voting

Each holder of convertible preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which such shares of convertible preferred stock could then be converted as of the record date.

The holders of Series A, Series B and Series C each voting as a separate series, are entitled to elect one director to the Board of Directors. Additionally, holders of common stock, voting as a separate class, have the right to elect two directors to the Board of Directors. All common and preferred stockholders, voting together as a single class on an as-converted basis, are entitled to elect the balance of the total number of directors to the Board of Directors.

6. Commitments and Contingencies

Contingencies

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of business. The Company was not subject to any material legal proceedings during the years ended December 31, 2018 and 2019, and no material legal proceedings are currently pending or threatened.

Indemnification

In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. As permitted under Delaware law and in accordance with its bylaws, the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is or was serving in such capacity. The Company is also party to indemnification agreements with its officers and directors. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments that the Company could be required to make under these provisions is not determinable. The Company has never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. The Company is not currently aware of any indemnification claims. Accordingly, the Company has not recorded any liabilities for these indemnification rights and agreements as of December 31, 2018 and 2019.

Operating Leases

In December 2016, the Company entered into an operating lease agreement for its office in South San Francisco, California. The lease term is 88 months from the execution date through August 2024. Under the lease agreement, the Company has two three-year options to extend the lease term, potentially through August 2030.

In October 2019, the Company entered into a new sublease as lessee effective as of October 2019, for approximately 11,417 square feet of office and laboratory space located in South San Francisco, California. The new sublease has a term of 32 months and an annual rent amount of approximately $0.7 million.

Capital Leases

During 2019, the Company entered into two capital lease agreements for certain laboratory equipment.

As of December 31, 2019, the Company’s future minimum payments under noncancelable leases were as follows:

Year Ending December 31,	Operating Lease Commitments	Capital Lease Commitments	Total
	(in thousands)
2020	$1,972	$44	$2,016
2021	2,041	33	2,074
2022	1,699	25	1,724
2023	1,457	—	1,457
2024	1,000	—	1,000
Thereafter	—	—	—

Total future minimum lease payments	$8,169	$102	$8,271

During 2019, the Company entered a third agreement to lease certain laboratory equipment. The lease on the laboratory equipment will commence in 2020 and will be classified as a capital lease. The total payments due over the lease term will be $0.7 million and are excluded from the table above.

Rent expense was $1.3 million and $1.5 million for the years ended December 31, 2018 and 2019, respectively.

7. Income Taxes

No provision for, or benefit from, income taxes was recorded for the years ended December 31, 2018 and 2019. The Company has established a full valuation allowance against its net deferred tax assets due to the uncertainty regarding the realization of such assets. All losses to date have been incurred domestically.

The effective income tax rate of the Company’s provision for income taxes differed from the federal statutory rate as follows:

	Year Ended December 31,
	2018	2019
Statutory income tax rate	21.0%	21.0%
State income tax	8.1	9.8
Stock-based compensation expense	(0.2)	(0.3)
Tax credits	0.3	4.7
Other	—	(0.1)
Valuation allowance	(29.2)	(35.1)

Total effective income tax rate	—%	—%

Significant components of deferred tax assets for federal and state income taxes were as follows:

	Year Ended December 31,
	2018	2019
	(in thousands)
Deferred tax assets:
Net operating losses	$11,821	$19,214
Accrued expenses	201	345
Tax credits	1,291	3,545
Other current assets	7	6
Stock-based compensation expense	9	52

Total deferred tax assets	13,329	23,162

Deferred tax liabilities:
Property and equipment, net	(42)	(25)

Total deferred tax liabilities	(42)	(25)

Valuation allowance	(13,287)	(23,137)

Net deferred tax assets	$—	$—

Realization of future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carryforward period. Due to the Company’s history of operating losses and future sources of taxable income, the Company believes that the recognition of the deferred tax assets is currently not more likely than not to be realized and, accordingly, have provided a full valuation allowance against net deferred tax assets. For the years ended December 31, 2018 and 2019, the net increase in the valuation allowance was $8.7 million and $9.9 million, respectively.

As of December 31, 2019, the Company had federal net operating loss carryforwards of $67.9 million, of which $13.3 million federal net operating losses generated before January 1, 2018 will begin to expire in 2036. Federal net operating losses of $54.6 million generated after December 31, 2017 will carryforward indefinitely but are subject to the 80% taxable income limitation for tax years beginning after December 31, 2020. As of December 31, 2019, the Company had state net operating loss carryforwards of $68.8 million, which will begin to expire in 2036.

As of December 31, 2019, the Company had federal general business credits from research and development expenses totaling $3.1 million, as well as state research and development credits of $2.0 million. The federal credits will expire at various dates beginning in 2036, if not utilized. The state net operating loss carryforwards will expire at various dates beginning in 2036, if not utilized. The state research and development tax credits can be carried forward indefinitely.

The amount of benefit from net operating loss and tax credit carryforwards may be impaired or limited in certain circumstances. Events which may cause a limitation in the amount of net operating losses and tax credits the Company can utilize include a cumulative ownership change of more than 50%, as defined by Internal Revenue Code Section 382, over a three-year testing period. Such changes may result in limitations upon the Company’s ability to utilize the losses in future periods.

The Company files U.S. federal and state tax returns with varying statutes of limitations. Due to net operating loss and credit carryforwards, all of the tax years since the date of incorporation through the 2019 tax year remain subject to examination by the U.S. federal and some state authorities. The actual amount of any taxes due could vary significantly depending on the ultimate timing and nature of any settlement.

Uncertain Tax Benefits

The Company uses the “more likely than not” criterion for recognizing the income tax benefit of uncertain income tax positions and establishing measurement criteria for income tax benefits. It is reasonably possible that certain unrecognized tax benefits may increase or decrease within the next 12 months as of December 31, 2019 due to tax examination changes, settlement activities, expirations of statute of limitations, or the impact on recognition and measurement considerations related to the results of published tax cases or other similar activities. The Company does not anticipate any significant changes to unrecognized tax benefits over the next 12 months as of December 31, 2019.

No tax impact related to uncertain tax positions was recorded within the financial statements in relation to uncertain tax positions as of December 31, 2018 or 2019.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits was as follows:

	Year Ended December 31,
	2018	2019
	(in thousands)
Gross unrecognized tax benefit as of January 1	$197	$390
Additions for tax positions taken in prior years	—	215
Additions for tax positions taken in the current year	193	407

Gross unrecognized tax benefit as of December 31	$390	$1,012

During the years ended December 31, 2018 and 2019, no interest or penalties were required to be recognized relating to unrecognized tax benefits. In the event the Company should need to recognize interest and penalties related to unrecognized income tax liabilities, this amount will be recorded as an accrued expense and an increase to income tax expense.

8. Equity Incentive Plan and Stock-Based Compensation Expense

2016 Equity Incentive Plan

The Company adopted the 2016 Equity Incentive Plan (the 2016 Plan), which provides for the granting of incentive stock options (ISO), non-statutory stock options (NSO) and restricted shares to employees, directors, and consultants. Under the 2016 Plan, a total of 3,739,508 shares have been reserved for issuance.

Since the date of incorporation and through December 31, 2019, the Company issued stock options to its employees and consultants. In most instances, the options vest over a four-year period, subject to continuing service.

Options under the 2016 Plan may be granted for periods of up to 10 years and at prices no less than 100% of the estimated fair value of the underlying shares of common stock on the date of grant as determined by the Board of Directors provided that the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. The 2016 Plan requires that options be exercised no later than 10 years after the grant. Options granted to employees generally vest ratably on a monthly basis over four years, subject to cliff vesting restrictions.

The following summarizes stock option activity under the 2016 Plan:

	Options Outstanding
	Shares Available for Grant	Total Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value
				(in years)	(in thousands)
Outstanding as of January 1, 2018	1,606,988	2,124,520	$0.66
Additions	—	—	—
Granted	(269,000)	269,000	$2.25
Exercised	—	(152,738)	$0.03
Cancelled	465,924	(465,924)	$1.09

Outstanding as of December 31, 2018	1,803,912	1,774,858	$0.84		$2,815
Additions	—	—	—
Granted	(773,688)	773,688	$2.38
Exercised	—	—	—
Cancelled	405,178	(405,178)	$1.81

Outstanding as of December 31, 2019	1,435,402	2,143,368	$1.22	7.3	$10,555

Exercisable as of December 31, 2019	—	1,323,564	$0.58	6.3	$7,357

Weighted-average grant-date fair value of the options granted during the years ended December 31, 2018 and 2019 was $1.47 per share and $1.61, respectively. The intrinsic value of the options exercised during the year ended December 31, 2018 was $0.4 million. There were no options exercised during the year ended December 31, 2019.

As of December 31, 2019, the total stock-based compensation expense related to options granted but not yet amortized was $1.1 million and will be recognized over a weighted-average period of approximately 2.6 years.

Fair Value Measurement

The Company estimated the fair value of stock options using the Black-Scholes option pricing model. The fair value of employee and non-employee stock options is being amortized on the straight-line basis over the requisite service period of the awards.

The fair value of the shares of common stock underlying stock options has historically been determined by the Board of Directors. Because there has been no public market for the Company’s common stock, the Board of Directors has determined the fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors including: external market conditions affecting the pharmaceutical and biotechnology industry and trends within the industry; the Company’s stage of development; the rights, preferences and privileges of the Company’s convertible preferred stock relative to those of the Company’s common stock; the prices at which the Company sold shares of its convertible preferred stock; the Company’s financial condition and operating results, including levels of available capital resources; the progress of the Company’s research and development efforts and business strategy; equity market conditions affecting comparable public companies; general U.S. market conditions; and the lack of marketability of the Company’s common stock.

The Black-Scholes option-pricing model requires the use of highly subjective assumptions which determine the fair value of stock-based awards. These assumptions include:

•	Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

•

Expected volatility—Since the Company is privately held and does not have any trading history for its common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded biotechnology companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, stage in the life cycle or area of specialty. The Company will continue to apply this process until enough historical information regarding the volatility of its own stock becomes available.

•

Expected term—The expected term represents the period that stock-based awards are expected to be outstanding. The expected term for option grants is determined using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the stock-based awards.

•	Expected dividend yield—The Company has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, the Company used an expected dividend yield of zero.

For options granted to non-employee consultants, the fair value of these options is also remeasured using the Black-Scholes option-pricing model reflecting the same assumptions as applied to employee options in each of the reported periods, other than the expected life, which is assumed to be the remaining contractual life of the option.

The fair value of each employee stock option grant during the years ended December 31, 2018 and 2019 was estimated using the following weighted-average assumptions:

	Year Ended December 31,
	2018	2019
Risk-free interest rate	3.0%	2.3%
Expected volatility	60.0%	70.0%
Expected term (years)	6.08	6.08
Expected dividend yield	—	—

Stock-Based Compensation Expense

The following table summarizes the components of stock-based compensation expense recognized in the Company’s statement of operations and comprehensive loss during 2018 and 2019:

	Year Ended December 31,
	2018	2019
	(in thousands)
Research and development expenses	$321	$338
General and administrative expenses	19	130

Total stock-based compensation expense	$340	$468

9. Net Loss, Net Loss Per Share and Unaudited Pro Forma Net Loss Per Share

The following table sets forth the computation of the basic and diluted net loss per share:

	Year Ended December 31,
	2018	2019
	(in thousands, except share and per share amounts)
Numerator:
Net loss	$(29,868)	$(28,043)

Denominator:
Weighted-average shares of common stock outstanding used in the calculation of basic and diluted net loss per share	7,319,531	7,360,738

Net loss per share, basic and diluted	$(4.08)	$(3.81)

Basic net loss per share was the same as diluted net loss per share for the years ended December 31, 2018 and 2019, as the inclusion of potentially dilutive securities would have been anti-dilutive. Potentially dilutive securities were as follows:

	December 31,
	2018	2019
Series A convertible preferred stock	5,157,213	5,157,213
Series B convertible preferred stock	3,992,919	3,992,919
Series C convertible preferred stock	—	4,816,160
Total stock options outstanding	1,774,858	2,143,368

Total	10,924,990	16,109,660

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share:

Year Ended December 31, 2019
(in thousands, except share and per share amounts)
Numerator:
Net loss	$(28,043)

Denominator:
Weighted-average shares of common stock outstanding used in the calculation of basic and diluted net loss per share	7,360,738
Pro forma adjustment to reflect assumed conversion of preferred stock, basic and diluted	10,250,480

Pro forma weighted-average shares of common stock outstanding used in the calculation of basic and diluted net loss per share	17,611,218

Pro forma net loss per share, basic and diluted	$(1.59)

10. Subsequent Events

The Company has reviewed and evaluated material subsequent events through April 10, 2020, which is the date the financial statements were issued.

The recent COVID-19 pandemic has impacted financial markets and economies worldwide with a high degree of uncertainty. The Company is evaluating the impact of the pandemic on its business and is currently unable to determine or estimate any impact to its financial condition and results.

Through and including                     , 2020 (the 25th day after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

            Shares

Common Stock

P R O S P E C T U S

BofA Securities

Jefferies

SVB Leerink

                    , 2020

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates except the Securities and Exchange Commission’s registration fee, the Financial Industry Regulatory Authority, Inc.’s (FINRA) filing fee and the Nasdaq Stock Market (Nasdaq) listing fee.

Amount Paid or to Be Paid
SEC Registration Fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that the person acted in good faith and in a manner the person reasonably believed to be in our best interests, and, with respect to any criminal action, had no reasonable cause to believe the person’s actions were unlawful. The DGCL further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation of the registrant to be in effect upon the completion of this offering provides for the indemnification of the registrant’s directors and officers to the fullest extent permitted under the DGCL. In addition, the bylaws of the registrant to be in effect upon the completion of this offering require the registrant to fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was a director or officer of the registrant serving at the registrant’s request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney’s fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, to the fullest extent permitted by applicable law.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock repurchases or redemptions or (4) for any transaction from which the director derived an improper personal benefit. The registrant’s certificate of incorporation to be in effect upon the completion of this offering provides that the registrant’s directors shall not be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director and that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the registrant’s directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the DGCL, the registrant intends to enter into separate indemnification agreements with each of the registrant’s directors and certain of the registrant’s officers which would require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers, or certain other employees.

The registrant expects to obtain and maintain insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits, or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not the registrant would have the power to indemnify such person against such liability under the provisions of the DGCL.

These indemnification provisions and the indemnification agreements intended to be entered into between the registrant and the registrant’s officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement between the registrant and the underwriters to be filed as Exhibit 1.1 to this registration statement provides for the indemnification by the underwriters of the registrant’s directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act with respect to information provided by the underwriters specifically for inclusion in the registration statement.

Item 15. Recent Sales of Unregistered Securities

The following list sets forth information regarding all unregistered securities sold by us since January 1, 2017. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

(1)	In September and October 2018, we issued an aggregate of 3,992,919 shares of our Series B convertible preferred stock at $7.77 per share, for aggregate gross proceeds of $31.0 million.

(2)	In September and October 2019, we issued an aggregate of 4,816,160 shares of our Series C convertible preferred stock at $8.71 per share, for aggregate gross proceeds of $41.9 million.

(3)

Between January 2017 and March 2020, we granted stock options to purchase an aggregate of 4,050,095 shares of common stock upon the exercise of options at exercise prices per share ranging from $0.02 to $6.14.

(4)

Between January 2017 and March 2020, we issued 234,332 shares of common stock upon the exercise of options at exercise prices per share ranging from $0.02 to $2.38, for an aggregate exercise price of approximately $65,147.

The offers, sales, and issuances of the securities described in Items 15(1), (2) and (3) were exempt from registration under the Securities Act under Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited person and had adequate access, through employment, business, or other relationships, to information about the registrant.

The offers, sales, and issuances of the securities described in Items 15(4) and (5) were exempt from registration under the Securities Act under Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were the registrant’s employees, consultants, or directors and received the securities under the registrant’s 2015 and 2016 Plans. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibit and Financial Statement Schedules

(a)	Exhibits.

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1^	Third Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.3^	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1^	Amended and Restated Investors’ Rights Agreement, dated September 30, 2019.

4.2*	Specimen common stock certificate of the Registrant.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1+*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2+^	2015 Equity Incentive Plan and forms of agreement thereunder.

10.3+^	2016 Equity Incentive Plan and forms of agreement thereunder.

10.4+*	2020 Equity Incentive Plan and forms of agreement thereunder.

10.5+*	Executive Incentive Compensation Plan, to be in effect upon the completion of this offering.

10.7+*	Outside Director Compensation Policy.

10.8+*	Confirmatory Employment Letter, by and between the Registrant and Tahir Mahmood, effective as of , 2020.

10.9+*	Confirmatory Employment Letter, by and between the Registrant and Brandon Hants, effective as of , 2020.

10.10+*	Confirmatory Employment Letter, by and between the Registrant and Bittoo Kanwar, effective as of , 2020.

10.11+*	Confirmatory Employment Letter, by and between the Registrant and Elizabeth Bhatt, effective as of , 2020.

10.12+*	Confirmatory Employment Letter, by and between the Registrant and Randall Mrsny, effective as of , 2020.

10.13+^	Lease between the Registrant and AP3-SF2 CT South, LLC, dated December 18, 2016.

10.14+*	Confirmatory Employment Letter, by and between the Registrant and Shawn Cross, effective as of , 2020.

23.1*	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1*	Power of Attorney (reference is made to the signature page thereto).

*	To be filed by amendment.
+	Indicated management contract or compensatory plan.
^	Previously submitted.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on                     , 2020.

APPLIED MOLECULAR TRANSPORT INC.

By:
Tahir Mahmood, Ph.D.
Co-Founder and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Tahir Mahmood, Ph.D., and Shawn Cross as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and substitution, for him or her and in his or her name, place, and stead, in any and all capacities (including his or her capacity as a director and/or officer of Applied Molecular Transport Inc.) to sign any or all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their, his, or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Tahir Mahmood, Ph.D.	Co-Founder, Chief Executive Officer, and Director (Principal Executive Officer)	, 2020

Shawn Cross	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2020

Helen Kim	Chair of the Board	, 2020

Graham Cooper	Director	, 2020

David Lamond	Director	, 2020

Randall Mrsny, Ph.D.	Co-Founder, Chief Scientific Officer, and Director	, 2020

Aaron VanDevender, Ph.D.	Director	, 2020